Form 10-K, Exhibit 13
period 1996-03-31
SMITHFIELD COMPANIES INC
filed 1996-06-21
CIK 835342

THE SMITHFIELD COMPANIES, INC.
                               1996 ANNUAL REPORT

                             [product photographs]

                             [product photographs]

                                    CONTENTS


                Letter to Shareholders                  2

                Selected Financial Data                 5

                Management's Discussion and Analysis    6

                Consolidated Financial Statements       8

                Notes to Consolidated Financial
                   Statements                          11

                Report of Independent Accountants      17

                Quarterly Results of Operations        18

                Directors, Executive Officers and
                   Management                          19

                Corporate Information                  20



                             [product photographs]



    [CAPTION]   The Smithfield Companies, Inc. is a diversified
                producer of specialty food products. The Company markets its products primarily to the retail grocery, food service and gourmet food industries as well as through its own retail outlets and consumer catalogs. Its five operating units are The Smithfield Ham and Products Co., V.W. Joyner
                & Co., Pruden Packing Co., Williamsburg Foods and The New Orleans School of Cooking.

To Our Fellow Shareholders

[photograph of Richard S. Fuller, President and CEO]
[CAPTION]   Richard S. Fuller, President and CEO


    Fiscal 1996 was a year of significant developments and achievements at The Smithfield Companies. As the year began,aggressive plans were in place to position the Company for long-term growth and profitability and by year end we had realized tangible results.

    Management spent considerable time and effort during fiscal 1995 developing a strategic plan for your Company's future which outlines specific requirements for businesses we will invest in and operate. The goal of these efforts is to increase shareholder wealth. The strategy is clear and straight-forward:

     . Invest in specialty or niche food or food related businesses that enjoy value-added margins;

     . Product lines must be in growth categories with leading or strong marketplace position;

     . Businesses must have a consistent and
       predictable cash flow.


    We began the process of implementing these guidelines by looking within and determined that our Bunker Hill Foods business did not fulfill our long-term goals. While Bunker Hill had contributed approximately 57% of sales and 44% of earnings to Smithfield over the previous few years, it competed in the highly competitive retail grocery distribution channel in a declining canned meat category which is dominated by national companies. On August 23, 1995 we sold our Bunker Hill Foods Division to Castleberry/Snows Brand's, Inc. of Augusta, Georgia for approximately $12 million which resulted in an after-tax gain of $1.7 million. The proceeds from the sale liquidated existing long-term debt, placed the Company in a substantial cash position and will allow us to significantly raise our investment in growth segments of the food industry.

    Our specialty food brands pictured on this year s annual report are product lines that represent higher margin investments with solid growth potential.

FINANCIAL PERFORMANCE

    Operating revenues from continuing operations for the year ended March 31, 1996 grew modestly to a record $18.2 million compared to $17.9 million a year earlier. Net income also reached a record high $2,651,759, a 90% increase over 1995 results of $1,392,509. Per share income increased 97% from $.94 to $1.85 per share, another record.

    The substantial increase in net income is attributable to an after-tax gain of $1,699,155 related to the sale of assets of the Company's Bunker Hill Division. Income from continuing operations for the year ended March 31, 1996 grew to $808,526 compared to $541,676 the previous year. The improvement is primarily due to interest income from the invested proceeds from the Bunker Hill sale.

    As a result of record earnings and the sale of the Bunker Hill assets, Smithfield's financial condition improved significantly at year end. Total assets were $17.7 million of which $9.9 million was cash and cash equivalents. Working capital was $12.0 million up from $6.7 million the previous year and our current ratio was 7.7 to 1. Our debt to equity declined to 11% from 23% a year earlier. Stockholders' equity was $15.9 million or 90% of total capitalization. Book value at year end was $11.22 per share.



                                      The Smithfield Companies, Inc.

    The Company is in a strong financial position and is well positioned to take advantage of growth opportunities.


CASH INVESTMENTS


    On March 31, 1996 approximately 55% of our asset base was cash placed in safe but low yielding investments. Since August of 1995 we have averaged over $9.0 million invested in a tax-free industrial revenue bond pool. The individual bonds are backed by the good faith of the debtors and a letter of credit from a major bank. The investments offer liquidity by allowing weekly investing or withdrawals. The Company is not exposed to principal gains or losses due to fluctuating interest rates. Smithfield enjoyed an average effective taxable yield of 6.07% on invested cash in the year just completed which compares to an average taxable yield of 6.3% on thirty year treasuries for the same period. Until a meaningful acquisition is completed which would shift our funds into a higher yielding investment, lower interest rates on our short-term securities will have a negative effect on earnings.


SHARES PURCHASED


    Although our stock price climbed to a record level this past fiscal year, it remained undervalued and we decided to continue our open market purchases of Smithfield Companies' shares. During the just completed year we acquired 49,102 shares. As of this writing we have repurchased approximately 300,000 shares since 1990 at an average cost of about $7.80 per share. In view of our strong balance sheet and as long as market conditions seem favorable, the Company will be inclined to purchase additional shares.


DIVIDENDS


    In November your Board of Directors declared a special dividend of $.12 per share which was paid in January. The special dividend represented approximately 10% of the gain realized from the Bunker Hill sale and was in addition to the regular quarterly dividend.

    The Smithfield Companies regular annual paid dividends rose to $.20 per share, an 11% increase from $.18 per share paid the previous year. Fiscal 1996 makes the fifth consecutive year that


                                    [graphs]


                                1996       1995       1994       1993      1992

Net Income (in thousands)     $ 2,652    $ 1,393    $   939    $ 1,387   $ 1,171

Income from continuing
  operations (in thousands)   $   809    $   542    $   294    $   507   $   219

Net sales (in thousands)      $18,180    $17,854    $17,738    $16,466   $13,929




                                                       1996 Annual Report
dividends have increased. The Company will continue to consider dividend increases as circumstances permit.

NEW DIRECTOR

        The Company will succeed in the future in part because of the strong leadership of your Board of Directors. In November, Bernard C. Baldwin, III,

an attorney with the Lynchburg, Virginia firm of Edmunds and Williams, was appointed a director of The Smithfield Companies. Mr. Baldwin serves on several other corporate boards and has been our general counsel for ten years.
Bernard's background and experience have added measurably to the overall strength of our Company and we count on his input in the coming years.

                                    [graphs]


                             1996       1995       1994       1993      1992
Shareholders' Equity
  (in thousands)           $15,894    $14,233    $13,262    $13,020   $12,087

Regular Dividends          $  0.20    $  0.18    $  0.16    $  0.13   $  0.08



SPECIAL APPRECIATION

        In an era of downsizing, plant closings and early retirements that have cast a shadow over employer and employee loyalty, one only needs to look within The Smithfield Companies to find a spirit of dedication and hard work that runs counter to that trend. Shortly after the close of World War II, a seventeen year old named Alton Gwaltney joined our Smithfield business working in the batching and weighing department of the Smithfield Ham and Products Co. Always willing to learn and grow, Alton worked in all aspects of production, research, sales and administration to eventually rise to executive vice president of that operation. In September of this past year Alton celebrated his fiftieth year with Smithfield. The Smithfield Companies is grateful for Alton Gwaltney's leadership by example. He is truly a mentor to us all.

OUTLOOK

        We're excited about the products and strategies that will help us grow in fiscal 1997 and beyond. We have the specialty brands and management in place to meet our goals and we have the financial strength to pursue opportunities in the higher growth and higher margin segments of the food industry.

        Yes, fiscal 1996 was a year of significant achievements, but it would not have been possible without the tremendous effort put forth by our dedicated employees. They made it happen and what happened has set the stage for a future that promises many challenges and opportunities. Our job is to meet those challenges and capitalize on those opportunities in a way that will add value to your investment in Smithfield. I can assure you we will work diligently to that end.



/s/ RICHARD S. FULLER
   -------------------------------
RICHARD S. FULLER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
JUNE 3, 1996


                                               The Smithfield Companies, Inc.



SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                   FOR THE YEAR ENDED MARCH 31
                                                               1996            1995           1994           1993           1992

Income Statement Data:
Net sales                                                   $ 18,180       $  17,854       $  17,738      $ 16,466      $  13,929
Cost of goods sold                                            11,527          11,335          11,814        10,947         10,117
  Gross profit                                                 6,653           6,519           5,924         5,519          3,812
Other operating revenue (expense)                                 54              59              21            15            (65)
Selling, general and administrative expenses                   5,750           5,524           5,321         4,584          3,187
  Operating income                                               957           1,054             624           950            560
Interest income (expense), net                                   247            (151)           (137)         (111)          (194)
  Income from continuing operations
     before income taxes                                       1,204             903             487           839            366
Income taxes                                                     395             361             193           332            147
  Income from continuing operations                              809             542             294           507            219
Income from discontinued operations                            1,843             851             645           880            952

   Net income                                               $  2,652        $  1,393        $    939      $  1,387       $  1,171

Earnings per share:
 Continuing operations                                      $   0.56         $  0.37        $   0.20       $  0.32       $   0.14
 Discontinued operations                                        1.29            0.58            0.43          0.56           0.60

Earnings per share                                          $   1.85         $  0.94         $  0.62       $  0.89        $  0.74

Dividends per share of common stock                         $   0.32         $  0.18         $  0.16       $  0.13        $  0.08

Balance Sheet Data (at period end):
Working capital                                             $ 11,980         $ 6,687         $ 7,004       $ 6,217        $ 6,021
Total assets                                                  17,679          17,443          17,667        17,211         16,762
Long-term debt                                                     -           1,000           2,425         1,625          2,100
Stockholders'  equity                                         15,894          14,233          13,262        13,020         12,087





                                                     1996 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company produces and markets branded foods primarily to the retail grocery, food service and gourmet food industries. The Company also markets its products through direct mail and its own retail outlets. The Company's business is somewhat seasonal with its direct mail and gourmet food operations having disproportionate sales during the Christmas season. This traditionally makes the Company's third quarter sales and income the highest of the fiscal year.

RESULTS OF CONTINUING OPERATIONS

    The following table shows, for the periods indicated, items included in Selected Financial Data as a percentage of sales and the percentage changes in the dollar amounts of such items compared to the prior period.

                                                                                                      PERIOD TO PERIOD
                                                                 PERCENTAGE OF SALES                     CHANGE
                                                                    FISCAL YEARS                       FISCAL YEARS
                                                                     ENDED MARCH 31                    ENDED MARCH 31
                                                                                                    1996 VS      1995 VS
                                                        1996            1995         1994           1995           1994
Net sales                                              100.0%          100.0%       100.0%          1.8%           0.7%
Cost of goods sold                                      63.4            63.5         66.6           1.7           (4.0)
Gross profit                                            36.6            36.5         33.4           2.1           10.0
Other operating revenue                                  0.3             0.3          0.1          (9.9)         186.3
Selling, general and administrative expenses            31.6            30.9         30.0           4.1            3.8
Income from operations                                   5.3             5.9          3.5          (9.3)          68.9
Interest expense                                        (0.2)           (0.9)        (0.8)        (75.2)          10.1
Other income                                             1.5             0.0          0.0            NM            0.9
Income from continuing operations
    before income taxes                                  6.6             5.0          2.7          33.3           85.3
Income taxes                                             2.2             2.0          1.0           9.4           87.0
Income from continuing operations                        4.4%            3.0%         1.7%         49.3           84.1

                                                          NM-Not meaningful
FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales in 1996 were $18.2 million compared to $17.9 million in 1995. Sales in most categories remained relatively constant as compared to the prior year. Cost of sales decreased as a percentage of net sales to 63.4% for the year ended March 31, 1996 from 63.5% for the year ended March 31, 1995.

    Selling expenses increased as a percentage of net sales to 13.8% for the year ended March 31, 1996 from 12.2% for the year ended March 31, 1995. Most of the increase is due to higher marketing and promotional expenses needed to maintain market share due to competitive pressures and to procure new business.

    General and administrative expenses decreased as a percentage of net sales to 17.9% for the year ended March 31, 1996 from 18.7% for the year ended March 31, 1995. The decrease was primarily due to a cost cutting effort in the Company's specialty foods division.

    The significant change in net interest, from expense of $151,538 during 1995 to income of $246,983 during 1996, is the result of extinguishing the Company's revolving credit loan and investing the remaining proceeds from the sale of Bunker Hill into highly liquid debt instruments.

    Income tax expense from continuing operations as a percentage of income from continuing operations before income taxes was 32.8% for the year ended March 31, 1996 compared to 40.0% for the year ended March 31, 1995. The decrease is the result of $215,000 in interest income from tax-exempt municipal bond funds.

    Income from continuing operations increased to $808,526 or $.56 per share in 1996 compared to $541,676 or $.37 per share in 1995. The weighted average shares of common stock outstanding was 1,432,724 in 1996 and 1,474,948 in 1995. The difference in weighted average shares is due to the repurchase of 49,102 shares in 1996 and 22,846 shares in 1995.
                                                  The Smithfield Companies, Inc.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net sales in 1995 were $17.9 million compared to $17.7 million in 1994. The Company had sales increases in its specialty food businesses which was generally offset by lower sales in the cured meat business due to lower selling prices as a result of lower raw material costs.

   Cost of sales decreased as a percentage of net sales to 63.5% for the year ended March 31, 1995 from 66.6% for the year ended March 31, 1994. The lower costs were due to favorable pork prices compared to the prior year.

   Selling expenses increased as a percentage of net sales to 12.2% for the year ended March 31, 1995 from 11.7% for the year ended March 31, 1994. Lower raw material costs and competitive pressures have required the Company to increase its marketing and promotional expenditures to the retail grocery trade to help increase sales and expand market share.

  The increase in general and administrative expenses during the year was primarily attributable to the overall increase in the consumer price index.

   Net interest expense increased to $151,538 for the year ended March 31, 1995 compared to $136,872 for the year ended March 31, 1994. Although the Company's average debt outstanding decreased from $2.9 million in 1994 to $2.5 million in 1995, the Company's average interest rate increased from 4.8% in 1994 to 6.2% in 1995.

  Income tax expense as a percentage of income before income taxes was consistent for the years ended March 31, 1995 and 1994.

  Income from continuing operations increased to $541,676 or $.37 per share in 1995 compared to $294,162 or $.20 per share in 1994. The weighted average shares of common stock outstanding was 1,474,948 in 1995 and 1,507,235 in 1994. The difference in weighted average shares is due to the repurchase of 22,846 shares in 1995 and 59,392 shares in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  On August 23, 1995, the Company sold the assets of its Bunker Hill Division to Castleberry/Snow's Brands, Inc. After payment of expenses and income taxes the Company received net proceeds of approximately $10,150,000. The Company repaid its outstanding credit loan and invested much of the remaining proceeds in short-term highly liquid debt instruments. On March 31, 1996 approximately $9.7 million was invested.

  The Company will continue its strategy of looking for growth through acquisitions in higher margin segments of the food industry. Having a significant amount of cash on hand, as well as available funds on its credit line, the Company believes it is in excellent position to invest in assets which will increase shareholder value over time.

  Until a meaningful acquisition is completed which would shift assets into higher yielding investments, lower interest rates on the Company's short-term investments will have a negative impact on earnings.

  The Company believes its liquidity and capital resources to be excellent. The Company's net cash flow from continuing operations during the year was sufficient to fund its purchases of property, equipment and intangibles and to satisfy its existing cash requirements.

  The Company's debt financing at March 31, 1996 consists of a $10,000,000 revolving credit line from a bank at the lower of the Wall Street Journal's quoted prime rate, the secondary market rate for certificates of deposit, adjusted for reserves, plus .75%, or the LIBOR market rate plus .75% and expires on March 27, 1997. As of March 31, 1996, the Company had no outstanding balance on this credit line.

  Management believes the Company's capital resources are sufficient to meet all of its working capital requirements into the foreseeable future.

IMPACT OF INFLATION

Over the past three years, the effects of inflation on the Company's operations have been minimal. If inflation rises substantially, competitive pressures may make it difficult for the Company to pass the increases to the consumer.



                                                     1996 Annual Report

CONSOLIDATED BALANCE SHEETS
THE SMITHFIELD COMPANIES, INC.


                                                             MARCH 31
                                                      1996              1995
ASSETS
Current Assets
  Cash and cash equivalents                        $ 9,934,130     $   318,101
  Trade receivables, less allowance for doubtful
    accounts of $64,000 in 1996 and 1995               990,968       2,224,026
  Inventories                                        2,639,458       6,065,746
  Prepaid expenses                                      65,009         109,700
  Deferred income taxes                                135,000         165,000
         Total Current Assets                       13,764,565       8,882,573
Property and Equipment
  Land                                                 396,342         406,968
  Buildings                                          3,453,660       6,329,801
  Machinery and equipment                            1,297,104       3,388,116
  Delivery equipment                                   160,444         379,426
  Office furniture and equipment                       715,800         883,551
                                                     6,023,350      11,387,862
  Less accumulated depreciation                      2,923,577       5,604,024
                                                     3,099,773       5,783,838
Other Assets
  Trademarks and other intangibles                     256,799       1,987,059
  Other intangibles, primarily goodwill,
    net of accumulated amortization                    239,595         586,751
  Deferred income taxes                                115,000
  Other                                                202,995         202,995
                                                       814,389       2,776,805
                                                   $17,678,727     $17,443,216

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt                $         -     $   100,000
  Accounts payable                                     447,043         708,152
  Accrued compensation                                 218,876         317,407
  Accrued expenses                                     876,181         730,500
  Income taxes payable                                 242,173         339,585
         Total Current Liabilities                   1,784,273       2,195,644
Long-Term Debt, less current portion                         -       1,000,000
Deferred Income Taxes                                        -          15,000
Stockholders' Equity
  Preferred stock, $100 par value-authorized
    250,000 shares none issued
  Common stock, no par value, authorized
    5,000,000 shares; outstanding 1,416,160 shares
    and 1,465,262 shares                             5,220,445       5,752,656
  Retained earnings                                 10,674,009       8,479,916
                                                    15,894,454      14,232,572
                                                   $17,678,727     $17,443,216


See notes to consolidated financial statements.



8                     The Smithfield Companies, Inc.

CONSOLIDATED STATEMENTS OF INCOME
THE SMITHFIELD COMPANIES, INC.



                                                          FOR THE YEAR ENDED MARCH 31
                                               1996             1995              1994
Net sales                                  $18,180,219      $ 17,854,209      $  17,737,451
Cost of goods sold                          11,527,127        11,335,437         11,813,649
 Gross profit                                6,653,092         6,518,772          5,923,802
Other operating revenue                         53,498            59,383             20,744
                                             6,706,590         6,578,155          5,944,546
Operating expenses:
 Selling                                     2,501,208         2,178,859          2,074,529
 General and administrative                  3,248,839         3,345,082          3,245,983
                                             5,750,047         5,523,941          5,320,512
 Operating income                              956,543         1,054,214            624,034
Nonoperating income (expense):
 Other income, primarily interest              285,580             4,205              4,599
 Interest expense                              (38,597)         (155,743)          (141,471)
                                               246,983          (151,538)          (136,872)
  Income from continuing operations
  before income taxes                        1,203,526           902,676            487,162
Federal and state income taxes                 395,000           361,000            193,000
  Income from continuing operations            808,526           541,676            294,162
Discontinued operations:
 Income from operations of Bunker Hill less
  income taxes of $95,000 in 1996,
  $567,000 in 1995 and $425,000 in 1994        144,078           850,833            644,486
 Gain on sale of Bunker Hill less
 income taxes of $1,040,000                  1,699,155                 -                  -
  Income from discontinued operations        1,843,233           850,833            644,486

    Net income                            $  2,651,759       $ 1,392,509         $  938,648

Earnings per share:
 Continuing operations                    $       0.56       $      0.37         $     0.20
 Discontinued operations                          1.29              0.58               0.43

Earnings per share                        $       1.85       $      0.94         $     0.62



See notes to consolidated financial statements.


                                                     1996 Annual Report       9

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE SMITHFIELD COMPANIES, INC.


                                                           FOR THE YEAR ENDED MARCH 31
                                                      1996             1995            1994

Operating Activities
Net income                                        $ 2,651,759     $ 1,392,509     $   938,648
  Income from discontinued operations              (1,843,233)       (850,833)       (644,486)
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                   466,229         475,175         479,212
      Loss (Gain) on disposal of property
       and equipment                                   34,085          (6,042)          5,793
      Decrease in deferred income taxes              (100,000)       (200,000)        (80,000)
      Change in assets and liabilities:
       Trade receivables                             (334,447)        168,896        (112,760)
       Inventories                                    139,745        (198,441)        (96,224)
       Prepaid expenses and other                     (23,618)         37,259          15,263
       Accounts payable and accrued
         compensation and expenses                    247,048         257,140         (84,527)
       Income taxes payable                           (97,412)        240,022         (28,631)
  Net cash provided by continuing operations        1,140,156       1,315,685         392,288
  Net cash provided by discontinued operations        621,849       1,853,974         793,095
  NET CASH PROVIDED BY OPERATING ACTIVITIES         1,762,005       3,169,659       1,185,383

INVESTING ACTIVITIES
  Proceeds from the sale of Bunker Hill            11,969,760
  Expenses and income taxes related to the
    sale of Bunker Hill                            (1,815,285)
  Acquisition:
    Intangible assets                                 (43,068)       (311,503)
    Inventories                                                      (650,000)
  Purchase of property and equipment                 (182,106)       (374,229)     (1,260,686)
  Proceeds from sale of property and equipment         14,600          17,875          28,058
  NET CASH (USED IN) PROVIDED BY
    INVESTING ACTIVITIES                            9,943,901      (1,317,857)     (1,232,628)

FINANCING ACTIVITIES
  Proceeds from revolving line of credit            2,000,000       4,500,000       5,700,000
  Principal payments on revolving line of credit
    and long-term debt                             (3,100,000)     (5,925,000)     (4,900,000)
  Cash dividends paid                                (457,666)       (265,375)       (240,617)
  Repurchase of common stock                         (532,211)       (157,023)       (455,736)
  NET CASH PROVIDED BY (USED IN)
    FINANCING  ACTIVITIES                          (2,089,877)     (1,847,398)        103,647
NET INCREASE IN CASH AND CASH EQUIVALENTS           9,616,029           4,404          56,402
Cash and cash equivalents at beginning of year        318,101         313,697         257,295

CASH  AND CASH EQUIVALENTS AT END OF YEAR         $ 9,934,130     $   318,101     $   313,697



See notes to consolidated financial statements.




10      The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. - MARCH 31, 1996

NOTE A - Significant Accounting Policies

   Principles of Consolidation: The consolidated financial statements include the accounts of The Smithfield Companies, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

   Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Segment Information: The Smithfield Companies, Inc. and its subsidiaries are engaged principally in a single business segment designated as "food
processing".   As a federally inspected food processor, the Company is engaged in the processing and/or distribution of cured meats, smoked meats and other food products. No single customer accounts for more than 10% of net sales.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

   Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and trade receivables. All of the Company' s cash equivalents are in high quality, highly liquid short-term municipal bond funds. The carrying amount of these cash equivalents approximate fair value because of their short maturities and fluctuating interest rates. Credit risk with respect to trade receivables are limited because the Company has a large number of diverse customers, thus spreading the trade credit risk. The Company does not have a policy for requiring collateral on its cash equivalents and trade receivables.

   Inventories: Inventories are valued at lower of cost (determined on the first-in, first-out method) or market.

   Property and Equipment: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line and accelerated methods (buildings 10-40 years; machinery and equipment 7-10 years; delivery equipment 3-10 years; office furniture and equipment 5-10 years). Accelerated methods are used for income tax purposes.

   Amortization of Intangibles: Intangibles include goodwill, trademarks, brand names and organizational costs. Goodwill is being amortized over twenty years using the straight-line method. Trademarks, brand names and organizational costs are being amortized over their estimated useful lives of four to twenty years using the straight-line method. Accumulated amortization of intangibles is $446,000 and $1,347,000 at March 31, 1996 and 1995, respectively.

   Income Taxes: Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Earnings Per Share: Earnings per share are calculated by dividing net income by the weighted average number of shares of Common Stock outstanding (1,432,724 in 1996; 1,474,948 in 1995; 1,507,235 in 1994). Outstanding stock options have not been included as they have an insignificant effect on the computation.

NOTE B - Inventories

 Inventories at March 31, 1996 and 1995 consisted of the following:

                         1996            1995
Finished goods        $ 1,244,061    $ 3,641,963
Production materials:
  Meats                   986,548      1,421,858
  Other ingredients        92,350        419,262
  Packing ingredients     316,499        582,663
                      $ 2,639,458    $ 6,065,746

                                                    1996 Annual Report      11

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. - MARCH 31, 1996

NOTE C - Long-Term Debt

                                                 1996                1995

Note payable, due in quarterly installments
  of $25,000 plus interest at 7%                                   100,000
Secured line of credit loan payable to
  bank with interest due currently                               1,000,000
                                                                 1,100,000
Less current portion                                               100,000
                                                               $ 1,000,000

   The Company has a secured line of credit agreement with a bank.   The
agreement provides the Company with a $10 million line of credit loan which can be used for all working capital needs and for acquisitions of companies in the food business. The loan bears interest at the lower of The Wall Street Journal's quoted prime rate, the secondary market rate for certificates of deposit, adjusted for reserves, plus .75%, or the LIBOR market rate plus .75% and is subject to renewal on March 27, 1997.

   The total amount borrowed under this agreement cannot exceed the sum of the Company' s consolidated accounts receivable and consolidated inventories. Amounts borrowed are collateralized by all of the Company' s trade receivables, inventories and intangible assets.

   Under the terms of this agreement, the Company, among other things, agrees to
(1) maintain a minimum fixed charge coverage ratio, as defined, of 2:1 and (2) maintain a maximum debt to tangible net worth ratio, as defined, of 1.25:1. The loan agreement defines tangible net worth as net worth less intangible assets.

   The Company paid $45,225 in 1996, $166,913 in 1995 and $138,495 in 1994 in
interest on all indebtedness.  $6,628 was accrued at March 31, 1995.

NOTE D - Stockholders' Equity

CAPITAL STOCK

   The Company is authorized to issue up to 5,250,000 shares of stock of all classes, of which 5,000,000 shares are to be designated Common Stock and 250,000 shares are to be designated Preferred Stock. The Company's Common Stock has no par value. The Company's Preferred Stock (none outstanding) has a par value of $100.00 per share.

   The Company's Preferred Stock may be issued in one or more series, with each series to have distinctive serial designations and such preferences, limitations, and relative rights as shall be permitted by law and established by resolution of the Board of Directors providing for the issue of such Preferred Stock. Each series of Preferred Stock may have the number of shares, voting powers, redemption provisions, dividend rights, liquidation preferences, convertibility features, and sinking fund entitlements as shall be set forth in such Board resolution.

   On July 31, 1991, the Board of Directors authorized 100,000 shares of voting Series A Junior Participating Cumulative ($300 per share semi-annually) Preferred Stock pursuant to the Shareholder Rights Plan discussed below.

   The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company without any further action by holders of the Company's Common Stock and may adversely affect the rights of existing stockholders.


12      The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. - MARCH 31, 1996

STOCK OPTIONS

   Under the Company's Stock Option Plan selected employees of the Company may be granted options to purchase Common Stock. Such options may be designated Incentive Stock Options, as defined under the Internal Revenue Code, or Nonstatutory Stock Options at the time the option is granted. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant of such options, and the options must be exercised within ten years. Other terms of the options will be determined at the date of grant. A maximum of 200,000 shares of Common Stock may be granted under this Plan. The options are exercisable two years from the date of grant. At March 31,1996 the range of exercise prices is $6.75-9.50 and the weighted average remaining contractual life of the options is 3.9 years. The Company had 53,500, 77,500 and 52,500 shares which were exercisable at March 31, 1996, 1995 and 1994, respectively. At March 31, 1996, the weighted average exercise price of those shares is $8.21.

   The following is a summary of transactions for the Stock Option Plan:

                                        NUMBER OF   WEIGHTED AVERAGE
                                         SHARES      EXERCISE PRICE

Options outstanding at March 31, 1993    78,500          $ 7.96
  Granted                                 2,000          $ 7.75
  Canceled                               (1,000)         $ 7.00
Options outstanding at March 31, 1994    79,500          $ 7.95
  Granted                                 4,000          $ 6.75
Options outstanding at March 31, 1995    83,500          $ 7.89
  Canceled                              (27,000)         $ 7.39
Options outstanding at March 31, 1996    56,500          $ 8.13

SHAREHOLDER RIGHTS PLAN

   On July 31, 1991, the Board of Directors adopted a Shareholder Rights Plan ("Rights Plan") and declared a dividend of one Right for each outstanding share of Common Stock. Under the terms of the Rights Plan, the Rights will be exercisable only if a person, group or other entity that was not a 10% shareholder as of July 1, 1991, becomes a 15% or more shareholder. Each Right will entitle the holder, upon payment of the exercise price of $29.50, to acquire one ten-thousandths of a share (a "unit") of Series A Junior Participating Cumulative Preferred Stock. Each unit has the same voting rights as one share of Common Stock. At the discretion of the Board of Directors, the Company will be entitled to redeem the Rights for $.01 per Right at any time before announcement that a 15% position has been acquired, and for 10 days after the announcement.

   If the Rights have not been redeemed, and any person, group or entity becomes a 20% or more shareholder, each Right will entitle the holder, except the acquiring person, group, or entity, upon payment of the exercise price, to acquire Preferred Stock or Common Stock at the option of the Company, each having a value equal to twice the Right's exercise price. Also, if the Company were acquired in a merger or other business combination by such persons, group or entity, or if 50% of its earning power or assets were sold in one transaction or series of transactions, each Right would entitle the holder, except the acquiring person, group or entity, to purchase securities of the surviving company having a market value equal to twice the Right's exercise price. The Rights will expire on July 31, 2001 unless previously exercised or redeemed by the Board of Directors.


                                                     1996 Annual Report      13

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. - MARCH 31, 1996


 An analysis of changes in Common Stock and Retained Earnings follow:


                                                COMMON           RETAINED
                                                 STOCK           EARNINGS
Balance at March 31, 1993                     $ 6,365,415     $  6,654,751
  Net Income                                                       938,648
  Dividends ($.16 per share)                                      (240,617)
  Repurchase of 59,392 Shares of Common Stock    (455,736)
Balance at March 31, 1994                       5,909,679        7,352,782
  Net Income                                                     1,392,509
  Dividends ($.18 per share)                                      (265,375)
  Repurchase of 22,846 shares of Common Stock    (157,023)
Balance at March 31, 1995                       5,752,656        8,479,916
  Net Income                                                     2,651,759
  Dividends ($.32 per share)                                      (457,666)
  Repurchase of 49,102 shares of Common Stock    (532,211)
Balance at March 31, 1996                     $ 5,220,445     $ 10,674,009

NOTE E - Sale of the Assets of Bunker Hill

    On August 23, 1995, the Company sold most of the assets and transferred its trade accounts payable of $327,000 of its Bunker Hill Division to Castleberry/Snow's Brands, Inc. The Company received proceeds of approximately $12,000,000 from the sale and recorded a gain of $1,699,155 after recording income taxes of $1,040,000. All results of operations being reported for periods prior to the sale have been reclassified to present the Company's former Bunker Hill Division as a discontinued operation. Included in discontinued operations were net sales of $6,079,751, $23,054,703 and $22,988,969 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE F - Employee Benefit Plans

PROFIT SHARING PLAN

  The Company's profit sharing plan is a voluntary, defined contribution plan which covers virtually all employees. The Company may contribute annually up to a certain percentage of employee compensation to the plan. The Company contributed $90,000, $100,000 and $60,000 in 1996, 1995 and 1994,
respectively, into this profit sharing plan.

EMPLOYEE STOCK OWNERSHIP PLAN

  The Company's Employee Stock Ownership Plan "the Plan" covers all employees who have attained the required minimum age and length of service, except those covered by a collective bargaining agreement. Contributions to the Plan, which will be invested in the Company' s Common Stock, are made as determined by the Board of Directors and are limited to certain percentages of the eligible employees' compensation. The Company contributed $110,000, $75,000 and $70,000 into the Plan for the years ended March 31, 1996, 1995 and 1994, respectively.




14                           The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. - MARCH 31, 1996


NOTE G  - Income Taxes


  Significant components of the Company's deferred tax liabilities and assets as of March 31, 1996 and 1995 are as follows:

                                                   1996         1995
Deferred tax assets-current:
  Accrued liabilities                         $ 101,000    $ 115,000
  Inventory cost                                 13,000       30,000
  Accounts receivable allowance                  21,000       20,000
  Book over tax depreciation                    109,000       85,000
  Book over tax amortization                      6,000            -
    Total deferred tax assets                   250,000      250,000

Deferred tax assets (liabilities)-noncurrent:
  Tax over book amortization                                (100,000)
    Total deferred tax liabilities                    -     (100,000)

    Net deferred tax assets                   $ 250,000    $ 150,000

     The provision for income taxes consists of the following:


                                1996          1995          1994
Continuing operations:
  Currently payable:
    Federal              $   405,000     $ 381,000     $ 192,000
    State                     60,000        58,000        26,000
                             465,000       439,000       218,000
  Deferred:
    Federal                  (60,000)      (68,000)      (22,000)
    State                    (10,000)      (10,000)       (3,000)
                             (70,000)      (78,000)      (25,000)
                             395,000       361,000       193,000
Discontinued operations:
  Currently payable:
    Federal                1,009,000       599,000       423,000
    State                    156,000        90,000        57,000
                           1,165,000       689,000       480,000
  Deferred:
    Federal                  (26,000)     (106,000)      (48,000)
    State                     (4,000)      (16,000)       (7,000)
                             (30,000)     (122,000)      (55,000)
                           1,135,000       567,000       425,000
                         $ 1,530,000     $ 928,000     $ 618,000




                                                     1996 Annual Report      15

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. - MARCH 31, 1996



    The provision for income taxes varies from that computed using federal statutory rates of 34%, as follows:


                                             FOR THE YEAR ENDED MARCH 31
                                          1996          1995         1994

Federal taxes at statutory rate     $ 1,422,000      $ 789,000    $ 529,000
State taxes net of federal benefit      134,000         98,000       55,000
Trademark and goodwill amortization       7,000         28,000       29,000
Tax-exempt interest                     (73,000)
Other                                    40,000         13,000        5,000
                                    $ 1,530,000      $ 928,000    $ 618,000

   The Company made income tax payments of $1,727,412 in 1996, $887,978 in 1995 and $726,630 in 1994.

NOTE H - Other Financial Information

COMMITMENTS AND CONTINGENCIES

   Employment agreements have been established with certain officers of the Company. These agreements include clauses relating to salary and severance. The Company also has incentive arrangements with certain officers of the Company.

LEASES

   The Company's operating leases consist primarily of retail facilities, some of which contain escalation clauses and renewal options for up to five years.

   Aggregate minimum rental commitments under non-cancelable operating leases having remaining terms of more than one year were $550,000 and are payable as follows: 1997, $232,000; 1998, $179,000; 1999, $45,000; 2000, $45,000; 2001,
$45,000; 2002, $4,000.

   Contingent rentals relate to retail sales space based on gross sales. Rent expense is summarized as follows:

                                         FOR THE YEAR ENDED MARCH 31
                                       1996         1995        1994
Minimum rentals                    $ 254,343    $ 253,068    $ 275,677
Contingent rentals                    74,258       71,792       70,453
 TOTAL                             $ 328,601    $ 324,860    $ 346,130



RELATED PARTY TRANSACTIONS

   In November 1995, Bernard C. Baldwin, III, an attorney with the Company's law firm, was appointed to the Board of Directors. The Company paid $61,333 to the law firm in 1996 of which $59,161 related to the sale of the assets of Bunker Hill. Another member of the Board of Directors is president of a company to which the Company paid fees of $12,000, $12,000 and $15,000 in 1996, 1995 and 1994, respectively. The chairman of the Company's Board of Directors is also the board chairman of a food broker to which the Company paid sales commissions of $68,377, $184,228 and $191,651 in 1996, 1995 and 1994, respectively, all of which is included in discontinued operations. A fourth board member is president of a company which supplied packaging materials to the Company in the amount of $7,289, $37,518 and $48,051 in 1996, 1995 and 1994, respectively, of which $30,315 and $38,751 in 1995 and 1994, respectively, is included in discontinued operations.


16      The Smithfield Companies, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS



Shareholders and Board of Directors
THE SMITHFIELD COMPANIES, INC.

    We have audited the accompanying consolidated balance sheet of The Smithfield Companies, Inc. as of March 31, 1996 and the related consolidated statements of income and cash flows for the year ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of The Smithfield Companies, Inc. as of March 31, 1995 and the related consolidated statements of income and cash flows for each of the two years in the period ended March 31, 1995, were audited by other auditors whose report, dated May 24, 1995, except for Note H which the date was June 8, 1995, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management , as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Smithfield Companies, Inc. at March 31, 1996 and the consolidated results of its operations and its cash flows for the year ended March 31, 1996 in conformity with generally accepted accounting principles.




Virginia Beach, Virginia
May 17, 1996





                                                     1996 Annual Report      17

Quarterly Results Of Operations
    The following table presents quarterly results of operations for the years ended March 31,1996 and 1995. (In thousands, except per share data)

                                              FISCAL 1996                               FISCAL 1995
                             ----------------------------------------   ---------------------------------------
                               1ST        2ND        3RD         4TH      1ST        2ND        3RD        4TH
                             QUARTER    QUARTER    QUARTER    QUARTER    QUARTER   QUARTER    QUARTER   QUARTER
Net sales                     $3,568    $4,302    $ 7,441     $2,868     $3,455    $ 4,243    $ 7,321   $ 2,835
Cost of goods sold             2,177     2,706      4,759      1,885      2,171      2,876      4,535     1,754
Gross profit                   1,391     1,596      2,682        983      1,284      1,367      2,786     1,081
Other operating revenue            6         2         25         21          9         50          3        (2)
                               1,397     1,598      2,707      1,004      1,293      1,417      2,789     1,079
Selling, general and
  administrative expenses      1,284     1,430      2,003      1,033      1,185      1,233      1,952     1,154
Operating income                 113       168        704        (29)       108        184        837       (75)
Interest, net                    (19)       88         90         89        (46)       (56)       (40)       (9)
Income from continuing oper-
 ations before income taxes       94       256        794         60         62        128        797       (84)
Income taxes                      38        90        279        (12)        25         51        319       (34)
Income from continuing
 operations                       56       166        515         72         37         77        478       (50)
Income from discontinued
 operations                      125     1,718          -          -        121        189        255       285
Net income                    $  181    $1,884     $  515     $   72      $ 158     $  266     $  733    $  235

Earnings per share:
  Continuing operations       $ 0.04   $  0.12    $  0.36     $ 0.05     $ 0.03    $  0.05    $  0.33    $(0.03)
  Discontinued operations       0.09      1.20         -          -        0.08       0.13       0.17      0.19
Earnings per share            $ 0.12    $ 1.32    $  0.36     $ 0.05    $  0.11    $  0.18    $  0.50   $  0.16


18                             The Smithfield Companies, Inc.

                           [Photograph of Directors]

[CAPTION] Directors: (standing left to right) Edward Acree, Bernard C. Baldwin,
   III, Frank H. Buhler (seated left to right) Richard S. Fuller, Peter D. Pruden, III, James L. Cresimore

DIRECTORS

Edward Acree
President
Edward Acree & Associates

Bernard C. Baldwin, III
Partner
Edmunds & Williams

Frank H. Buhler
Chairman and CEO
Old Dominion Box Company

James L. Cresimore
Chairman
The Smithfield Companies, Inc.
Chairman
Allegiance Brokerage Company

Richard S. Fuller
President and
Chief Executive Officer

Peter D. Pruden, III
Executive Vice President and
Secretary


EXECUTIVE OFFICERS

Richard S. Fuller
President and
Chief Executive Officer

Peter D. Pruden, III
Executive Vice President and
Secretary

Mark D. Bedard
Chief Financial Officer and
Treasurer


MANAGEMENT

Lawrence J. Dauterive
General Manager
The New Orleans
School of Cooking

James S. Groves
Vice President of Retail Sales
The Smithfield Ham & Products Co.

Alton H. Gwaltney
Executive Vice President
The Smithfield Ham & Products Co.


R. A. Howell
Vice President and
General Manager
Pruden Packing Co.

R. Steven Jordan
Corporate Controller

F. Belton Joyner, III
Vice President and
General Manager
Williamsburg Foods

Larry R. Santure
Vice President and
General Manager
V. W. Joyner & Co.


                          1996 Annual Report       19

Corporate Information
EXECUTIVE OFFICES
The Smithfield Building
311 County Street, Suite 203
Portsmouth, Virginia 23704

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.

NASDAQ SYMBOL
HAMS

COUNSEL
Edmunds & Williams
800 Main Street
Lynchburg, Virginia 24505

AUDITORS
Coopers & Lybrand L.L.P.
400 One Columbus Center
Virginia Beach, Virginia 23462

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Tuesday, July 30, 1996 at 9:00 a.m. at
The Max, 426 Water Street, Portsmouth, VA

FORM 10-K REPORT
Copies of the Company's Annual Report on Form
10-K are available without charge, upon written request to:

The Smithfield Companies, Inc.
The Smithfield Building
311 County Street, Suite 203
Portsmouth, VA 23704



MARKET FOR SMITHFIELD COMMON STOCK
    The Company's common stock is traded in
the NASDAQ National Market Systems under the symbol HAMS. The following table sets forth the quarterly high and low market prices for each quarter of fiscal 1996 and 1995.

FISCAL 1996       HIGH        LOW
First Quarter   11 3/8      8 3/4
Second Quarter  11 1/2     10 3/4
Third Quarter   11 3/4     10 3/4
Fourth Quarter  12         11 1/4

FISCAL 1995       HIGH        LOW
First Quarter    7 1/2      6 3/4
Second Quarter   7 1/2      6 3/4
Third Quarter    7 3/4      6 3/4
Fourth Quarter   9 1/2      7 1/4

DIVIDENDS         1996       1995
First Quarter  $  0.05    $  0.04
Second Quarter $  0.05    $  0.04
Third Quarter  $  0.05    $  0.05
Fourth Quarter $  0.17    $  0.05
               $  0.32    $  0.18

    On May 31, 1996 there were 180 holders of record of the Company's Common Stock. In addition over 500 beneficial shareholders are estimated.

Mail Order Catalogs

  Your Company publishes three unique full color consumer catalogs each fall. We hope that you will consider one or all of these when planning your personal or corporate giving as well as your own fine dining and entertaining needs. For your catalog(s), call us TOLL FREE.

  The Smithfield Collection/Fin'n Feather   1-800-628-2242
  The Peanut Shop of Williamsburg           1-800-637-3268
  The New Orleans School of Cooking         1-800-237-4841

 You can also visit The Smithfield Collection on the Internet at:
   HTTP://WWW.SEVA.NET/BUS/SMITHFIELD/






                     20      The Smithfield Companies, Inc.

                             [product photographs]

                               [Smithfield Logo]

                            The Smithfield Building
                            311 County Street, Suite 203
                            Portsmouth, Virginia 23704