Form 10-K, Exhibit 13
period 1997-03-31
SMITHFIELD COMPANIES INC
filed 1997-06-25
CIK 835342

[LOGO]
                            THE SMITHFIELD COMPANIES


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

                                     CONTENTS
                    Letter to Shareholders              1
                    Selected Financial Data             3
                    Management's Discussion and
                      Analysis                          4
                    Consolidated Financial Statements   6
                    Report on Independent Auditors     15
                    Quarterly Results of Operations    16
                    Directors, Executive Officers
                      and Management                   16
                    Corporate Information              Inside Back Cover

              ----------------------------------------------------

              ABOUT OUR COVER

              The cover of this report was chosen as a special tribute to America's delicatessens. It is a reproduction of an original painting by noted New York artist William Low entitled THE NEW YORK DELI. The Smithfield Companies is the nation's largest supplier of country hams to delicatessens.

TO OUR FELLOW SHAREHOLDERS

    It was another year of solid performance and the most encouraging news is that we believe the best is yet to come.

     Over the past two years we have taken a number of steps toward enriching our shareholders with the objective of growing earnings, strengthening our balance sheet and positioning our Company for double digit sales growth into the future. We have set a strategy of investing in and marketing specialty food product lines that enjoy value added margins and will deliver consistent and predictable cash flows. I am pleased to report that your Company took additional steps toward these goals in fiscal 1997.
     The combination of strong controls, aggressive marketing programs, tight fiscal constraints and a dedicated work force enabled the Company to record another excellent year.
     Net sales for the year ended March 31, 1997 grew 7.2% to a record $19.5 million compared to $18.2 million a year earlier. Income from continuing operations also reached a record $911,016, a 12.7% increase over $808,526 earned in fiscal 1996. Net income for the year ended March 31, 1996 was $2,651,759 which reflected an after tax gain of $1,699,155 related to the sale of assets of the Company's Bunker Hill division. Earnings per share from continuing operations for the year ended March 31, 1997 increased 27% from $.56 to $.71 per share, another record.
     Smithfield's solid financial performance was achieved even though certain raw material costs climbed dramatically during the year which lowered gross profit margins. Despite the pressures of a high cost environment, we have remained committed to our mission of continuing to build our business for the long term. Our response to rising costs has been to manage operating expenses and increase prices. Further, we have been able to grow our sales volume through creative sales and marketing programs.
     As a result of your Company's performance in fiscal 1997, our financial condition remains solid. Total assets were $15.9 million of which $6.7 was cash and cash equivalents. Current assets exceeded current liabilities by a ratio of
7.1 to 1. Our debt to equity remains low at 11%. Shareholder's equity was $14.3 million, while book value of our stock was a record $11.75 per share. The Company is in a strong financial position to fund both internal and external growth opportunities.
     On February 28, 1997, we purchased certain product lines of Doughtie's Foods, Inc. of Portsmouth, Virginia along with equipment and other assets used to manufacture, market and sell these products. The operations have been integrated into the Company's plant in Smithfield, Virginia and will add approximately $3,000,000 in annual sales. The products acquired consist of frozen barbecues and chilis which are sold primarily to food service distributors in the mid Atlantic region. This acquisition will significantly strengthen your Company's frozen specialty business in what is a growth category.
     On May 21, 1997 we purchased the Summer Garden brand of salad dressings and Kitchen Del Sol brand of specialty rices and grains from Chanterelle Foods, Inc. of Chicago, Illinois. These high quality product lines are marketed and sold to the fancy food trade nationally and fit well with our growing Williamsburg Foods gourmet food business.
     In a response to what we believe is an undervalued market price in our stock, we decided to continue our open market purchases of Smithfield Companies' shares. During the just completed year we acquired 198,611 shares. We have repurchased approximately 462,000 shares since early 1990 at an average cost of $8.94 per share. Although the Company has no definitive policy to purchase additional shares, it may do so when it is deemed to be in the best interest of the Company and its shareholders.

--------------------------------------------------------------------------------
                                                  1997 Annual Report           1

     At March 31, 1997 approximately 41% of our asset base was placed in safe but low yielding investments. We averaged over $7.7 million invested in tax free industrial revenue bonds which was backed by the good faith of debtors and a letter of credit from a major bank. The Company is not exposed to principal gains or losses and the investments offer liquidity by allowing weekly investing or withdrawals. The average taxable yield for the fiscal year was 5.73%. The acquisition of the Doughtie's product lines shifted some of these funds into what will be a higher yielding investment.
     Due to your Company's financial strength, your Board increased the regular quarterly dividend 20% in November marking the fifth consecutive year that regular annual dividends paid have increased. The current annualized dividend is $.24 per share. The Company's policy is to continue to pay cash dividends. The amount of such dividends will depend on earnings of the Company, cash requirements and other factors considered relevant by the Board of Directors.
     We enter fiscal 1998 with enthusiasm. As good as these past few years have been, we do believe the best is yet to come. We are committed to sound management objectives, a clear strategic focus and a dedication to outperforming the market in our areas of expertise, all directed toward our goal of maximizing the return for our shareholders.
     This is an exciting time for your Company and I am grateful to our employees, directors and shareholders for being partners in Smithfield's success.

/s/ RICHARD S. FULLER

RICHARD S. FULLER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
JUNE 5, 1997

                                    [GRAPH]
                       Income from Continuing Operations
                                  IN THOUSANDS

                              97              911
                              96              809
                              95              542
                              94              294
                              93              507


                                    [GRAPH]
                                   Net Sales
                                  IN THOUSANDS

                             97              19,481
                             96              18,180
                             95              17,854
                             94              17,738
                             93              16,466

                                    [GRAPH]
                              Book Value Per Share
                                  IN THOUSANDS

                             97              11.75
                             96              11.22
                             95               9.71
                             94               8.91
                             93               8.41

                                    [GRAPH]
                               Regular Dividends

                              97              0.22
                              96              0.20
                              95              0.18
                              94              0.16
                              93              0.13


--------------------------------------------------------------------------------
2           The Smithfield Companies, Inc.

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              FOR THE YEAR ENDED MARCH 31
                                                          ---------------------------------------------------------
                                                            1997        1996        1995        1994        1993
-------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                                 $ 19,481    $ 18,180    $ 17,854    $ 17,738    $ 16,466
Cost of goods sold                                          12,999      11,527      11,335      11,814      10,947
-------------------------------------------------------------------------------------------------------------------
  Gross profit                                               6,482       6,653       6,519       5,924       5,519
Other operating revenue                                         87          54          59          21          15
Selling, general and administrative expenses                 5,519       5,750       5,524       5,321       4,584
-------------------------------------------------------------------------------------------------------------------
  Operating income                                           1,050         957       1,054         624         950
Interest income (expense), net                                 281         247        (151)       (137)       (111)
-------------------------------------------------------------------------------------------------------------------
  Income from continuing operations
     before income taxes                                     1,331       1,204         903         487         839
Income taxes                                                   420         395         361         193         332
-------------------------------------------------------------------------------------------------------------------
  Income from continuing operations                            911         809         542         294         507
Income from discontinued operations                             --       1,843         851         645         880
-------------------------------------------------------------------------------------------------------------------
     Net income                                           $    911    $  2,652    $  1,393    $    939    $  1,387
===================================================================================================================
Earnings per share:
     Continuing operations                                $   0.71    $   0.56    $   0.37    $   0.20    $   0.32
     Discontinued operations                                    --        1.29        0.58        0.43        0.56
-------------------------------------------------------------------------------------------------------------------
Earnings per share                                        $   0.71    $   1.85    $   0.94    $   0.62    $   0.89
===================================================================================================================
Dividends per share of common stock                       $   0.22    $   0.32    $   0.18    $   0.16    $   0.13
===================================================================================================================
Balance Sheet Data (at period end):
Working capital                                           $  9,755    $ 11,980    $  6,687    $  7,004    $  6,217
Total assets                                                15,909      17,679      17,443      17,667      17,211
Long-term debt                                                  --          --       1,000       2,425       1,625
Stockholders' equity                                        14,310      15,894      14,233      13,262      13,020

--------------------------------------------------------------------------------
                                                  1997 Annual Report           3

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

                                                                                            PERIOD TO PERIOD
                                                      PERCENTAGE OF SALES                        CHANGE
                                                          FISCAL YEARS                        FISCAL YEARS
                                                ------------------------------------------------------------
                                                                                             ENDED MARCH 31
                                                         ENDED MARCH 31              1997 VS     1996 VS
                                                1997      1996            1995        1996        1995
------------------------------------------------------------------------------------------------------------
Net sales                                       100.0%    100.0%          100.0%        7.2%         1.8%
Cost of goods sold                               66.7      63.4             63.5       12.8          1.7
                                                --------------------------------
Gross profit                                     33.3      36.6             36.5       (2.6)         2.1
Other operating revenue                           0.4       0.3              0.3       62.8         (9.9)
Selling, general and administrative expenses     28.3      31.6             30.9       (4.0)         4.1
                                                --------------------------------
Operating income                                  5.4       5.3              5.9       10.0         (9.3)
Interest expense                                 (0.0)     (0.2)            (0.9)     (90.7)       (75.2)
Other income                                      1.5       1.5              0.0        0.4           NM
                                                --------------------------------
Income from continuing operations
  before income taxes                             6.9       6.6              5.0       10.6         33.3
Income taxes                                      2.2       2.2              2.0        6.3          9.4
                                                --------------------------------
Income from continuing operations                 4.7%      4.4%             3.0%      12.7         49.3
                                                --------------------------------

                                                               NM-NOT MEANINGFUL
FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales in 1997 were $19.5 million compared to $18.2 million in 1996. The increase in sales was primarily in the Company's wholesale operations to the retail food trade. Cost of sales increased as a percentage of net sales to 66.7% for the year ended March 31, 1997 from 63.4% for the year ended March 31, 1996. The lower margins were due to higher raw material costs, primarily relating to increased pork prices.
     Selling expenses decreased as a percentage of net sales to 12.2% for the year ended March 31, 1997 from 13.8% for the year ended March 31, 1996. 1996 selling expenses were higher due to marketing and promotional expenses needed to maintain market share due to competitive pressures. 1997 selling expenses are comparible to 1995 selling expenses.
     General and administrative expenses decreased as a percentage of net sales to 16.1% for the year ended March 31, 1997 from 17.9% for the year ended March 31, 1996. The decrease was primarily due to the Company's continuing effort to cut costs in all of its operating units.
     Net interest income increased to $280,770 for the year ended March 31, 1997 from $246,983 for the year ended March 31, 1996 as a result of investing proceeds from the sale of Bunker Hill in August 1995. Invested balances at March 31, 1997 are lower than the prior year due to the significant amount of repurchased stock during fiscal 1997 and the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. on February 28, 1997.
     Income tax expense as a percentage of income before income taxes was consistent for the years ended March 31, 1997 and 1996. Income tax rates are lower than statutory rates because of interest income from tax-exempt municipal bond funds.
     Income from continuing operations increased to $911,016 or $.71 per share in 1997 compared to $808,526 or $.56 per share in 1996. The weighted average shares of common stock outstanding was 1,284,392 in 1997 and 1,432,724 in 1996. The difference in weighted average shares is due to the repurchase of 198,611 shares in 1997 and 49,102 shares in 1996.

--------------------------------------------------------------------------------
4           The Smithfield Companies, Inc.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales in 1996 were $18.2 million compared to $17.9 million in 1995. Sales in most categories remained relatively constant as compared to the prior year. Cost of sales decreased as a percentage of net sales to 63.4% for the year ended March 31, 1996 from 63.5% for the year ended March 31, 1995.
     Selling expenses increased as a percentage of net sales to 13.8% for the year ended March 31, 1996 from 12.2% for the year ended March 31, 1995. Most of the increase is due to higher marketing and promotional expenses needed to maintain market share due to competitive pressures and to procure new business.
     General and administrative expenses decreased as a percentage of net sales to 17.9% for the year ended March 31, 1996 from 18.7% for the year ended March 31, 1995. The decrease was primarily due to a cost cutting effort in the Company's specialty foods division.
     The significant change in net interest, from expense of $151,538 during 1995 to income of $246,983 during 1996 is the result of extinguishing the Company's revolving credit loan and investing the remaining proceeds from the sale of Bunker Hill into highly liquid debt instruments.
     Income tax expense from continuing operations as a percentage of income from continuing operations before income taxes was 32.8% for the year ended March 31, 1996 compared to 40.0% for the year ended March 31, 1995. The decrease is the result of $215,000 in interest income from tax-exempt munincipal bond funds.
     Income from continuing operations increased to $808,526 or $.56 per share in 1996 compared to $541,676 or $.37 per share in 1995. The weighted average shares of common stock outstanding was 1,432,724 in 1996 and 1,474,948 in 1995. The difference in weighted average shares is due to the repurchase of 49,102 shares in 1996 and 22,846 shares in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1997, the Company had approximately $6.5 million invested in short-term highly liquid debt instruments. This amount is significantly less than the $9.7 million invested at March 31, 1996. During the year, the Company purchased 198,611 shares of its Common Stock at a cost of $2,212,834. The Company also used some of its cash investments to fund the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. This transaction will add approximately $3,000,000 in annual sales.
     Because of the termination of our retail lease and a declining tourism economy in New Orleans, as well as other factors, The Company has decided to sell the operations of The New Orleans School of Cooking. The Company expects to complete a transaction by the third quarter of the current year. No significant gain or loss is expected from this transaction. The sale of this operation is not expected to have a material impact on the overall operations of the Company. Net sales, total assets and operating income of the New Orleans operations are all less than 10% of their respective consolidated amounts.
     The Company believes its liquidity and capital resources to be excellent. Current cash flow and available funds are sufficient to satisfy existing cash requirements. At March 31, 1997 and 1996, the Company's only debt consisted of accounts payable and accrued expenses.
     The Company will continue its strategy of looking for growth through acquisitions in higher margin segments of the food industry. Having a significant amount of cash on hand, as well as available funds on its credit line, the Company believes it is in excellent position to invest in assets which will increase shareholder value over time.
     The Company's debt financing at March 31, 1997 consists of a $10,000,000 revolving credit line from a bank bearing interest at the lower of the Wall Street Journal's quoted prime rate, the secondary market rate for certificates of deposit, adjusted for reserves, plus .75%, or the LIBOR market rate plus .75% and expires on August 31, 1998. As of March 31, 1997, the Company had no outstanding balance on this credit line.
     Management believes the Company's capital resources are sufficient to meet all of its working capital requirements into the foreseeable future.

IMPACT OF INFLATION

     Over the past three years, the effects of inflation on the Company's operations have been minimal. If inflation rises substantially, competitive pressures may make it difficult for the Company to pass the increases to the consumer.

--------------------------------------------------------------------------------
                                                  1997 Annual Report           5

CONSOLIDATED BALANCE SHEETS
THE SMITHFIELD COMPANIES, INC.

                                                                                               MARCH 31
                                                                                   ---------------------------------
                                                                                       1997                1996
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                        $  6,660,759        $  9,934,130
  Trade receivables, less allowance for doubtful
     accounts of $61,000 in 1997 and $64,000 in 1996                                  1,551,383             990,968
  Inventories                                                                         2,940,805           2,639,458
  Prepaid expenses                                                                       71,382              65,009
  Deferred income taxes                                                                 130,000             135,000
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                       11,354,329          13,764,565
PROPERTY AND EQUIPMENT
  Land                                                                                  396,342             396,342
  Buildings                                                                           3,653,657           3,453,660
  Machinery and equipment                                                             1,702,574           1,297,104
  Delivery equipment                                                                    169,800             160,444
  Office furniture and equipment                                                        728,935             715,800
--------------------------------------------------------------------------------------------------------------------
                                                                                      6,651,308           6,023,350
  Less accumulated depreciation                                                       3,137,314           2,923,577
--------------------------------------------------------------------------------------------------------------------
                                                                                      3,513,994           3,099,773
OTHER ASSETS
  Trademarks, net of accumulated amortization                                           233,011             256,799
  Other intangibles, primarily customer lists,
     net of accumulated amortization                                                    516,974             239,595
  Deferred income taxes                                                                 170,000             115,000
  Other                                                                                 120,347             202,995
--------------------------------------------------------------------------------------------------------------------
                                                                                      1,040,332             814,389
--------------------------------------------------------------------------------------------------------------------
                                                                                   $ 15,908,655        $ 17,678,727
====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                                 $    676,059        $    447,043
  Accrued compensation                                                                  219,328             218,876
  Accrued expenses                                                                      460,430             876,181
  Income taxes payable                                                                  243,260             242,173
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                   1,599,077           1,784,273
STOCKHOLDERS' EQUITY
  Preferred stock, $100 par value-authorized
     250,000 shares; none issued
  Common stock, no par value, authorized
     5,000,000 shares; outstanding 1,217,549 shares in 1997
     and 1,416,160 shares in 1996                                                     3,007,611           5,220,445
  Retained earnings                                                                  11,301,967          10,674,009
--------------------------------------------------------------------------------------------------------------------
                                                                                     14,309,578          15,894,454
--------------------------------------------------------------------------------------------------------------------
                                                                                   $ 15,908,655        $ 17,678,727
====================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
6           The Smithfield Companies, Inc.

CONSOLIDATED STATEMENTS OF INCOME
THE SMITHFIELD COMPANIES, INC.

                                                                        FOR THE YEAR ENDED MARCH 31
                                                           -----------------------------------------------------
                                                               1997                1996                1995
----------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 19,481,357        $ 18,180,219        $ 17,854,209
Cost of goods sold                                           12,999,407          11,527,127          11,335,437
----------------------------------------------------------------------------------------------------------------
  Gross profit                                                6,481,950           6,653,092           6,518,772
Other operating revenue                                          87,101              53,498              59,383
----------------------------------------------------------------------------------------------------------------
                                                              6,569,051           6,706,590           6,578,155
Operating expenses:
  Selling                                                     2,376,012           2,501,208           2,178,859
  General and administrative                                  3,142,793           3,248,839           3,345,082
----------------------------------------------------------------------------------------------------------------
                                                              5,518,805           5,750,047           5,523,941
----------------------------------------------------------------------------------------------------------------
  Operating income                                            1,050,246             956,543           1,054,214
Nonoperating income (expense):
  Other income, primarily interest                              284,362             285,580               4,205
  Interest expense                                               (3,592)            (38,597)           (155,743)
----------------------------------------------------------------------------------------------------------------
                                                                280,770             246,983            (151,538)
----------------------------------------------------------------------------------------------------------------
     Income from continuing operations before income
       taxes                                                  1,331,016           1,203,526             902,676
Federal and state income taxes                                  420,000             395,000             361,000
----------------------------------------------------------------------------------------------------------------
     Income from continuing operations                          911,016             808,526             541,676
Discontinued operations:
  Income from operations of Bunker Hill less income
     taxes of $95,000 in 1996 and
     $567,000 in 1995                                                --             144,078             850,833
  Gain on sale of Bunker Hill less
     income taxes of $1,040,000                                      --           1,699,155                  --
----------------------------------------------------------------------------------------------------------------
       Income from discontinued operations                           --           1,843,233             850,833
----------------------------------------------------------------------------------------------------------------
       Net income                                          $    911,016        $  2,651,759        $  1,392,509
================================================================================================================
Earnings per share:
  Continuing operations                                    $       0.71        $       0.56        $       0.37
  Discontinued operations                                            --                1.29                0.58
----------------------------------------------------------------------------------------------------------------

Earnings per share                                         $       0.71        $       1.85        $       0.94
===============================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
                                                  1997 Annual Report           7

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE SMITHFIELD COMPANIES, INC.

                                                                               FOR THE YEAR ENDED MARCH 31
                                                                     -----------------------------------------------

                                                                         1997             1996             1995
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                         $    911,016     $  2,651,759     $  1,392,509
  Income from discontinued operations                                                   (1,843,233)        (850,833)
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                      427,860          466,229          475,175
       (Gain) loss on disposal of property
          and equipment                                                    18,768           34,085           (6,042)
       Provision for deferred income taxes                                (50,000)        (100,000)        (200,000)
       Changes in assets and liabilities:
          Trade receivables                                              (560,415)        (334,447)         168,896
          Inventories                                                     (87,922)         139,745         (198,441)
          Prepaid expenses                                                 (6,373)         (23,618)          37,259
          Accounts payable and accrued
             compensation and expenses                                   (186,283)         247,048          257,140
          Income taxes payable                                              1,087          (97,412)         240,022
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by continuing operations                              467,738        1,140,156        1,315,685
  Operating income from discontinued operations                                --          621,849        1,853,974
--------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                               467,738        1,762,005        3,169,659

INVESTING ACTIVITIES
  Proceeds from the sale of Bunker Hill                                                 11,969,760
  Expenses and income taxes related to the
     sale of Bunker Hill                                                                (1,815,285)
  Acquisition:
     Intangible assets                                                   (311,254)         (43,068)        (311,503)
     Inventories                                                         (213,425)                         (650,000)
     Equipment                                                           (323,000)
  Purchase of property and equipment                                     (488,923)        (182,106)        (374,229)
  Proceeds from sale of long-term assets                                   91,385           14,600           17,875
--------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES                                              (1,245,217)       9,943,901       (1,317,857)

FINANCING ACTIVITIES
  Proceeds from revolving line of credit                                                 2,000,000        4,500,000
  Principal payments on revolving line of credit and
     long-term debt                                                                     (3,100,000)      (5,925,000)
  Cash dividends paid                                                    (283,058)        (457,666)        (265,375)
  Repurchase of common stock                                           (2,212,834)        (532,211)        (157,023)
--------------------------------------------------------------------------------------------------------------------
  NET CASH USED IN FINANCING ACTIVITIES                                (2,495,892)      (2,089,877)      (1,847,398)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                     (3,273,371)       9,616,029            4,404
Cash and cash equivalents at beginning of year                          9,934,130          318,101          313,697
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $  6,660,759     $  9,934,130     $    318,101
====================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
8           The Smithfield Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1997

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of The Smithfield Companies, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.
     CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
     SEGMENT INFORMATION: The Smithfield Companies, Inc. and its subsidiaries are engaged principally in a single business segment designated as "food processing". As a federally inspected food processor, the Company is engaged in the processing and/or distribution of cured meats, smoked meats and other food products. No single customer accounts for more than 10% of net sales.
     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.
     CONCENTRATIONS OF CREDIT RISK: Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and trade receivables. All of the Company's cash equivalents are in highly liquid short-term municipal bond funds. The carrying amount of these cash equivalents approximate fair value because of their short maturities and fluctuating interest rates. Credit risk with respect to trade receivables is limited because the Company has a large number of diverse customers, thus spreading the trade credit risk.
     NEW ACCOUNTING STANDARDS: The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As provided for by SFAS No. 123, the Company has decided to continue to apply Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees," for recognition and measurement purposes within the financial statements.
     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." This standard is effective for financial statements issued for periods ending after December 15, 1997. The Company does not expect that SFAS No. 128 will have a material impact on the earnings per share computation.
     INVENTORIES: Inventories are valued at lower of cost (determined on the first-in, first-out method) or market.
     PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line and accelerated methods (buildings 10-40 years; machinery and equipment 7-10 years; delivery equipment 3-10 years; office furniture and equipment 5-10 years). Accelerated methods are used for income tax purposes.
     AMORTIZATION OF INTANGIBLES: Intangibles include goodwill, trademarks, brand names and customer lists. Goodwill is being amortized over twenty years using the straight-line method. Trademarks, brand names and customer lists are being amortized over their estimated useful lives of four to twenty years using the straight-line method. Accumulated amortization of intangibles is $503,000 and $446,000 at March 31, 1997 and 1996, respectively.
     INCOME TAXES: Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
     EARNINGS PER SHARE: Earnings per share are calculated by dividing net income by the weighted average number of shares of Common Stock outstanding (1,284,392 in 1997; 1,432,724 in 1996; 1,474,948 in 1995). Outstanding stock options have not been included as they have an insignificant effect on the computation.

--------------------------------------------------------------------------------
                                                  1997 Annual Report           9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1997

NOTE B - INVENTORIES

     Inventories at March 31, 1997 and 1996 consisted of the following:

                                      1997               1996
-----------------------------------------------------------------
Finished goods                     $ 1,393,147        $ 1,244,061
Production materials:
  Meats                              1,073,585            986,548
  Other ingredients                    138,437             92,350
  Packing ingredients                  335,636            316,499
-----------------------------------------------------------------
                                   $ 2,940,805        $ 2,639,458
=================================================================

NOTE C - LINE OF CREDIT

     The Company has a line of credit agreement with a bank. The agreement provides the Company with a $10 million line of credit loan which can be used for all working capital needs and for acquisitions of companies in the food business. The loan bears interest at the lower of The Wall Street Journal's quoted prime rate, the secondary market rate for certificates of deposit, adjusted for reserves, plus .75%, or the LIBOR market rate plus .75% and is subject to renewal on August 31, 1998.
     The total amount borrowed under this agreement cannot exceed the sum of the Company's consolidated accounts receivable and consolidated inventories. Amounts borrowed are collateralized by all of the Company's trade receivables, inventories and intangible assets.
     Under the terms of this agreement, the Company, among other things, agrees to (1) maintain a minimum fixed charge coverage ratio, as defined, of 2:1 and
(2) maintain a maximum debt to tangible net worth ratio, as defined, of 1.25:1. The loan agreement defines tangible net worth as net worth less intangible assets.
     The Company paid interest on all indebtedness amounting to $3,592 in 1997, $45,225 in 1996 and $166,913 in 1995.

NOTE D - STOCKHOLDERS' EQUITY

CAPITAL STOCK
     The Company is authorized to issue up to 5,250,000 shares of stock of all classes, of which 5,000,000 shares are to be designated Common Stock and 250,000 shares are to be designated Preferred Stock. The Company's Common Stock has no par value. The Company's Preferred Stock (none outstanding) has a par value of $100 per share.
     The Company's Preferred Stock may be issued in one or more series, with each series to have distinctive serial designations and such preferences, limitations, and relative rights as shall be permitted by law and established by resolution of the Board of Directors providing for the issue of such Preferred Stock. Each series of Preferred Stock may have the number of shares, voting powers, redemption provisions, dividend rights, liquidation preferences, convertibility features, and sinking fund entitlements as shall be set forth in such Board resolution.
     On July 31, 1991, the Board of Directors authorized 100,000 shares of voting Series A Junior Participating Cumulative ($300 per share semi-annually) Preferred Stock pursuant to the Shareholder Rights Plan discussed below.
     The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company without any further action by holders of the Company's Common Stock and may adversely affect the rights of existing stockholders.

--------------------------------------------------------------------------------
10           The Smithfield Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1997

STOCK OPTIONS
     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. In electing to account for its stock options under APB 25, the Company is required by SFAS No. 123, "Accounting for Stock-Based Compensation" to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's Stock Option Plan had been determined consistent with fair market value provisions of SFAS No. 123. The fair market value provisions of SFAS No. 123 had an immaterial effect on income and earnings per share for both the years ended March 31, 1997 and 1996 and are therefore not included.
     Under the Company's Stock Option Plan selected employees of the Company may be granted options to purchase Common Stock. Such options may be designated Incentive Stock Options, as defined under the Internal Revenue Code, or Nonstatutory Stock Options at the time the option is granted. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant of such options, and the options must be exercised within ten years. Other terms of the options will be determined at the date of grant. A maximum of 200,000 shares of Common Stock may be granted under this Plan. The options are exercisable two years from the date of grant. At March 31, 1997, the weighted average remaining contractual life of the options is 6.3 years. The Company had 19,000, 53,500 and 77,500 shares which were exercisable at March 31, 1997, 1996 and 1995, respectively. At March 31, 1997, the weighted average exercise price of those shares is $6.80.
     During January 1997, the Company offered cash compensation to holders of stock options with an expiration date of no later than May 16, 1999. The Company offered the difference between $11.50 and the option price for the shares. 37,500 shares were surrendered in connection with this offering at a cost of $101,250. This expense is included in general and administrative expenses during the year ended March 31, 1997.
     The following is a summary of transactions for the Stock Option Plan:

                                                                       NUMBER OF        PER SHARE        WEIGHTED AVERAGE
                                                                        SHARES            RANGE           EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at April 1, 1994                                      79,500    $    5.00 -  9.50         $ 7.95
  Granted                                                                  4,000    $            6.75         $ 6.75
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1995                                     83,500    $    5.00 -  9.50         $ 7.89
  Canceled                                                               (27,000)   $    5.00 -  8.75         $ 7.39
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1996                                     56,500    $    6.75 -  8.75         $ 8.13
  Granted                                                                  5,000    $   10.75 - 11.00         $10.90
  Canceled                                                               (37,500)   $    8.75 -  9.50         $ 8.80
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1997                                     22,000    $    6.75 - 11.00         $ 7.66
=========================================================================================================================

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

--------------------------------------------------------------------------------
                                                 1997 Annual Report           11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1997

having a value equal to twice the Right's exercise price. Also, if the Company were acquired in a merger or other business combination by such persons, group or entity, or if 50% of its earning power or assets were sold in one transaction or series of transactions, each Right would entitle the holder, except the acquiring person, group or entity, to purchase securities of the surviving company having a market value equal to twice the Right's exercise price. The Rights will expire on July 31, 2001 unless previously exercised or redeemed by the Board of Directors.
     An analysis of changes in Common Stock and Retained Earnings follow:

                                                                                  RETAINED
                                                            COMMON STOCK          EARNINGS
--------------------------------------------------------------------------------------------------------
Balance at April 1, 1994                                    $  5,909,679        $  7,352,782
  Net Income                                                                       1,392,509
  Dividends ($.18 per share)                                                        (265,375)
  Repurchase of 22,846 shares of Common Stock                   (157,023)
--------------------------------------------------------------------------------------------------------
  Balance at March 31, 1995                                    5,752,656           8,479,916
  Net Income                                                                       2,651,759
  Dividends ($.32 per share)                                                        (457,666)
  Repurchase of 49,102 shares of Common Stock                   (532,211)
--------------------------------------------------------------------------------------------------------
Balance at March 31, 1996                                      5,220,445          10,674,009
  Net Income                                                                         911,016
  Dividends ($.22 per share)                                                        (283,058)
  Repurchase of 198,611 shares of Common Stock                (2,212,834)
--------------------------------------------------------------------------------------------------------
Balance at March 31, 1997                                   $  3,007,611        $ 11,301,967
========================================================================================================

NOTE E - ACQUISITION

     On February 28, 1997, the Company purchased certain assets related to the frozen barbecue and chili product lines from Doughtie's Foods, Inc. The production of these product lines was moved to the Company's plant in Smithfield, Virginia. These product lines are marketed primarily to the food service trade. This transaction was accounted for using the purchase method of accounting. The purchase of these assets was funded from the Company's short-term investments.

NOTE F - SALE OF THE ASSETS OF BUNKER HILL

      On August 23, 1995, the Company sold most of the assets and transferred its trade accounts payable of $327,000 of its Bunker Hill division. The Company received proceeds of approximately $12,000,000 from the sale and recorded a gain of $1,699,155 after recording income taxes of $1,040,000. All results of operations being reported for periods prior to the sale have been classified to present the Company's former Bunker Hill division as a discontinued operation. Included in discontinued operations were net sales of $6,079,751 and $23,054,703 for the years ended March 31, 1996 and 1995, respectively.

NOTE G - EMPLOYEE BENEFIT PLANS

PROFIT SHARING PLAN
     The Company's profit sharing plan is a voluntary, defined contribution plan which covers virtually all employees. The Company may contribute annually up to a certain percentage of employee compensation to the plan. The Company contributed $95,000, $90,000 and $100,000 in 1997, 1996 and 1995, respectively, into this profit sharing plan.
     Effective January 1, 1997 the Company added a 401(k) feature to its profit sharing plan. The Company makes contributions to the plan based on 50% of the participants' contributions, which can range from 1% to 6% of their total compensation subject to certain limitations. The Company can also make discretionary

--------------------------------------------------------------------------------
12           The Smithfield Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1997

contributions to the plan. Company contributions to the 401(k) plan were $12,380 for the year ended March 31, 1997.

EMPLOYEE STOCK OWNERSHIP PLAN
     The Company's Employee Stock Ownership Plan "the Plan" covers all employees who have attained the required minimum age and length of service, except those covered by a collective bargaining agreement. Contributions to the Plan, which will be invested in the Company's Common Stock, are made as determined by the Board of Directors and are limited to certain percentages of the eligible employees' compensation. The Company contributed $40,000, $110,000 and $75,000 into the Plan for the years ended March 31, 1997, 1996 and 1995, respectively.

NOTE H - INCOME TAXES

     Significant components of the Company's deferred tax assets as of March 31, 1997 and 1996 are as follows:

                                            1997             1996
--------------------------------------------------------------------
Deferred tax assets:
  Accrued liabilities                     $  97,000        $ 101,000
  Inventory cost                             14,000           13,000
  Accounts receivable allowance              20,000           21,000
  Book over tax depreciation                162,000          109,000
  Book over tax amortization                  7,000            6,000
--------------------------------------------------------------------
     Total deferred tax assets            $ 300,000        $ 250,000
====================================================================

     The provision for income taxes consists of the following:

                                                                       1997              1996              1995
-------------------------------------------------------------------------------------------------------------------
Continuing operations:
  Currently payable:
     Federal                                                         $ 407,000        $   405,000        $ 381,000
     State                                                              63,000             60,000           58,000
-------------------------------------------------------------------------------------------------------------------
                                                                       470,000            465,000          439,000
  Deferred:
     Federal                                                           (43,000)           (60,000)         (68,000)
     State                                                              (7,000)           (10,000)         (10,000)
-------------------------------------------------------------------------------------------------------------------
                                                                       (50,000)           (70,000)         (78,000)
-------------------------------------------------------------------------------------------------------------------
                                                                       420,000            395,000          361,000
Discontinued operations:
  Currently payable:
     Federal                                                                            1,009,000          599,000
     State                                                                                156,000           90,000
-------------------------------------------------------------------------------------------------------------------
                                                                            --          1,165,000          689,000
  Deferred:
     Federal                                                                              (26,000)        (106,000)
     State                                                                                 (4,000)         (16,000)
-------------------------------------------------------------------------------------------------------------------
                                                                            --            (30,000)        (122,000)
-------------------------------------------------------------------------------------------------------------------
                                                                       420,000          1,135,000          567,000
-------------------------------------------------------------------------------------------------------------------
                                                                     $ 420,000        $ 1,530,000        $ 928,000
===================================================================================================================

--------------------------------------------------------------------------------
                                                 1997 Annual Report           13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1997

     The provision for income taxes varies from that computed using federal statutory rates of 34%, as follows:

                                                                               FOR THE YEAR ENDED MARCH 31
                                                                          1997             1996             1995
------------------------------------------------------------------------------------------------------------------------------
Federal taxes at statutory rate                                         $454,000        $1,422,000        $789,000
State taxes net of federal benefit                                        42,000           134,000          98,000
Trademark and goodwill amortization                                        7,000             7,000          28,000
Tax-exempt interest                                                      (95,000)          (73,000)
Other                                                                     12,000            40,000          13,000
------------------------------------------------------------------------------------------------------------------------------
                                                                        $420,000        $1,530,000        $928,000
==============================================================================================================================

     The Company made income tax payments of $468,913 in 1997, $1,727,412 in 1996 and $887,978 in 1995.

NOTE I - OTHER FINANCIAL INFORMATION

COMMITMENTS AND CONTINGENCIES
     Employment agreements have been established with certain officers of the Company. These agreements include clauses relating to salary and severance. The Company also has incentive arrangements with certain officers of the Company.

LEASES
     The Company's operating leases consist primarily of retail facilities, some of which contain escalation clauses and renewal options for up to five years.
     Aggregate minimum rental commitments under non-cancelable operating leases having remaining terms of more than one year were $338,000 and are payable as follows: 1998, $102,000; 1999, $100,000; 2000, $69,000; 2001, $63,000; 2002,
$4,000.
     Contingent rentals relate to retail sales space based on gross sales. Rent expense is summarized as follows:

                                                                              FOR THE YEAR ENDED MARCH 31
                                                                        1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------------
Minimum rentals                                                       $ 222,018        $ 254,343        $ 253,068
Contingent rentals                                                       59,403           74,258           71,792
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL                                                               $ 281,421        $ 328,601        $ 324,860
=============================================================================================================================

RELATED PARTY TRANSACTIONS
     A member of the Board of Directors is an attorney with the Company's law firm. The Company paid $20,601 to the law firm in 1997 and $61,333 in 1996 of which $59,161 related to the sale of the assets of Bunker Hill. Another member of the Board of Directors is president of a company to which the Company paid fees of $12,000 in 1997, 1996 and 1995, respectively. The chairman of the Company's Board of Directors is also the board chairman of a food broker to which the Company paid sales commissions of $68,377 and $184,228 in 1996 and 1995, respectively, all of which is included in discontinued operations. A fourth board member is president of a company which supplied packaging materials to the Company in the amount of $7,674, $7,289 and $37,518 in 1997, 1996 and 1995 respectively, of which $30,315 in 1995 is included in discontinued operations.

--------------------------------------------------------------------------------
14           The Smithfield Companies, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS

SHAREHOLDERS AND BOARD OF DIRECTORS
THE SMITHFIELD COMPANIES, INC.

     We have audited the accompanying consolidated balance sheets of The Smithfield Companies, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the two years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income and cash flows for the year ended March 31, 1995, were audited by other auditors whose report, dated May 24, 1995, except for Note H which the date was June 8, 1995, expressed an unqualified opinion on those statements.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the 1997 and 1996 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Smithfield Companies, Inc. at March 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                        /s/ Coopers & Lybrand L.L.P.
Virginia Beach, Virginia
May 23, 1997

--------------------------------------------------------------------------------
                                                 1997 Annual Report           15

QUARTERLY RESULTS OF OPERATIONS

     The following table presents quarterly results of operations for the years ended March 31,1997 and 1996.
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      FISCAL 1997                                     FISCAL 1996
                                      -------------------------------------------     -------------------------------------------
                                        1ST         2ND         3RD         4TH         1ST         2ND         3RD         4TH
                                      QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
---------------------------------------------------------------------------------     -------------------------------------------
Net sales                             $3,447      $4,581      $7,880      $3,573      $3,568      $4,302      $7,441      $2,868
Cost of goods sold                     2,109       3,213       5,281       2,396       2,177       2,706       4,759       1,885
---------------------------------------------------------------------------------     -------------------------------------------
Gross profit                           1,338       1,368       2,599       1,177       1,391       1,596       2,682         983
Other operating revenue                   13          37          32           5           6           2          25          21
---------------------------------------------------------------------------------     -------------------------------------------
                                       1,351       1,405       2,631       1,182       1,397       1,598       2,707       1,004
Selling, general and
  administrative expenses              1,193       1,224       1,955       1,146       1,284       1,430       2,003       1,033
---------------------------------------------------------------------------------     -------------------------------------------
Operating income (loss)                  158         181         676          36         113         168         704        (29)
Interest, net                             88          65          63          64        (19)          88          90          89
---------------------------------------------------------------------------------     -------------------------------------------
Income from continuing oper-
  ations before income taxes             246         246         739         100          94         256         794          60
Income taxes                              64          73         269          14          38          90         279        (12)
---------------------------------------------------------------------------------     -------------------------------------------
Income from continuing operations        182         173         470          86          56         166         515          72
Income from discontinued
  operations                              --          --          --          --         125       1,718          --          --
---------------------------------------------------------------------------------     -------------------------------------------
Net income                            $  182      $  173      $  470      $   86      $  181      $1,884      $  515      $   72
=================================================================================     ===========================================

Earnings per share:
  Continuing operations               $ 0.13      $ 0.14      $ 0.37      $ 0.07      $ 0.04      $ 0.12      $ 0.36      $ 0.05
  Discontinued operations                 --          --          --          --        0.09        1.20          --          --
---------------------------------------------------------------------------------     -------------------------------------------
Earnings per share                    $ 0.13      $ 0.14      $ 0.37      $ 0.07      $ 0.12      $ 1.32      $ 0.36      $ 0.05
=================================================================================     ===========================================

DIRECTORS

Edward Acree
PRESIDENT
EDWARD ACREE & ASSOCIATES

Bernard C. Baldwin, III
PARTNER
EDMUNDS & WILLIAMS

Frank H. Buhler
CHAIRMAN
OLD DOMINION BOX COMPANY

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

EXECUTIVE OFFICERS

Richard S. Fuller
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Peter D. Pruden, III
EXECUTIVE VICE PRESIDENT
AND SECRETARY

Mark D. Bedard
CHIEF FINANCIAL OFFICER
AND TREASURER

MANAGEMENT

Alton H. Gwaltney
EXECUTIVE VICE PRESIDENT
THE SMITHFIELD HAM
& PRODUCTS CO.

Lawrence J. Dauterive
VICE PRESIDENT AND
GENERAL MANAGER
THE NEW ORLEANS
SCHOOL OF COOKING

F. Belton Joyner, III
VICE PRESIDENT AND
GENERAL MANAGER
WILLIAMSBURG FOODS

Larry R. Santure
VICE PRESIDENT AND
GENERAL MANAGER
V.W. JOYNER & CO.

James S. Groves
VICE PRESIDENT OF RETAIL SALES
THE SMITHFIELD HAM
& PRODUCTS CO.

Robert J. Koch, Jr.
VICE PRESIDENT OF
FOODSERVICE SALES
THE SMITHFIELD HAM
& PRODUCTS CO.

R. Steven Jordan
CORPORATE CONTROLLER

Kevin A. Jones
GENERAL MANAGER
PRUDEN PACKING CO.

--------------------------------------------------------------------------------
16           The Smithfield Companies, Inc.

CORPORATE INFORMATION

EXECUTIVE OFFICES
The Smithfield Building
311 County Street, Suite 203
Portsmouth, Virginia 23704

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.

NASDAQ SYMBOL
HAMS

COUNSEL
Edmunds & Williams
800 Main Street
Lynchburg, Virginia 24505

AUDITORS
Coopers & Lybrand L.L.P.
400 One Columbus Center
Virginia Beach, Virginia 23462

ANNUAL MEETING
The Annual Meeting of Stockholders
will be held on Wednesday, July 30,
1997 at 9:00 a.m. at The Max,
426 Water Street, Portsmouth, VA

FORM 10-K REPORT
Copies of the Company's Annual Report
on Form 10-K are available without
charge, upon written request to:

The Smithfield Companies, Inc.
The Smithfield Building
311 County Street, Suite 203
Portsmouth, VA 23704

MARKET FOR SMITHFIELD COMMON STOCK
     The Company's common stock is traded in the NASDAQ National Market Systems under the symbol HAMS. The following table sets forth the quarterly high and low market prices for each quarter of fiscal 1997 and 1996.


FISCAL 1997                       HIGH            LOW
-----------------------------------------------------------
First Quarter                    11 3/4            10 23/32
Second Quarter                   11 3/4            11
Third Quarter                    11 1/2            10 3/4
Fourth Quarter                   11 1/4            10 3/4


FISCAL 1996                       HIGH            LOW
-----------------------------------------------------------
First Quarter                    11 3/8               8 3/4
Second Quarter                   11 1/2              10 3/4
Third Quarter                    11 3/4              10 3/4
Fourth Quarter                   12                  11 1/4


DIVIDENDS                         1997            1996
-----------------------------------------------------------
First Quarter                    $ 0.05              $ 0.05
Second Quarter                   $ 0.05              $ 0.05
Third Quarter                    $ 0.06              $ 0.05
Fourth Quarter                   $ 0.06              $ 0.17
-----------------------------------------------------------
                                 $ 0.22              $ 0.32
===========================================================

     On May 30, 1997 there were 160 holder's of record of the company's common stock. In addition over 500 beneficial shareholders are estimated.

MAIL ORDER CATALOGS

           Your Company publishes two unique full color consumer catalogs each fall. We hope that you will consider these when planning your personal or corporate giving as well as your own fine dining and entertaining needs. For your catalog(s), call us TOLL FREE.

The Smithfield Collection                                     1-800-628-2242
The Peanut Shop of Williamsburg                               1-800-637-3268

You can also visit the Company's catalogs on the Internet at:
www.smithfield-companies.com