Form 10-K, Exhibit 13
period 1998-03-31
SMITHFIELD COMPANIES INC
filed 1998-06-25
CIK 835342

To Our Fellow Shareholders

[PHOTO]





     The Smithfield Companies once again had an exceptionally good year. The Company continued to build momentum -- firmly establishing itself as a leading marketer of specialty foods through multiple distribution channels. Most importantly, we adhered to our commitment to a well-conceived strategy of enhancing the investment of shareholders by managing, building and acquiring product lines and brands that enjoy value-added margins in growth categories that will deliver a consistent and predictable return.
      The acquisition of certain product lines from Doughtie's Foods, Inc. in late fiscal 1997 complements our strategic plan and I am pleased to report that we were successful in integrating the products into our frozen specialty business in Smithfield. Your Company enjoyed the earnings benefit from the transaction for much of the just completed year.
      An additionally important event occurred on May 21, 1997 when we acquired the Summer Garden brand of salad dressings and Kitchen del Sol brand of specialty rices and grains. We are marketing these high quality product lines to the fancy food trade nationally through our Williamsburg Foods gourmet food business.


Financial Performance and Condition


      Net sales for the year ended March 31, 1998 grew 5% to a record $20.4 million compared to $19.5 million a year earlier. Income from continuing operations also reached a record $1,077,000, an 18% increase over $911,000 earned in fiscal 1997. Earnings per share for the year ended March 31, 1998 increased 29% from $.35 to $.45 per share.
      In fiscal 1998, Smithfield generated in excess of $2 million in cash from operating profits, divestiture of a business and real estate, and non-cash expenses. We spent $507,000 of capital improving the efficiency and profits of our existing operations and on acquisitions of strategically complementary brands and product lines.
      Total assets at year end were $15.83 million of which $7.68 million was cash and cash equivalents. Current assets exceeded current liabilities by a ratio of 9.7 to 1. Shareholder equity was $14.60 million, while book value of our stock was a record $6.23 per share.
      Smithfield's financial position and cash flow remains very strong. These resources will continue to fund capital expenditures, dividends and new business opportunities.


Enhanced Shareholder Return


      Over the past year, we've taken a number of steps to increase returns to shareholders, including a 9% increase in regular quarterly dividends paid which marked the sixth consecutive year that regular quarterly dividends paid have increased.
      Your Board of Directors believes The Smithfield Companies' stock is a good investment. During fiscal 1998 the Company acquired 91,670 shares of our stock in the open market. We have repurchased approximately 1,000,000 shares since July 1990 at an average cost of $4.56 per share. Smithfield may purchase additional shares in the future if the Board believes our stock is undervalued in the market place.
      On January 30, 1998 the Company distributed a 100% stock dividend to shareholders in an effort to enhance interest and investment in your Company. During the year the value of Smithfield Companies' shares increased 21%, from $5.38 to $6.50 on an adjusted per share basis. Earnings per share, for all reported periods, have been adjusted to account for this dividend.


--------------------------------------------------------------------------------
                                                    1998 Annual Report
                                                                               1

      We remain committed to taking steps that will contribute to a meaningful increase in shareholder return over time.


Looking Forward


      The Smithfield Companies is committed to increase capacity as needed and to improve production efficiencies through carefully planned capital expenditures, which leads to better product quality and improved operating margins.
      We expect to begin construction during June, 1998 on a state of the art 19,000 square foot frozen food processing plant in Smithfield to support our barbecue, stews and chili product lines. The existing plant is inefficient and unable to accommodate current production needs. The new facility will not only accommodate growth by tripling our current production capabilities but will allow development of new products through the addition of production lines and equipment. Construction is expected to be completed by January 1999 at a cost of $2.4 million.
      This Company has a history of achievement, and I am convinced our future is bright. We enter fiscal 1999 with a positive outlook and great momentum. Enhancing shareholder value through the continuous improvement in our performance remains the commitment of everyone at Smithfield.
      As always, I would like to thank all who have continued to contribute to our success: our employees for their diligent work, our independent directors for their guidance and advice, our customers for purchasing our quality products, and our shareholders for their support.



/s/ Richard S. Fuller
---------------------

Richard S. Fuller
President and Chief Executive Officer
June 5, 1998

             Income from Continuing Operations
                       IN MILLIONS

                 YEAR             MILLIONS
                  98              $ 1.077
                  97                0.911
                  96                0.809
                  95                0.542
                  94                0.294



                           Net Sales
                          IN MILLIONS


                 YEAR             MILLIONS
                  98              $20.425
                  97               19.481
                  96               18.180
                  95               17.854
                  94               17.738



                    Book Value Per Share

                 YEAR             MILLIONS
                 1998              $6.23
                 1997               5.88
                 1996               5.61
                 1995               4.86
                 1994               4.46


                      Regular Dividends
                         PER SHARE

                YEAR             MILLIONS
                 98                0.12
                 97                0.11
                 96                0.1
                 95                0.09
                 94                0.08


--------------------------------------------------------------------------------
          The Smithfield Companies, Inc.
2

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                      For The Year Ended March 31
                                                 ---------------------------------------------------------------------
                                                     1998           1997           1996           1995         1994
                                                 ------------   ------------   ------------   -----------   ----------
Income Statement Data:
Net sales                                          $ 20,425       $ 19,481       $ 18,180       $17,854      $17,738
Cost of goods sold                                   13,893         12,999         11,527        11,335       11,814
----------------------------------------------     --------       --------       --------       -------      -------
 Gross profit                                         6,532          6,482          6,653         6,519        5,924
Other operating revenue                                 100             87             54            59           21
Selling, general and administrative expenses          5,293          5,519          5,750         5,524        5,321
----------------------------------------------     --------       --------       --------       -------      -------
 Operating income                                     1,339          1,050            957         1,054          624
Interest income (expense), net                          243            281            247          (151)        (137)
----------------------------------------------     --------       --------       --------       -------      -------
 Income from continuing operations
   before income taxes                                1,582          1,331          1,204           903          487
Income taxes                                            505            420            395           361          193
----------------------------------------------     --------       --------       --------       -------      -------
 Income from continuing operations                    1,077            911            809           542          294
Income from discontinued operations                      --             --          1,843           851          645
----------------------------------------------     --------       --------       --------       -------      -------
 Net income                                        $  1,077       $    911       $  2,652       $ 1,393      $   939
----------------------------------------------     --------       --------       --------       -------      -------
Diluted earnings per share:
 Continuing operations                             $   0.45       $   0.35       $   0.28       $  0.18      $  0.10
 Discontinued operations                                 --             --           0.64          0.29         0.21
----------------------------------------------     --------       --------       --------       -------      -------
Diluted earnings per share                         $   0.45       $   0.35       $   0.92       $  0.47      $  0.31
----------------------------------------------     --------       --------       --------       -------      -------
Dividends per share of common stock                $   0.12       $   0.11       $   0.16       $  0.09      $  0.08
----------------------------------------------     --------       --------       --------       -------      -------
Balance Sheet Data (at year end):
Working Capital                                    $ 10,758       $  9,755       $ 11,980       $ 6,687      $ 7,004
Total Assets                                         15,831         15,909         17,679        17,443       17,667
Long-term debt                                           --             --             --         1,000        2,425
Stockholders' equity                                 14,599         14,310         15,894        14,233       13,262

--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                               3

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

                                                                                                Period to Period
                                                             Percentage of Sales                     Change
                                                                Fiscal Years                      Fiscal Years
                                                               Ended March 31                    Ended March 31
                                                   ---------------------------------------   ----------------------
                                                                                              1998 vs      1997 vs
                                                       1998          1997          1996         1997        1996
                                                   -----------   -----------   -----------   ---------   ----------
Net sales                                              100.0%        100.0%        100.0%        4.8%         7.2%
Cost of goods sold                                      68.0          66.7          63.4         6.9         12.8
                                                       -----         -----         -----
Gross profit                                            32.0          33.3          36.6         0.8        ( 2.6)
Other operating revenue                                  0.5           0.4           0.3        14.3         62.8
Selling, general and administrative expenses            25.9          28.3          31.6       ( 4.1)       ( 4.0)
                                                       -----         -----         -----
Income from operations                                   6.6           5.4           5.3        27.4         10.0
Interest expense                                       ( 0.0)        ( 0.0)        ( 0.2)      (16.5)       (90.7)
Other income                                             1.2           1.5           1.5       (13.3)         0.4
                                                       -----         -----         -----
Income from continuing operations before income
 taxes                                                   7.8           6.9           6.6        18.9         10.6
Income taxes                                             2.5           2.2           2.2        20.2          6.3
                                                       -----         -----         -----
Income from continuing operations                        5.3%          4.7%          4.4%       18.2         12.7
                                                       -----         -----         -----

Fiscal 1998 Compared to Fiscal 1997
     Net sales in 1998 were $20.4 million compared to $19.5 million in 1997. The increase in sales was primarily due to the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. on February 28, 1997. The sales increase was partially offset by the impact of the sale of the operations of The New Orleans School of Cooking (New Orleans) on July 22, 1997. Cost of sales increased as a percentage of net sales to 68.0% for the year ended March 31, 1998 from 66.7% for the year ended March 31, 1997. Margins suffered due to the loss of sales from New Orleans which carried higher than average margins. The lower margins were partially offset by lower costs for pork related products.
     Selling expenses increased as a percentage of net sales to 13.3% for the year ended March 31, 1998 from 12.2% for the year ended March 31, 1997. Selling expenses associated with the increased wholesale sales derived from the Doughtie's product lines are greater than selling expenses in prior years associated with retail sales from New Orleans. Selling expenses associated with similar product lines were relatively constant during 1998 and 1997.
     General and administrative expenses (G&A expenses) decreased by $570,000 during the year ended March 31, 1998 compared to the prior year. Eliminating the G&A expenses associated with The New Orleans School of Cooking, 1998 G&A expenses would have increased $185,252 or 8.5%. This increase is due to higher administrative expenses associated with the Doughtie's acquisition as well as normal cost increases.


--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
4

     Net interest income decreased to $243,402 for the year ended March 31, 1998 from $280,770 for the year ended March 31, 1997. Invested balances during fiscal 1998 were lower than fiscal 1997 primarily due to the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. and the continued repurchase of Company stock.
     Income tax expense as a percentage of income before income taxes was consistent for the years ended March 31, 1998 and 1997. Income tax rates are lower than statutory rates because of interest income from tax-exempt municipal bond funds.
     Net income increased to $1,077,115 or $.45 per share in 1998 compared to $911,016 or $.35 per share in 1997. The difference in weighted average shares outstanding between 1998 and 1997 is due to the repurchase of 91,670 shares in fiscal 1998. The difference in basic and diluted earnings per share is due to exercisable stock options.


Fiscal 1997 Compared to Fiscal 1996
     Net sales in 1997 were $19.5 million compared to $18.2 million in 1996. The increase in sales was primarily in the Company's wholesale operations to the retail food trade. Cost of sales increased as a percentage of net sales to 66.7% for the year ended March 31, 1997 from 63.4% for the year ended March 31, 1996. The lower margins were due to higher raw material costs, primarily as a result of increased pork prices.
     Selling expenses decreased as a percentage of net sales to 12.2% for the year ended March 31, 1997 from 13.8% for the year ended March 31, 1996. 1996 selling expenses were higher due to marketing and promotional expenses needed to maintain market share due to competitive pressures. 1997 selling expenses are comparable to 1995 selling expenses.
     General and administrative expenses decreased as a percentage of net sales to 16.1% for the year ended March 31, 1997 from 17.9% for the year ended March 31, 1996. The decrease was primarily due to the Company's continuing effort to cut costs in all of its operating units.
     Net interest income increased to $280,770 for the year ended March 31, 1997 from $246,983 for the year ended March 31, 1996 as a result of investing proceeds from the sale of Bunker Hill in August 1995. Invested balances at March 31, 1997 are lower than the prior year due to the significant amount of repurchased stock during fiscal 1997 and the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. on February 28, 1997.
     Income tax expense as a percentage of income before income taxes was consistent for the years ended March 31, 1997 and 1996.
     Income from continuing operations increased to $911,016 or $.35 per share in 1997 compared to $808,526 or $.28 per share in 1996. The difference in weighted average shares outstanding between 1997 and 1996 is due to the repurchase of 397,222 shares in fiscal 1997. The difference in basic and diluted earnings per share is due to exercisable stock options.


Liquidity and Capital Resources
     At March 31, 1998, the Company had approximately $7.5 million invested in short-term highly liquid debt instruments. In addition, the Company has an unused $10 million line of credit loan with a bank bearing interest at the LIBOR market rate plus .50% which expires on March 10, 1999.
     On July 22, 1997 the Company sold the operations of The New Orleans School of Cooking. The sale of this operation did not have a material impact on the overall operations of the Company. Net sales, total assets and operating income were all less than 10% of their respective consolidated amounts. The proceeds from the sale were $205,000, which approximated book value at the time of the sale.
     The Company believes its liquidity and capital resources to be excellent. Current cash flow and available funds are sufficient to satisfy existing cash requirements. At March 31, 1998 and 1997, the Company's only debt consisted of accounts payable and accrued expenses.


--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                               5

     During May 1998 the Company began construction on a 19,000 square foot frozen food processing plant in Smithfield to support barbecue, stews and chili product lines. Construction is expected to be completed by January 1999 at a total cost of approximately $2.4 million of which $1.8 million was committed under contract. The Company intends to use its short-term investments to finance this construction.
     The Company will continue its strategy of looking for growth through acquisitions in higher margin segments of the food industry. Having a significant amount of cash on hand, as well as available funds on its credit line, the Company believes it is in excellent position to invest in assets which will increase shareholder value over time.
     Management believes the Company's capital resources are sufficient to meet all of its working capital requirements into the foreseeable future.


Year 2000 Compliance
     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using the "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations. The Company is currently assessing the impact to its operations of addressing the Year 2000 issues. Based upon its preliminary assessment, the Company believes that its internal systems and those supplied to it by third parties are or will be Year 2000 compliant by the Year 2000 without any material additional expense. Year 2000 considerations may, however, impact vendors or financial institutions with which the Company has relationships, indirectly affecting the Company.


Impact of Inflation
     Over the past three years, the effects of inflation on the Company's operations have been minimal. If inflation rises substantially, competitive pressures may make it difficult for the Company to pass the increases to the consumer.


--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
6

CONSOLIDATED BALANCE SHEETS
THE SMITHFIELD COMPANIES, INC.




                                                              March 31
                                                     --------------------------
                                                          1998          1997
                                                     -------------   ----------

ASSETS
Current Assets
 Cash and cash equivalents                           $ 7,679,907     $ 6,660,759
 Trade receivables, less allowance for doubtful
   accounts of $71,000 in 1998 and $61,000 in 1997     1,258,593       1,551,383
 Inventories                                           2,900,668       2,940,805
 Prepaid expenses                                         50,460          71,382
 Deferred income taxes                                   100,000         130,000
--------------------------------------------------   -----------     -----------
      Total Current Assets                            11,989,628      11,354,329
Property and Equipment
 Land                                                    346,342         396,342
 Buildings                                             3,497,719       3,653,657
 Machinery and equipment                               1,820,973       1,702,574
 Delivery equipment                                      264,885         169,800
 Office furniture and equipment                          506,618         728,935
 Construction in progress                                 20,427              --
--------------------------------------------------   -----------     -----------
                                                       6,456,964       6,651,308
 Less accumulated depreciation                         3,231,045       3,137,314
--------------------------------------------------   -----------     -----------
                                                       3,225,919       3,513,994
Other Assets
 Trademarks, net of accumulated amortization             160,400         233,011
 Other intangibles, primarily customer lists,
   net of accumulated amortization                       344,660         516,974
 Deferred income taxes                                   110,000         170,000
 Other                                                        --         120,347
--------------------------------------------------   -----------     -----------
                                                         615,060       1,040,332
                                                     -----------     -----------
                                                     $15,830,607     $15,908,655
==================================================   ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Accounts payable                                    $   532,720     $   676,059
 Accrued compensation                                    225,076         219,328
 Accrued expenses                                        337,643         460,430
 Income taxes payable                                    136,398         243,260
--------------------------------------------------   -----------     -----------
      Total Current Liabilities                        1,231,837       1,599,077
Stockholders' Equity
 Preferred stock, $100 par value-authorized
   250,000 shares; none issued
 Common stock, no par value, authorized
   5,000,000 shares; outstanding 2,343,428 shares
   and 2,435,098 shares                                2,503,869       3,007,611
 Retained earnings                                    12,094,901      11,301,967
--------------------------------------------------   -----------     -----------
                                                      14,598,770      14,309,578
                                                     -----------     -----------
                                                     $15,830,607     $15,908,655
==================================================   ===========     ===========

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                               7

CONSOLIDATED STATEMENTS OF INCOME
THE SMITHFIELD COMPANIES, INC.





                                                         For The Year Ended March 31
                                               ------------------------------------------------
                                                    1998             1997             1996
                                               --------------   --------------   --------------

Net sales                                      $20,425,385      $19,481,357      $18,180,219
Cost of goods sold                             13,893,306       12,999,407       11,527,127
--------------------------------------------   -----------      -----------      -----------
 Gross profit                                   6,532,079        6,481,950        6,653,092
Other operating revenue                            99,524           87,101           53,498
--------------------------------------------   -----------      -----------      -----------
                                                6,631,603        6,569,051        6,706,590
Operating expenses:
 Selling                                        2,720,254        2,376,012        2,501,208
 General and administrative                     2,572,636        3,142,793        3,248,839
--------------------------------------------   -----------      -----------      -----------
                                                5,292,890        5,518,805        5,750,047
                                               -----------      -----------      -----------
 Operating income                               1,338,713        1,050,246          956,543
Nonoperating income (expense):
 Other income, primarily interest                 246,400          284,362          285,580
 Interest expense                                  (2,998)          (3,592)         (38,597)
--------------------------------------------   -----------      -----------      -----------
                                                  243,402          280,770          246,983
                                               -----------      -----------      -----------
   Income from continuing operations
    before income taxes                         1,582,115        1,331,016        1,203,526
Federal and state income taxes                    505,000          420,000          395,000
--------------------------------------------   -----------      -----------      -----------
   Income from continuing operations            1,077,115          911,016          808,526
Discontinued operations:
 Income from operations of Bunker Hill less
   income taxes of $95,000                             --               --          144,078
 Gain on sale of Bunker Hill less
   income taxes of $1,040,000                          --               --        1,699,155
--------------------------------------------   -----------      -----------      -----------
    Income from discontinued operations                --               --        1,843,233
--------------------------------------------   -----------      -----------      -----------
    Net income                                 $1,077,115       $  911,016       $2,651,759
============================================   ===========      ===========      ===========

Basic earnings per share:
 Continuing operations                         $     0.45       $     0.35       $     0.28
 Discontinued operations                               --               --             0.64
--------------------------------------------   -----------      -----------      -----------
Basic earnings per share                       $     0.45       $     0.35       $     0.93
============================================   ===========      ===========      ===========

Diluted earnings per share:
 Continuing operations                         $     0.45       $     0.35       $     0.28
 Discontinued operations                               --               --             0.64
--------------------------------------------   -----------      -----------      -----------
Diluted earnings per share                     $     0.45       $     0.35       $     0.92
============================================   ===========      ===========      ===========

Weighted average shares -- Basic                2,368,004        2,568,784        2,865,448
============================================   ===========      ===========     ============
Weighted average shares -- Diluted              2,381,539        2,583,373        2,893,354
============================================   ===========      ===========     ============


See notes to consolidated financial statements.

--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
8

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE SMITHFIELD COMPANIES, INC.



                                                                        For The Year Ended March 31
                                                             -------------------------------------------------
                                                                  1998             1997              1996
                                                             -------------   ---------------   ---------------
OPERATING ACTIVITIES
 Net income                                                   $1,077,115      $    911,016      $  2,651,759
 Income from discontinued operations                                                              (1,843,233)
 Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization                                444,225           427,860           466,229
    (Gain) loss on disposal of property and equipment             (3,918)           18,768            34,085
    Deferred income taxes                                         90,000           (50,000)         (100,000)
    Changes in assets and liabilities:
      Trade receivables                                          292,790          (560,415)         (334,447)
      Inventories                                                107,557           (87,922)          139,745
      Prepaid expenses                                            20,922            (6,373)          (23,618)
      Accounts payable and accrued
       compensation and expenses                                (166,068)         (186,283)          247,048
      Income taxes payable                                      (106,862)            1,087           (97,412)
----------------------------------------------------------    ----------      ------------      ------------
 Net cash provided by continuing operations                    1,755,761           467,738         1,140,156
 Operating income from discontinued operations                        --                --           621,849
----------------------------------------------------------    ----------      ------------      ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                     1,755,761           467,738         1,762,005
==========================================================    ==========      ============      ============
INVESTING ACTIVITIES
 Proceeds from the sale of Bunker Hill                                                            11,969,760
 Proceeds from the sale of New Orleans                           205,332
 Expenses and income taxes related to the sale of
   Bunker Hill                                                                                    (1,815,285)
 Acquisition:
   Intangible assets                                             (22,235)         (311,254)          (43,068)
   Inventories                                                  (127,752)         (213,425)
   Equipment                                                     (50,050)         (323,000)
 Purchase of property and equipment                             (307,249)         (488,923)         (182,106)
 Proceeds from sale of long-term assets                          353,264            91,385            14,600
----------------------------------------------------------    ----------      ------------      ------------
 NET CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                           51,310        (1,245,217)        9,943,901
FINANCING ACTIVITIES
 Proceeds from revolving line of credit                                                            2,000,000
 Principal payments on revolving line of credit and
   long-term debt                                                                                 (3,100,000)
 Cash dividends paid                                            (284,181)         (283,058)         (457,666)
 Repurchase of common stock                                     (503,742)       (2,212,834)         (532,211)
----------------------------------------------------------    ----------      ------------      ------------
 NET CASH USED IN FINANCING ACTIVITIES                          (787,923)       (2,495,892)       (2,089,877)
----------------------------------------------------------    ----------      ------------      ------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                              1,019,148        (3,273,371)        9,616,029
Cash and cash equivalents at beginning of year                 6,660,759         9,934,130           318,101
----------------------------------------------------------    ----------      ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $7,679,907      $  6,660,759      $  9,934,130
==========================================================    ==========      ============      ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                               9

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998


NOTE A - Significant Accounting Policies
     Principles of Consolidation: The consolidated financial statements include the accounts of The Smithfield Companies, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
     Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
     Segment Information: The Smithfield Companies, Inc. and its subsidiaries are engaged principally in a single business segment designated as "food processing". As a federally inspected food processor, the Company is engaged in the processing and/or distribution of cured meats, smoked meats and other food products. No single customer accounts for more than 10% of net sales.
     Revenue Recognition: Revenue is recognized at the time of title transfer, which ordinarily occurs at the time of shipment. Revenue from retail stores is recognized in the period which the products are sold.
     Advertising Costs: Advertising costs are expensed in the period incurred. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

     Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and trade receivables. All of the Company's cash equivalents are in highly liquid short-term municipal bond funds. The carrying amount of these cash equivalents approximate fair value because of their short maturities and fluctuating interest rates. Credit risk with respect to trade receivables are limited because the Company has a large number of diverse customers, thus spreading the trade credit risk.
     Stock-Based Compensation: Stock-based compensation is determined using the intrinsic value method prescribed in Accounting Principles Board Opinion No.
25. Required disclosures determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, are presented in Note D.
     New Accounting Standards: The Company has adopted SFAS No. 128, "Earnings Per Share." All earnings per share amounts have been restated to comply with this statement. The difference in basic and diluted earnings per share is due to exercisable stock options. In August 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." These standards are effective for financial statements issued for periods beginning after December 15, 1997. Adoption of SFAS No. 130 and 131 will not have a material effect on the financial condition or results of operations of the Company. In February 1998, the Financial Accounting Standards Board issued SFAS No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits." This standard is effective for fiscal years beginning after December 15, 1997. The Company does not expect that SFAS No. 132 will have a material effect on the financial statements.
     Inventories: Inventories are valued at lower of cost (determined on the first-in, first-out method) or market.
     Property and Equipment: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line and accelerated methods (buildings 10-40 years; machinery and equipment 7-10 years; delivery equipment 3-10 years; office furniture and equipment 5-10 years). Accelerated methods are used for income tax purposes. Gains and losses from dispositions or retirements of property and equipment are recognized currently.


--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
10

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998

     Amortization of Intangibles: Intangibles include goodwill, trademarks, brand names and customer lists. Goodwill is being amortized over twenty years using the straight-line method. Trademarks, brand names and customer lists are being amortized over their estimated useful lives of four to twenty years using the straight-line method. Accumulated amortization of intangibles is $436,000 and $503,000 at March 31, 1998 and 1997, respectively.
     Income Taxes: Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
     Earnings Per Share: Earnings per share are computed based upon the weighted average number of common shares outstanding and common equivalent shares in the form of stock options.


NOTE B - Inventories
     Inventories at March 31, 1998 and 1997 consisted of the following:


                              1998            1997
                         -------------   -------------
Finished goods            $1,265,440      $1,393,147
Production materials:
 Meats                     1,101,861       1,073,585
 Other ingredients           161,597         138,437
 Packing materials           371,770         335,636
----------------------    ----------      ----------
                          $2,900,668      $2,940,805
                          ==========      ==========

NOTE C - Line of Credit
     The Company has a line of credit agreement with a bank. The agreement provides the Company with a $10 million line of credit loan that can be used for all general corporate uses including acquisitions of companies in the food business. The loan bears interest at the LIBOR market rate plus .50% and is subject to renewal on March 10, 1999. The line of credit is unsecured.
     The Company did not have any outstanding balance on this facility at March 31, 1998 and March 31, 1997, respectively. The Company paid $2,998 in 1998, $3,592 in 1997 and $45,225 in 1996 in interest on all indebtedness.


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


--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                              11

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998

     The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company without any further action by holders of the Company's Common Stock and may adversely affect the rights of existing stockholders.
     On November 7, 1997, the Board of Directors declared a 100% stock dividend to all shareholders of record on January 5, 1998. This dividend was distributed on January 30, 1998. All average share and earnings per share data prior to 1998 were restated to retroactively reflect the stock dividend.



Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. In electing to account for its stock options under APB 25, the Company is required by SFAS No. 123, "Accounting for Stock-Based Compensation" to provide pro forma information regarding net income and earnings per share.
     Under the Company's Stock Option Plan selected employees of the Company may be granted options to purchase Common Stock. Such options may be designated Incentive Stock Options, as defined under the Internal Revenue Code, or Nonstatutory Stock Options at the time the option is granted. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant of such options, and the options must be exercised within ten years. Other terms of the options will be determined at the date of grant. A maximum of 400,000 shares of Common Stock may be granted under this Plan. The options are exercisable two years from the date of grant. At March 31, 1998, the weighted average remaining contractual life of the options is 8.1 years. The Company had 34,000, 38,000 and 107,000 shares which were exercisable at March 31, 1998, 1997 and 1996, respectively. At March 31, 1998, the weighted average exercise price of those shares is $3.40.
     During January 1997, the Company offered cash compensation to holders of stock options with an expiration date of no later than May 16, 1999. The Company offered the difference between $5.75 and the option price for the shares. 75,000 shares were surrendered in connection with this offering at a cost of $101,250. This expense is included in general and administrative expenses during the year ended March 31, 1997.
     The following is a summary of transactions for the Stock Option Plan:


                                           Number of       Per Share      Weighted Average
                                             Shares          Range         Exercise Price
                                          -----------   --------------   -----------------
Options outstanding at April 1, 1995        167,000     $ 2.50- 4.75          $  3.94
 Retired                                    (54,000)    $ 2.50- 4.38          $  3.69
---------------------------------------     -------     --------------        -------
Options outstanding at March 31, 1996       113,000     $ 3.38- 4.75          $  4.06
 Granted                                     10,000     $ 5.38- 5.50          $  5.45
 Repurchased                                (75,000)    $ 4.38- 4.75          $  4.40
---------------------------------------     -------     --------------        -------
Options outstanding at March 31, 1997        48,000     $ 3.38- 5.50          $  3.83
 Granted                                     87,500     $ 5.50- 5.88          $  5.57
 Retired                                     (8,000)    $ 3.38- 5.50          $  4.41
---------------------------------------     -------     --------------        -------
Options outstanding at March 31, 1998       127,500     $ 3.38- 5.88          $  4.99
=======================================     =======     =============         =======

     The fair value of each stock option granted in fiscal 1998 and 1997 is estimated using the Black-Scholes option model with the following weighted average assumptions for both years: dividend yield of 2%, expected volatility of 4%, weighted average risk-free interest rate of 5.65% and expected lives of eight years. The weighted average fair value of options granted is $3.77 and $3.52 in fiscal 1998 and 1997, respectively. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's pro forma net income would have decreased by $68,000, or $.03 per share for the year ended March 31, 1998 and $7,000 or $.00 per share for the year ended March 31, 1997. No stock options were issued during the year ended March 31, 1996.


--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
12

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998


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



                                                       Common
                                                       Stock         Retained Earnings
                                                  ---------------   ------------------
Balance at April 1, 1995                           $  5,752,656        $ 8,479,916
 Net Income                                                              2,651,759
 Dividends ($.16 per share)                                               (457,666)
 Repurchase of 98,204 shares of Common Stock           (532,211)
-----------------------------------------------    ------------        -----------
Balance at March 31, 1996                             5,220,445         10,674,009
 Net Income                                                                911,016
 Dividends ($.11 per share)                                               (283,058)
 Repurchase of 397,222 shares of Common Stock        (2,212,834)
-----------------------------------------------    ------------         -----------
Balance at March 31, 1997                          $  3,007,611        $11,301,967
 Net Income                                                              1,077,115
 Dividends ($.12 per share)                                               (284,181)
 Repurchase of 91,670 shares of Common Stock           (503,742)
-----------------------------------------------    ------------        -----------
Balance at March 31, 1998                          $  2,503,869        $12,094,901
===============================================    ============        ===========

NOTE E - Sale of Assets
     The Company sold the operations of The New Orleans School of Cooking on July 22, 1997. The sale of this business did not have a material effect on operations during the year ended March 31, 1998.
     On August 23, 1995, the Company sold most of the assets and transferred its trade accounts payable of $327,000 of its Bunker Hill division. The Company received proceeds of approximately $12,000,000 from the sale and recorded a gain of $1,699,155 after recording income taxes of $1,040,000. All results of operations reported for the period prior to the sale have been classified to present the Company's former Bunker Hill division as a discontinued operation. Included in discontinued operations were net sales of $6,079,751 for the year ended March 31, 1996.


--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                              13

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998


NOTE F - Employee Benefit Plans



Profit Sharing Plan
     The Company's profit sharing plan is a voluntary, defined contribution plan which covers virtually all employees. The Company may contribute annually up to a certain percentage of employee compensation to the plan. Effective January 1, 1997 the Company added a 401(k) feature to its profit sharing plan. The Company makes contributions to the plan based on 50% of the participants' contributions, which can range from 1% to 6% of their total compensation subject to certain limitations. Company matching contributions to the 401(k) plan were $42,373 and $12,380 for the years ended March 31, 1998 and 1997, respectively. Discretionary profit sharing contributions to the plan were $95,000 and $90,000 for the years ended March 31, 1997 and 1996, respectively. No discretionary contribution was made for the year ended March 31, 1998.


Employee Stock Ownership Plan


     The Company's Employee Stock Ownership Plan ("the Plan") covers all employees who have attained the required minimum age and length of service, except those covered by a collective bargaining agreement. Contributions to the Plan, which will be invested in the Company's Common Stock, are made as determined by the Board of Directors and are limited to certain percentages of the eligible employees' compensation. The Company contributed $43,000, $40,000 and $110,000 into the Plan for the years ended March 31, 1998, 1997 and 1996, respectively.


NOTE G - Income Taxes
     Significant components of the Company's deferred tax assets as of March 31, 1998 and 1997 are as follows:



                                       1998          1997
                                   -----------   -----------
Deferred tax assets:
 Accrued liabilities                $ 64,000      $ 97,000
 Inventory cost                       14,000        14,000
 Accounts receivable allowance        22,000        20,000
 Book over tax depreciation          102,000       162,000
 Book over tax amortization            8,000         7,000
--------------------------------    --------      --------
   Total deferred tax assets        $210,000      $300,000
================================    ========      ========

--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
14

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998

     The provision for income taxes consists of the following:



                                1998          1997           1996
                            -----------   -----------   -------------
Continuing operations:
 Currently payable:
   Federal                   $359,000      $ 407,000     $  405,000
   State                       56,000         63,000         60,000
-------------------------    --------      ---------     ----------
                              415,000        470,000        465,000
                             --------      ---------     ----------
 Deferred:
   Federal                     76,000        (43,000)       (60,000)
   State                       14,000         (7,000)       (10,000)
-------------------------    --------      ---------     ----------
                               90,000        (50,000)       (70,000)
                             --------      ---------     ----------
                              505,000        420,000        395,000
Discontinued operations:
 Currently payable:
   Federal                                                1,009,000
   State                                                    156,000
-------------------------    --------      ---------     ----------
                                   --             --      1,165,000
                             --------      ---------     ----------
 Deferred:
   Federal                                                  (26,000)
   State                                                     (4,000)
-------------------------                                ----------
                                   --             --        (30,000)
                             --------      ---------     ----------
                              505,000        420,000      1,135,000
                             --------      ---------     ----------
                             $505,000      $ 420,000     $1,530,000
=========================    ========      =========     ==========

     The provision for income taxes varies from that computed using federal statutory rates of 34%, as follows:



                                           For the Year Ended March 31
                                        1998          1997           1996
                                    -----------   -----------   -------------
Federal taxes at statutory rate      $ 538,000     $ 454,000     $1,422,000
State taxes net of federal benefit      42,000        42,000        134,000
Trademark and goodwill amortization      6,000         7,000          7,000
Tax-exempt interest                    (88,000)      (95,000)       (73,000)
Other                                    7,000        12,000         40,000
------------------------------------ ---------     ---------     ----------
                                     $ 505,000     $ 420,000     $1,530,000
==================================== =========     =========     ==========

     The Company made income tax payments of $521,862 in 1998, $468,913 in 1997 and $1,727,412 in 1996.


NOTE H - Other Financial Information



Commitments and Contingencies
     Employment agreements have been established with certain officers of the Company. These agreements include clauses relating to salary and severance. The Company also has incentive arrangements with certain officers of the Company. The estimated cost to complete construction in progress is approximately $2,400,000 of which $1,800,000 was committed to under contract as of March 31, 1998.


--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                              15

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1998


Leases

     The Company's operating leases consist primarily of retail facilities, some of which contain escalation clauses and renewal options for up to five years.
     At March 31, 1998 aggregate minimum rental commitments under non-cancelable operating leases having remaining terms of more than one year were $537,000 and are payable as follows: 1999, $162,000; 2000, $131,000; 2001,
$127,000; 2002, $68,000; 2003, $49,000.
     Contingent rentals relate to retail sales space based on gross sales. Rent expense is summarized as follows:



                             For the Year Ended March 31
                       ---------------------------------------
                           1998          1997          1996


Minimum rentals         $152,968      $222,018      $254,343
Contingent rentals        25,096        59,403        74,258
--------------------    --------      --------      --------
 TOTAL                  $178,064      $281,421      $328,601
====================    ========      ========      ========

Related Party Transactions

     A member of the Board of Directors is an attorney with the Company's law firm. The Company paid $29,996 and $20,601 to the law firm in 1998 and 1997, respectively, and $61,333 in 1996 of which $59,161 related to the sale of the assets of Bunker Hill. Another member of the Board of Directors is president of a company to which the Company paid annual fees of $12,000 in 1998, 1997 and 1996. The chairman of the Company's Board of Directors is also the board chairman of a food broker to which the Company paid sales commissions of $68,377 in 1996 all of which is included in discontinued operations. A fourth board member is president of a company which supplied packaging materials to the Company in the amount of $6,759, $7,674 and $7,289 in 1998, 1997 and 1996 respectively.


--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
16

Report of Independent Accountants



To the Shareholders and Board of Directors
The Smithfield Companies, Inc.


     We have audited the accompanying consolidated balance sheets of The Smithfield Companies, Inc. as of March 31, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Smithfield Companies, Inc. at March 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.





                          /s/ Coopers & Lybrand L.L.P.
                          ----------------------------
                            Coopers & Lybrand L.L.P.




Virginia Beach, Virginia
May 22, 1998


--------------------------------------------------------------------------------
                                                         1998 Annual Report
                                                                              17

Quarterly Results Of Operations
     The following table presents quarterly results of operations for the years ended March 31, 1998 and 1997.
(In thousands, except per share data)





                                               Fiscal 1998
                            ---------------------------------------------------
                               1st          2nd          3rd          4th
                             Quarter      Quarter      Quarter      Quarter
                            ------------ ------------ ------------ ------------

Net Sales                    $ 4,487      $ 4,771      $ 7,924      $ 3,244
Cost of Goods Sold             2,952        3,360        5,300        2,282
----------------------------- -------      -------      -------      -------
Gross Profit                   1,535        1,411        2,624          962
Other operating revenue           18           52           18           11
----------------------------- -------      -------      -------      -------
                               1,553        1,463        2,642          973
Selling, general and
 administrative expenses       1,336        1,235        1,776          945
----------------------------- -------      -------      -------      -------
Operating Income                 217          228          866           28
Interest, net                     63           52           58           70
Income before income taxes       280          280          924           98
----------------------------- -------      -------      -------      -------
Income taxes                      82           86          330            7
Net Income                    $  198       $  194       $  594       $   91
============================= =======      =======      =======      =======
Basic earnings per share:     $ 0.08       $ 0.08       $ 0.25       $ 0.04
============================= =======      =======      =======      =======
Diluted earnings per share:   $ 0.08       $ 0.08       $ 0.25       $ 0.04
============================= =======      =======      ======       =======




                                               Fiscal 1997
                           ---------------------------------------------------
                                1st          2nd          3rd          4th
                              Quarter      Quarter      Quarter      Quarter
                           ------------ ------------ ------------ ------------

Net Sales                    $ 3,447      $ 4,581      $ 7,880      $ 3,573
Cost of Goods Sold             2,109        3,213        5,281        2,396
----------------------------- -------      -------      -------      -------
Gross Profit                   1,338        1,368        2,599        1,177
Other operating revenue           13           37           32            5
----------------------------- -------      -------      -------      -------
                               1,351        1,405        2,631        1,182
Selling, general and
 administrative expenses       1,193        1,224        1,955        1,146
----------------------------- -------      -------      -------      -------
Operating Income                 158          181          676           36
Interest, net                     88           65           63           64
Income before income taxes       246          246          739          100
----------------------------- -------      -------      -------      -------
Income taxes                      64           73          269           14
Net Income                    $  182       $  173       $  470       $   86
============================= =======      =======      =======      =======
Basic earnings per share:     $ 0.07       $ 0.07       $ 0.19       $ 0.04
============================= =======      =======      =======      =======
Diluted earnings per share:   $ 0.07       $ 0.07       $ 0.18       $ 0.03
============================= =======      ======       ======       =======





Directors                       Executive Officers             Larry R. Santure
Edward Acree                    Richard S. Fuller              Vice President and
President                       President and                  General Manager
Edward Acree & Associates       Chief Executive Officer        V. W. Joyner & Co.

Bernard C. Baldwin, III         Peter D. Pruden, III           James S. Groves
Partner                         Executive Vice President       Vice President of Retail Sales
Edmunds & Williams              and Secretary                  The Smithfield Ham
                                                               & Products Co.
Frank H. Buhler Chairman        Mark D. Bedard
Old Dominion Box Company        Chief Financial Officer        Robert J. Koch, Jr.
                                and Treasurer                  Vice President of
James L. Cresimore                                             Foodservice Sales
Chairman                        Management                     The Smithfield Ham
The Smithfield Companies, Inc.  Alton H. Gwaltney              & Products Co.
Chairman                        Executive Vice President
Allegiance Brokerage Company    The Smithfield Ham             R. Steven Jordan
                                & Products Co.                 Corporate Controller
Richard S. Fuller
President and                   John S. Mitchell               Kevin A. Jones
Chief Executive Officer         Vice President and             General Manager
                                General Manager                Pruden Packing Co.
Peter D. Pruden, III            Williamsburg Foods
Executive Vice President
and Secretary


--------------------------------------------------------------------------------
                The Smithfield Companies, Inc.
18

Corporate Information

Executive Offices
The Smithfield Building
311 County Street, Suite 203
Portsmouth, Virginia 23704

Transfer Agent
Wachovia Bank of North Carolina, N.A.

Nasdaq Symbol
HAMS

Counsel
Edmunds & Williams
800 Main Street
Lynchburg, Virginia 24505

Auditors
Coopers & Lybrand L.L.P.
400 One Columbus Center
Virginia Beach, Virginia 23462

Annual Meeting
The Annual Meeting of Stockholders
will be held on Thursday, July 30,
1998 at 9:00 a.m. at The Wachovia
Bank Building, 200 High Street,
Suite 305, Portsmouth, VA

Form 10-K Report
Copies of the Company's Annual Report
on Form 10-K are available without
charge, upon written request to:

The Smithfield Companies, Inc.
The Smithfield Building
311 County Street, Suite 203
Portsmouth, VA 23704

Market for Smithfield Common Stock
      The Company's common stock is traded in the NASDAQ Small Cap Market under the symbol HAMS. The following table sets forth the quarterly high and low market prices for each quarter of fiscal 1998 and 1997.



Fiscal 1998          High       Low
----------------   -------   -------
First Quarter      5 5/8     5 5/16
Second Quarter     5 7/8     5 1/4
Third Quarter      5 7/8     5 1/2
Fourth Quarter     6 3/4     5 3/8


Fiscal 1997          High        Low
----------------   -------   --------
First Quarter      5 7/8     5 23/64
Second Quarter     5 7/8     5 1/2
Third Quarter      5 3/4     5 3/8
Fourth Quarter     5 5/8     5 3/8


Dividends              1998          1997
----------------   -----------   -----------
First Quarter      $ 0.030       $ 0.025
Second Quarter     $ 0.030       $ 0.025
Third Quarter      $ 0.030       $ 0.030
Fourth Quarter     $ 0.030       $ 0.030
----------------   -------       -------
                   $ 0.120       $ 0.110
================   =======       =======

      On May 29, 1998 there were 152 holders of record of the Company's Common Stock. In addition over 200 beneficial shareholders are estimated.


--------------------------------------------------------------------------------
                                                    1998 Annual Report
                                                                              19

Mail Order Catalogs
       Your Company publishes two unique full color consumer catalogs each fall. We hope that you will consider these when planning your personal or corporate giving as well as your own fine dining and entertaining needs. For your catalog(s), call us TOLL FREE.


  The Smithfield Collection/Fin 'n Feather           1-800-628-2242
  The Peanut Shop of Williamsburg                    1-800-637-3268


You can also visit the Company's catalogs on the Internet at:
www.smithfield-companies.com

--------------------------------------------------------------------------------
     The Smithfield Companies, Inc.
20