Form 10-K, Exhibit 13
period 1999-03-31
SMITHFIELD COMPANIES INC
filed 1999-06-25
CIK 835342

1999 ANNUAL REPORT


                                      THE
                                   SMITHFIELD
                                   COMPANIES


                               [BACKGROUND PHOTO]

Above: an original E.M. Todd invoice, dated 1779, for the sale of hams to a customer in St. Eustatius, West Indies.

--------------------------------------------------------------------------------
                                  On the Cover
--------------------------------------------------------------------------------

The E. M. Todd Company, America's oldest meat packer, was acquired in 1998 by The Smithfield Companies. One of its earliest invoices, dated 1779, is shown on the cover.

                                     [PHOTO]
                               Capt. Mallory Todd

     SOMETIME DURING the early days of the American Revolutionary War, a Bermudan sea captain named Mallory Todd (1742-1817) left Bermuda and settled in Isle of Wight County in Virginia at Smithfield. The Todd Family were freeholders of Southampton Parish, Bermuda and apparently good solid citizens. In 1767 Todd was married to Angelina Mallory, daughter of Captain John Mallory, a mariner of Isle of Wight County who is believed to have also come from Bermuda and probably was a relative.

   TODD BEGAN RAISING HOGS, and it was not long before the Captain learned from the locals how to cure and flavor the pork. As he began selling commercially, he established what is believed to be the oldest firm to be founded in Virginia and one of the oldest in this young nation. The invoice shown on the cover, dated April 30, 1779, indicates that Captain Todd shipped hams from Smithfield to the island of St. Eustatius in the West Indies in exchange for one two pound cannon (valued at thirteen pounds six shillings) and one hat (valued at five shillings four pence).

                                    [PHOTO]
                           THE ORIGINAL TODD KITCHEN

   Their profitable trade enabled the Todds to build a handsome home in Smithfield known as "The Hill" that still stands on Wharf Hill. Adjacent to the Todd home was constructed a meat processing facility. At the foot of Wharf Hill, square riggers and schooners took cargo for Continental, British and West Indies ports. Tobacco, cured hams, bacon barrel stoves, hoop poles, and corn were among Smithfield's early exports.


                                    [PHOTO]
                         AMERICA'S FIRST PACKING HOUSE

     IN THE NINETEENTH CENTURY, the business stayed in the Todd family, trading under the name J.R. Todd, and ultimately was owned by Captain Todd's grandson, E.M. Todd, from which the company's current name derives. In 1907, when E.M. Todd wrote his will, P.D. Gwaltney, Jr. was firmly established in the ham business, and V.W. Joyner was doing a thriving retail business in his store on Commerce Street, curing hams in the backyard of his home. Todd's will included the following: "BY AN AGREEMENT DATED FEBRUARY 8, 1907, by and between myself, E.M. Todd, trading under the firm name and style of E.M. Todd Company of Smithfield, Virginia, and W.S. Forbes, trading under the firm name of W.S. Forbes & Company, of the City of Richmond, Virginia, which agreement in writing...I have bargained, sold, assigned and granted unto the said W.S. Forbes

& Company the sole and exclusive right and privilege to use, preserve, cut, cure and pack and sell hams under my well-known and established brand of `J.R. Todd'. The said W.S. Forbes Company to pack and sell each year under the aforesaid brand not less than twenty-thousand (20,000) hams, and to pay me as a royalty therefore one cent per lb. for all hams packed and sold under said brand..."

   The agreement further granted W.S. Forbes & Company an option to buy the E.M. Todd Company for $50,000 which it eventually did--thus explaining why Todd moved to Richmond. At that time, the Commonwealth of Virginia had not enacted the laws that exist today limiting the use of the term "genuine Smithfield" to hams dry cured only in the town of Smithfield, Virginia.

   THE ARMISTEAD CHURCHILL YOUNG FAMILY of Richmond soon after emerged as the owners of E.M. Todd Company, Incorporated. The Youngs did much to promote Todd's Smithfield style Virginia hams and bacon nationwide. These quality products could be found in some of the nation's finest restaurants, hotels and retail establishments from the Royal Hawaiian Hotel to New York's Pierre Hotel. For three generations, the Young family operated E.M. Todd & Co., Inc.

                                    [PHOTO]
                                  TRADEMARK(R)

     Finally, in 1998, almost 220 years from the first recorded sale of hams from Smithfield and after a 90 year absence, the Todd ham and bacon business returns to its roots in Smithfield by way of its acquisition by The Smithfield Companies, Inc.

     THE SMITHFIELD COMPANIES, INC. is a diversified producer of specialty food products. The Company markets its products primarily to the retail grocery, food service and gourmet food industries as well as through its own retail outlets and consumer catalogs. Its five operating units are The Smithfield Ham and Products Co., V.W. Joyner & Co., Pruden Packing Co., The E.M. Todd Company and Williamsburg Foods.

                                  ~ Contents ~

   Letter to Shareholders                 2
   Selected Financial Data                4
   Management's Discussion and Analysis   5
   Consolidated Financial Statements      8
   Report of Independent Accountants     18
   Quarterly Results of Operation        18
   Directors, Executive Officers
     and Management                      19
   Corporate Information                 20

To Our Fellow Shareholders

[PICTURE]

The past fiscal year was a remarkable one for The Smithfield Companies, by virtually any measure. All of our operating units performed well and many of the goals we set as the year began were achieved. Most importantly we continued to successfully execute our strategic plan of growing branded leadership positions in multiple specialty food distribution channels.

      On April 22, 1998, a historic event occurred for your Company with the acquisition of The E. M. Todd Company. Founded in Smithfield, Virginia prior to 1779, Todd is not only America's oldest meat packer but the original curer of the now renowned Smithfield Ham. Today, Todd markets its hams and bacon under the Hermitage and E. M. Todd brands. Although this acquisition is not financially material to our company, the history associated with the Todd name and Smithfield Ham are significant.

      Many of our core brands and product lines are over a hundred years old. Their longevity is a testament to your Company's continuing commitment to tradition, quality and consumer value. As we enter the new millenium, we will carry forth the best of the past while investing for the future. In April 1999, construction was completed and we began production in our new 19,000 square foot frozen food processing plant in Smithfield which will support our barbecue, chili and stew product lines. This $2.8 million facility replaces an old and inefficient plant which could not meet current production requirements. The new state of the art facility accommodates growth by tripling our production capability and gives Smithfield the capacity to develop and produce new products.


FINANCIAL PERFORMANCE AND CONDITION


      It was a fine year as our numbers attest. Net sales for the year ended March 31, 1999 grew 4% to $21.2 million compared to $20.4 million a year earlier. Net income from operations reached a record $1,462,000, a 36% increase over $1,077,000 earned in fiscal 1998. Earnings per share increased 38% from $.45 to $.62 per share.

      The Company's financial position remains strong and capable of supporting our internal and external growth strategies. Total assets at year end were $20.2 million of which $9.7 million was cash and cash equivalents. Although Smithfield has substantial liquid assets to fund capital expenditures, the Company obtained an Industrial Development Revenue Bond to finance our new processing facility in order to take advantage of a low interest rate environment and retain cash.

      In fiscal 1999, Smithfield generated $1.9 million in cash from operating profits and non-cash expenses. We spent $2.4 million of capital to increase plant capacity and production efficiencies in our new and existing facilities which will lead to higher profitability.


ENHANCED SHAREHOLDER RETURN


      The Smithfield Companies' stock again proved to be a good investment this past fiscal year, providing shareholders with a total return (price appreciation plus dividends) of 22.0% compared to a 12.7% decline for the S & P foods group.

      During the year your Board of Directors increased the quarterly dividend to $.035 from $.03 per share while this past fiscal year marked the seventh consecutive year that regular quarterly dividends paid have increased. Additionally, because of your Company's strong cash flow and solid balance sheet an extra dividend of $.05 per share was declared by the Directors payable on June 30, 1999. Both Board actions demonstrate confidence in the performance outlook for our business, near- and long-term.


--------------------------------------------------------------------------------
2         The Smithfield Companies, Inc.

      Your Company has continued to acquire our stock in the open market and as of this writing we have repurchased approximately 1.1 million shares since July 1990. Additional shares may be purchased in the future if your Board believes our shares are undervalued in the marketplace.


DIRECTORS


      We at The Smithfield Companies were very saddened by the death in August 1998 of an original member of the Company's Board of Directors, Edward Acree. Ed contributed greatly to the Company's success and was always a faithful promoter and supporter of the Company, its employees and its products. He will not only be missed as a business associate, but also as a very good friend.

      In January 1999, R. Scott Morgan, President of TowneBank was elected to the Board of Directors. Scott serves on several other corporate boards and brings outstanding leadership qualities to Smithfield. We expect to benefit from his broad business expertise and we look forward to his input in the coming years.

      In closing, I would like to pay tribute to the people of The Smithfield Companies -- some 150 strong -- for a job exceptionally well done. It is their drive, skills and dedication that made it happen and what happened has set the stage for the new millenium. And finally, I would like to thank our shareholders for your continued interest and support. I look forward to visiting with those who will be at our annual meeting on July 30, 1999.


/s/ ILLEGIBLE SIGNATURE


PRESIDENT AND CHIEF EXECUTIVE OFFICER
JUNE 11, 1999

                                    [4 GRAPHS]

                                   1999      1998      1997      1996      1995
                                   ----      ----      ----      ----      ----
Income from continuing
    operations (in thousands)   $ 1,462   $ 1,077   $   911   $   809   $   542

Net sales (in thousands)        $21,195   $20,425   $19,481   $18,180   $17,854

Book Value Per Share            $  6.72   $  6.23   $  5.88   $  5.61   $  4.86

Regular Dividends               $  0.13   $  0.12   $  0.11   $  0.10   $  0.09

--------------------------------------------------------------------------------
                                                    1999 Annual Report        3

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                      FOR THE YEAR ENDED MARCH 31
                                                 ----------------------------------------------------------------------
                                                     1999           1998           1997           1996          1995
                                                 ------------   ------------   ------------   ------------   ----------
Income Statement Data:
Net sales                                          $ 21,195       $ 20,425       $ 19,481       $ 18,180      $17,854
Cost of goods sold                                   13,773         13,893         12,999         11,527       11,335
-----------------------------------------------------------------------------------------------------------------------
 Gross profit                                         7,422          6,532          6,482          6,653        6,519
Other operating revenue                                  80            100             87             54           59
Selling, general and administrative expenses          5,600          5,293          5,519          5,750        5,524
-----------------------------------------------------------------------------------------------------------------------
 Operating income                                     1,902          1,339          1,050            957        1,054
Interest income (expense), net                          255            243            281            247         (151)
-----------------------------------------------------------------------------------------------------------------------
 Income from continuing operations
   before income taxes                                2,157          1,582          1,331          1,204          903
Income taxes                                            695            505            420            395          361
-----------------------------------------------------------------------------------------------------------------------
 Income from continuing operations                    1,462          1,077            911            809          542
Income from discontinued operations                      --             --             --          1,843          851
-----------------------------------------------------------------------------------------------------------------------
 Net income                                        $  1,462       $  1,077       $    911       $  2,652      $ 1,393
=======================================================================================================================
Diluted earnings per share:
 Continuing operations                             $   0.62       $   0.45       $   0.35       $   0.28      $  0.18
 Discontinued operations                                 --             --             --           0.64         0.29
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                         $   0.62       $   0.45       $   0.35       $   0.92      $  0.47
=======================================================================================================================
Dividends per share of common stock                $   0.13       $   0.12       $   0.11       $   0.16      $  0.09
=======================================================================================================================
Balance Sheet Data (at year end):
Working Capital                                    $ 12,038       $ 10,758       $  9,755       $ 11,980      $ 6,687
Total Assets                                         20,160         15,831         15,909         17,679       17,443
Long-term Debt                                        2,800             --             --             --        1,000
Stockholders' Equity                                 15,741         14,599         14,310         15,894       14,233

--------------------------------------------------------------------------------
4   The Smithfield Companies, Inc.

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


Results of Operations

     The following table shows, for the periods indicated, items included in Selected Financial Data as a percentage of sales and the percentage changes in the dollar amounts of such items compared to the prior period.

                                                                                              PERIOD TO PERIOD
                                                           PERCENTAGE OF SALES                     CHANGE
                                                              FISCAL YEARS                      FISCAL YEARS
                                                             ENDED MARCH 31                    ENDED MARCH 31
                                                 ---------------------------------------   ----------------------
                                                                                            1999 VS      1998 VS
                                                     1999          1998          1997         1998        1997
                                                 -----------   -----------   -----------   ---------   ----------
Net sales                                            100.0%        100.0%        100.0%        3.8%         4.8%
Cost of goods sold                                    65.0          68.0          66.7       ( 0.9)         6.9
                                                     -----         -----         -----
Gross profit                                          35.0          32.0          33.3        13.6          0.8
Other operating revenue                                0.4           0.5           0.4       (19.8)        14.3
Selling, general and administrative expenses          26.4          25.9          28.3         5.8        ( 4.1)
                                                     -----         -----         -----
Income from operations                                 9.0           6.6           5.4        42.1         27.4
Interest expense                                     ( 0.0)        ( 0.0)        ( 0.0)      218.8        (16.5)
Other income                                           1.2           1.2           1.5         7.3        (13.3)
                                                     -----         -----         -----
Income before income taxes                            10.2           7.8           6.9        36.3         18.9
Income taxes                                           3.3           2.5           2.2        37.6         20.2
                                                     -----         -----         -----
Net income                                             6.9%          5.3%          4.7%       35.7         18.2
                                                     =====         =====         =====

Fiscal 1999 Compared to Fiscal 1998

     Net sales in 1999 were $21.2 million compared to $20.4 million in 1998. The improvement in sales is due to increases in unit sales across most of the Company's product lines coupled with a significant seasonal sale to a national club store chain. Unit sales increases were partially offset by lower selling prices due to lower pork related raw material costs. Cost of sales decreased as a percentage of net sales to 65.0% for the year ended March 31, 1999 from 68.0% for the year ended March 31, 1998. The higher gross profit margins were primarily due to lower costs for pork related products.

     Selling expenses increased as a percentage of net sales to 14.2% for the year ended March 31, 1999 from 13.3% for the year ended March 31, 1998. The Company increased some marketing and promotional expenses during the year as a result of higher margins to help increase sales distribution. These additional selling expenses helped increase tonnage during the year.

     General and administrative expenses remained relatively constant during the two years ended March 31, 1999.

     Net interest income increased 4.7% during the year ended March 31, 1999 compared to the prior year. Higher average balances in interest bearing instruments were somewhat offset by lower interest rates in 1999 compared to 1998.

     Income tax expense as a percentage of income before income taxes was slightly higher in 1999. Tax-exempt interest income as a percentage of income before income taxes was lower in 1999 compared to 1998 thereby increasing the overall average tax rate. Income tax rates are lower than statutory rates because of income from tax-exempt municipal bond funds.


--------------------------------------------------------------------------------
                                                         1999 Annual Report    5

     Net income increased to $1,461,710 or $.62 per share in 1999 compared to $1,077,115 or $.45 per share in 1998. The difference in weighted average shares outstanding between 1999 and 1998 is due to the repurchase of 2,367 shares in fiscal 1999. The difference in basic and diluted weighted average shares is due to exercisable stock options.


Fiscal 1998 Compared to Fiscal 1997

     Net sales in 1998 were $20.4 million compared to $19.5 million in 1997. The increase in sales was primarily due to the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. on February 28, 1997. The sales increase was partially offset by the sale of the operations of The New Orleans School of Cooking on July 22, 1997. Cost of sales increased as a percentage of net sales to 68.0% for the year ended March 31, 1998 from 66.7% for the year ended March 31, 1997. Higher margins for pork related products were partially offset by the loss of sales from New Orleans which carried higher than average margins.

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

     General and administrative expenses (G&A expenses) decreased by $570,000 during the year ended March 31, 1998 compared to the prior year. Eliminating the G&A expenses associated with The New Orleans School of Cooking, 1998 G&A expenses would have increased $185,252 or 8.5 %. This increase is due to higher administrative expenses associated with the Doughtie's acquisition as well as normal cost increases.

     Net interest income decreased to $243,402 for the year ended March 31, 1998 from $280,770 for the year ended March 31, 1997. Invested balances during fiscal 1998 were lower than fiscal 1997 primarily due to the acquisition of the frozen barbecue and chili product lines from Doughtie's Foods, Inc. and the significant amount of repurchased stock during the past two years.

     Income tax expense as a percentage of income before income taxes was consistent for the years ended March 31, 1998 and 1997. Income tax rates are lower than statutory rates because of interest income from tax-exempt municipal bond funds.

     Net income increased to $1,077,115 or $.45 per share in 1998 compared to $911,016 or $.35 per share in 1997. The difference in weighted average shares outstanding between 1998 and 1997 is due to the repurchase of 91,670 shares in 1998 and 397,222 shares in 1997. The difference in basic and diluted weighted average shares is due to exercisable stock options.


Liquidity and Capital Resources

     During the year ended March 31, 1999 the Company obtained an Industrial Development Revenue Bond (the Bond) in the amount of $2,800,000 to finance the construction of a 19,000 square foot frozen food processing plant and the purchase of related equipment to support the Company's barbecue, stew and chili product lines. Although the Company had available cash on hand to finance the construction, it obtained the Bond to take advantage of a low interest environment. The Bond matures in the year 2014 and has principle payments of $500,000 due in 2004 and 2009.

     At March 31, 1999, the Company had approximately $8.8 million invested in short-term highly liquid debt instruments. In addition, the Company has an unused $10 million line of credit loan with a bank, bearing interest at the LIBOR market rate plus .50%, which expires on July 31, 2000.

     The Company believes its liquidity and capital resources to be excellent. Current cash flow and available funds are sufficient to satisfy existing cash requirements.

     At March 31, 1999 the Company had approximately $500,000 remaining to complete its construction in progress which was completed during April 1999. The Company intends to use its cash and cash equivalents to finance the remaining construction.


--------------------------------------------------------------------------------
6    The Smithfield Companies, Inc.

     The Company will continue its strategy of looking for growth through acquisitions in higher margin segments of the food industry. Having a significant amount of cash on hand, as well as available funds on its credit line, the Company believes it is in excellent position to invest in assets that will increase shareholder value over time.

     Management believes the Company's capital resources are sufficient to meet all of its working capital requirements into the foreseeable future.


Year 2000 Compliance

     The "Year 2000" problem relates to computer systems that have time and date -- sensitive programs that were designed to recognize a date using "00" as the year 1900 rather than the year 2000. If a computer system or software application ("IT systems") used by the Company or a third party dealing with the Company fails because of the inability of the system or application to properly read the year "2000", the results could conceivably have a material adverse effect on the Company. In addition, many systems and equipment that are not typically thought of as "computer-related" ("non-IT systems") contain imbedded hardware or software that may have a time element which could cause system failures.

     The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. The Company has, and intends to continue to utilize internal personnel, contract programmers and third-party vendors to identify, prioritize and access Year 2000 noncompliance concerns. The Company believes it has identified its non-compliant software and hardware which will be modified or replaced. These modifications and replacements to both IT and non-IT systems are currently being done and are expected to be completed in mid 1999. The total cost of these Year 2000 compliance activities is expected to be less than $100,000 and will not have a material impact on the Company's financial position, results of operations or cash flows.

     The Company relies on third party suppliers for raw materials, water, utilities and other key services. Interruption of supplier operations due to Year 2000 issues could affect Company operations. The Company is also dependent upon its customers for sales and cash flow. Year 2000 interruptions in customer operations could effect sales and receivable levels as well as cash flow reductions. The Company believes its customer base is broad enough to minimize the affects of a simple occurrence. The Company has evaluated the status of third party efforts and has determined alternatives and contingency plan requirements. The reduction of risk due to noncompliance with Year 2000 issues include the identification of alternate suppliers and the accumulations of inventory to assure production capability. These activities are intended to provide a means of managing risk but cannot eliminate the potential for disruption due to third party failure.


Impact of Inflation

     Over the past three years, the effects of inflation on the Company's operations have been minimal. If inflation rises substantially, competitive pressures may make it difficult for the Company to pass the increases to the consumer.


--------------------------------------------------------------------------------
                                                         1999 Annual Report    7

CONSOLIDATED BALANCE SHEETS
THE SMITHFIELD COMPANIES, INC.



                                                                    MARCH 31
                                                          -----------------------------
                                                               1999            1998
                                                          -------------   -------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                $ 9,728,710     $ 7,679,907
 Trade receivables, less allowance for doubtful
   accounts of $79,000 in 1999 and $71,000 in 1998          1,060,459       1,258,593
 Inventories                                                2,717,850       2,900,668
 Prepaid expenses                                              36,217          50,460
 Deferred income taxes                                        115,000         100,000
-------------------------------------------------------   -----------     -----------
      TOTAL CURRENT ASSETS                                 13,658,236      11,989,628
PROPERTY AND EQUIPMENT
 Land                                                         346,342         346,342
 Buildings                                                  3,516,539       3,497,719
 Machinery and equipment                                    1,886,245       1,820,973
 Delivery equipment                                           269,201         264,885
 Office furniture and equipment                               600,440         506,618
 Construction in progress                                   2,201,088          20,427
-------------------------------------------------------   -----------     -----------
                                                            8,819,855       6,456,964
 Less accumulated depreciation                              3,577,974       3,231,045
-------------------------------------------------------   -----------     -----------
                                                            5,241,881       3,225,919
OTHER ASSETS
 Marketable securities                                        575,840
 Trademarks, net of accumulated amortization                  141,486         160,400
 Other intangibles, primarily customer lists, net of
   accumulated amortization                                   310,909         344,660
 Bond issuance costs, net of accumulated amortization         102,136
 Deferred income taxes                                        130,000         110,000
-------------------------------------------------------   -----------     -----------
                                                            1,260,371         615,060
                                                          -----------     -----------
                                                          $20,160,488     $15,830,607
                                                          ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                                         $   594,569     $   532,720
 Accrued compensation                                         326,662         225,076
 Accrued expenses                                             425,851         337,643
 Income taxes payable                                         272,864         136,398
-------------------------------------------------------   -----------     -----------
      TOTAL CURRENT LIABILITIES                             1,619,946       1,231,837
LONG-TERM DEBT                                              2,800,000
STOCKHOLDERS' EQUITY
 Preferred stock, $100 par value-authorized
   250,000 shares; none issued
 Common stock, no par value, authorized 5,000,000
   shares; outstanding 2,341,061 shares and 2,343,428
   shares                                                   2,488,492       2,503,869
 Retained earnings                                         13,252,050      12,094,901
-------------------------------------------------------   -----------     -----------
                                                           15,740,542      14,598,770
                                                          -----------     -----------
                                                          $20,160,488     $15,830,607
                                                          ===========     ===========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
8    The Smithfield Companies, Inc.

CONSOLIDATED STATEMENTS OF INCOME
THE SMITHFIELD COMPANIES, INC.



                                                 FOR THE YEAR ENDED MARCH 31
                                       ------------------------------------------------
                                            1999             1998             1997
                                       --------------   --------------   --------------
Net sales                              $21,195,201      $20,425,385      $19,481,357
Cost of goods sold                     13,772,895       13,893,306       12,999,407
------------------------------------   -----------      -----------      -----------
 Gross profit                           7,422,306        6,532,079        6,481,950
Other operating revenue                    79,839           99,524           87,101
------------------------------------   -----------      -----------      -----------
                                        7,502,145        6,631,603        6,569,051
Operating expenses:
 Selling                                3,018,289        2,720,254        2,376,012
 General and administrative             2,581,966        2,572,636        3,142,793
------------------------------------   -----------      -----------      -----------
                                        5,600,255        5,292,890        5,518,805
                                       -----------      -----------      -----------
 Operating income                       1,901,890        1,338,713        1,050,246
Nonoperating income (expense):
 Other income, primarily interest         264,378          246,400          284,362
 Interest expense                          (9,558)          (2,998)          (3,592)
------------------------------------   -----------      -----------      -----------
                                          254,820          243,402          280,770
                                       -----------      -----------      -----------
   Income before income taxes           2,156,710        1,582,115        1,331,016
Federal and state income taxes            695,000          505,000          420,000
------------------------------------   -----------      -----------      -----------
   Net income                          $1,461,710       $1,077,115       $  911,016
====================================   ===========      ===========      ===========
Basic earnings per share               $     0.62       $     0.45       $     0.35
====================================   ===========      ===========      ===========
Diluted earnings per share             $     0.62       $     0.45       $     0.35
====================================   ===========      ===========      ===========
Weighted average shares -- Basic        2,342,589        2,368,004        2,568,784
====================================   ===========      ===========      ===========
Weighted average shares -- Diluted      2,362,260        2,381,539        2,583,373
====================================   ===========      ===========      ===========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
                                                         1999 Annual Report    9

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE SMITHFIELD COMPANIES, INC.



                                                                     FOR THE YEAR ENDED MARCH 31
                                                          -------------------------------------------------
                                                                1999             1998             1997
                                                          ---------------   -------------   ---------------
OPERATING ACTIVITIES
 Net income                                                $  1,461,710      $1,077,115      $    911,016
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                               441,406         444,225           427,860
    (Gain) Loss on disposal of property and equipment           (14,825)         (3,918)           18,768
    Provision for deferred income taxes                         (35,000)         90,000           (50,000)
    Changes in assets and liabilities:
      Trade receivables                                         198,134         292,790          (560,415)
      Inventories                                               182,818         107,557           (87,922)
      Prepaid expenses                                           14,243          20,922            (6,373)
      Accounts payable and accrued compensation
       and expenses                                             251,643        (166,068)         (186,283)
      Income taxes payable                                      136,466        (106,862)            1,087
-------------------------------------------------------    ------------      ----------      ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                    2,636,595       1,755,761           467,738
INVESTING ACTIVITIES
 Proceeds from the sale of New Orleans                                          205,332
 Acquisition:
   Intangible assets                                                            (22,235)         (311,254)
   Inventories                                                                 (127,752)         (213,425)
   Equipment                                                                    (50,050)         (323,000)
 Purchase of marketable securities                             (575,840)
 Purchase of property and equipment                          (2,437,770)       (307,249)         (488,923)
 Proceeds from sale of long-term assets                          50,500         353,264            91,385
-------------------------------------------------------    ------------      ----------      ------------
 NET CASH (USED IN) PROVIDED BY
   INVESTING ACTIVITIES                                      (2,963,110)         51,310        (1,245,217)
FINANCING ACTIVITIES
 Proceeds from long-term debt                                 2,800,000
 Bond issuance costs paid                                      (104,744)
 Cash dividends paid                                           (304,561)       (284,181)         (283,058)
 Repurchase of common stock                                     (15,377)       (503,742)       (2,212,834)
-------------------------------------------------------    ------------      ----------      ------------
 NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                       2,375,318        (787,923)       (2,495,892)
-------------------------------------------------------    ------------      ----------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                  2,048,803       1,019,148        (3,273,371)
Cash and cash equivalents at beginning of year                7,679,907       6,660,759         9,934,130
-------------------------------------------------------    ------------      ----------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $  9,728,710      $7,679,907      $  6,660,759
=======================================================    ============      ==========      ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
10   The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999


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

     CONCENTRATIONS OF CREDIT RISK: Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and trade receivables. All of the Company's cash equivalents are in highly liquid short-term municipal bond funds. The carrying amount of these cash equivalents approximate fair value because of their short maturities and fluctuating interest rates. Credit risk with respect to trade receivables is limited as the Company has a large number of diverse customers, thus spreading the trade credit risk. No single customer accounts for more than 10% of net sales.

     STOCK-BASED COMPENSATION: Stock-based compensation is determined using the intrinsic value method prescribed in Accounting Principles Board Opinion No.
25. Required disclosures determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, are presented in Note E.

     NEW ACCOUNTING STANDARDS: The Company has adopted SFAS No. 130 "Reporting Comprehensive Income", SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits." The implementation of these statements did not have a material effect on the financial condition or results of operations of the Company. In October 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This standard is effective for fiscal years beginning after June 15, 1999. The Company does not expect that SFAS No. 133 will have a material effect on the financial statements.

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

     MARKETABLE SECURITIES AND COMPREHENSIVE INCOME: Investments in marketable securities are reported at fair market value based on quoted market prices, with unrealized gains or losses, net of tax, recorded as a separate component of shareholders' equity, if material.

     BOND ISSUANCE COSTS: Bond issuance costs have been capitalized and are being amortized over the life of the bonds. Accumulated amortization of bond issuance costs is $2,608 at March 31, 1999.


--------------------------------------------------------------------------------
                                                         1999 Annual Report   11

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999

     AMORTIZATION OF INTANGIBLES: Intangibles include goodwill, trademarks, brand names and customer lists. Goodwill is being amortized over twenty years using the straight-line method. Trademarks, brand names and customer lists are being amortized over their estimated useful lives of four to twenty years using the straight-line method. Accumulated amortization of intangibles is $448,000 and $396,000 at March 31, 1999 and 1998, respectively.

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


NOTE B - Inventories
     Inventories at March 31, 1999 and 1998 consisted of the following:


                              1999            1998
                         -------------   -------------
Finished goods            $1,197,108      $1,265,440
Production materials:
 Meats                       931,928       1,101,861
 Other ingredients           207,138         161,597
 Packing materials           381,676         371,770
----------------------    ----------      ----------
                          $2,717,850      $2,900,668
                          ==========      ==========

NOTE C - Long-Term Debt
     On March 4, 1999, the Company obtained, through its subsidiary The Smithfield Ham and Products Company, Incorporated, an Industrial Development Revenue Bond (IRB) in the amount of $2,800,000 from The Industrial Development Authority of the County of Isle of Wight. The interest rate on the bonds is variable and is adjusted weekly in accordance with the Bond Indenture by the Remarketing Agent. In no event shall the interest rate exceed 10%. At March 31, 1999 the variable interest rate on the bonds was 3.10%. The only collateral for the bonds is an irrevocable letter of credit from a bank. The letter of credit expires on February 15, 2001 and is subject to renewal. The Company's long-term debt is carried at cost, which approximates fair market value.

     Principal payments on the bonds are as follows: $500,000 in 2004, $500,000 in 2009 and $1,800,000 in 2014. Interest is payable monthly. The Smithfield Companies, Inc. has guaranteed all principle and interest payments due under the bonds. At March 31, 1999, $619,074 of the bond proceeds is included in "Cash and cash equivalents" and is restricted to cover construction and equipment expenditures in accordance with the loan agreement.

     Under terms of the IRB, the Company, among other things, agrees to maintain a current ratio of 3:1 and a debt service coverage ratio, as defined, of 1.5:1. Interest expense in the amount of $6,632 was accrued on the bonds at March 31, 1999.


NOTE D - Line of Credit
     The Company has an uncollateralized line of credit agreement with a bank. The agreement provides the Company with a $10 million line of credit loan that can be used for all general corporate uses including acquisitions of companies in the food business. The loan bears interest at the LIBOR market rate plus
 .50% and is subject to renewal on July 31, 2000. The Company did not have any outstanding balance on this facility during the year ended March 31, 1999.


--------------------------------------------------------------------------------
12    The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999
NOTE E - Stockholders' Equity

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

     Under the Company's Stock Option Plan, which terminated in June 1998, selected employees of the Company may be granted options to purchase Common Stock. Such options may be designated Incentive Stock Options, as defined under the Internal Revenue Code, or Nonstatutory Stock Options at the time the option is granted. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant of such options, and the options must be exercised within ten years. Other terms of the options will be determined at the date of grant. The termination of the Stock Option Plan does not effect the validity of options outstanding on the date of termination. The options are exercisable two years from the date of grant. At March 31, 1999, the weighted average remaining contractual life of the options is 7.0 years. The Company had 40,000, 34,000 and 38,000 shares which were exercisable at March 31, 1999, 1998 and 1997, respectively. At March 31, 1999, the weighted average exercise price of those shares is $3.71.

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


--------------------------------------------------------------------------------
                                                         1999 Annual Report   13

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999
     The following is a summary of transactions for the Stock Option Plan:


                                           NUMBER OF        PER SHARE        WEIGHTED AVERAGE
                                             SHARES           RANGE           EXERCISE PRICE
                                          -----------   -----------------   -----------------
Options outstanding at April 1, 1996        113,000     $3.38- 4.75              $  4.06
 Granted                                     10,000     $ 5.38- 5.50             $  5.45
 Repurchased                                (75,000)    $4.38- 4.75              $  4.40
---------------------------------------     -------     ---------------          -------
Options outstanding at March 31, 1997        48,000     $3.38- 5.50              $  3.83
 Granted                                     87,500     $5.50- 5.88              $  5.57
 Retired                                     (8,000)    $ 3.38- 5.50             $  4.41
---------------------------------------     -------     ---------------          -------
Options outstanding at March 31, 1998       127,500     $3.38- 5.88              $  4.99
 Repurchased                                (10,000)    $  5.63                  $  5.63
---------------------------------------     -------     -------                  -------
Options outstanding at March 31, 1999       117,500     $3.38- 5.88              $  4.93
=======================================     =======     ===============          =======

     The fair value of each stock option granted in fiscal 1998 and 1997 is estimated using the Black-Scholes option model with the following weighted average assumptions for both years: dividend yield of 2%, expected volatility of 4%, weighted average risk-free interest rate of 5.65% and expected lives of eight years. The weighted average fair value of options granted is $3.77 and $3.52 in fiscal 1998 and 1997, respectively. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's pro forma net income would have decreased by $68,000, or $.03 per share for the year ended March 31, 1998 and $7,000 or $.00 for the year ended March 31, 1997. No stock options were issued during the year ended March 31, 1999.



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


--------------------------------------------------------------------------------
14    The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999
     An analysis of changes in Common Stock and Retained Earnings follows:



                                                       COMMON          RETAINED
                                                       STOCK           EARNINGS
                                                  ---------------   --------------
Balance at April 1 1996                            $  5,220,445      $10,674,009
 Net Income                                                              911,016
 Dividends ($.11 per share)                                             (283,058)
 Repurchase of 397,222 shares of Common Stock        (2,212,834)
-----------------------------------------------    ------------
Balance at March 31, 1997                          $  3,007,611      $11,301,967
 Net Income                                                            1,077,115
 Dividends ($.12 per share)                                             (284,181)
 Repurchase of 91,670 shares of Common Stock           (503,742)
-----------------------------------------------    ------------
Balance at March 31, 1998                          $  2,503,869      $12,094,901
 Net Income                                                            1,461,710
 Dividends ($.13 per share)                                             (304,561)
 Repurchase of 2,367 shares of Common Stock             (15,377)
-----------------------------------------------    ------------
Balance at March 31, 1999                          $  2,488,492      $13,252,050
===============================================    ============      ===========

NOTE F - Sale of Assets
     Because of the termination of its retail lease and the fact that the business was no longer compatible with the Company's strategy as a manufacturer and marketer of specialty food products, the Company sold the operations of The New Orleans School of Cooking on July 22, 1997. The sale of this business did not have a material effect on income during the year ended March 31, 1998.


NOTE G - Employee Benefit Plans



PROFIT SHARING PLAN
     The Company's profit sharing plan is a voluntary, defined contribution plan which covers virtually all employees. The Company may contribute annually up to a certain percentage of employee compensation to the plan. Effective January 1, 1997 the Company added a 401(k) feature to its profit sharing plan. The Company makes contributions to the plan based on 50% of the participants' contributions, which can range from 1% to 6% of their total compensation subject to certain limitations. Company matching contributions to the 401(k) plan were $45,240, $42,373 and $12,380 for the years ended March 31, 1999, 1998 and 1997, respectively. Discretionary profit sharing contributions to the plan was $95,000 for the year ended March 31, 1997. No discretionary contributions were made for the years ended March 31, 1999 and 1998.


EMPLOYEE STOCK OWNERSHIP PLAN

     The Company's Employee Stock Ownership Plan "the Plan" covers all employees who have attained the required minimum age and length of service, except those covered by a collective bargaining agreement. Contributions to the Plan, which will be invested in the Company's Common Stock, are made as determined by the Board of Directors and are limited to certain percentages of the eligible employees' compensation. The Company contributed $50,000, $43,000 and $40,000 into the Plan for the years ended March 31, 1999, 1998 and 1997, respectively.


--------------------------------------------------------------------------------
                                                         1999 Annual Report   15

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999
NOTE H - Income Taxes
     Significant components of the Company's deferred tax assets as of March 31, 1999 and 1998 are as follows:



                                       1999          1998
                                   -----------   -----------
Deferred tax assets:
 Accrued liabilities                $ 75,000      $ 64,000
 Inventories                          13,000        14,000
 Accounts receivable allowance        25,000        22,000
 Book over tax depreciation          123,000       102,000
 Book over tax amortization            9,000         8,000
--------------------------------    --------      --------
   Total deferred tax assets        $245,000      $210,000
================================    ========      ========

     The provision for income taxes consists of the following:



                          1999          1998          1997
                      -----------   -----------   -----------
Currently payable:
   Federal             $ 633,000     $359,000      $ 407,000
   State                  97,000       56,000         63,000
-------------------    ---------     --------      ---------
                         730,000      415,000        470,000
                       ---------     --------      ---------
 Deferred:
   Federal               (29,000)      76,000        (43,000)
   State                  (6,000)      14,000         (7,000)
-------------------    ---------     --------      ---------
                         (35,000)      90,000        (50,000)
                       ---------     --------      ---------
                       $ 695,000     $505,000      $ 420,000
                       =========     ========      =========

     The provision for income taxes varies from that computed using federal statutory rates of 34%, as follows:



                                              FOR THE YEAR ENDED MARCH 31
                                            1999          1998          1997
                                        -----------   -----------   -----------
Federal taxes at statutory rate          $ 733,000     $ 538,000     $ 454,000
State taxes net of federal benefit          60,000        42,000        42,000
Trademark and goodwill amortization          5,000         6,000         7,000
Tax-exempt interest                        (92,000)      (88,000)      (95,000)
Other                                      (11,000)        7,000        12,000
-------------------------------------    ---------     ---------     ---------
                                         $ 695,000     $ 505,000     $ 420,000
                                         =========     =========     =========

     The Company made income tax payments of $593,534 in 1999, $521,862 in 1998 and $468,913 in 1997.


NOTE I - Other Financial Information

COMMITMENTS AND CONTINGENCIES
     Employment agreements have been established with certain officers of the Company. These agreements include clauses relating to salary and severance. The Company also has incentive arrangements with certain officers of the Company.
     The estimated cost to complete construction in progress is approximately $500,000.

--------------------------------------------------------------------------------
16   The Smithfield Companies, Inc.

Notes to Consolidated Financial Statements
THE SMITHFIELD COMPANIES, INC. -- MARCH 31, 1999
LEASES

     The Company's operating leases consist primarily of retail facilities, some of which contain escalation clauses and renewal options for up to five years.

     At March 31, 1999 aggregate minimum rental commitments under non-cancelable operating leases having remaining terms of more than one year were $375,000 and are payable as follows: 2000, $131,000; 2001, $127,000; 2002,
$68,000; 2003, $49,000.

     Contingent rentals relate to retail sales space based on gross sales. Rent expense is summarized as follows:



                             FOR THE YEAR ENDED MARCH 31
                       ---------------------------------------
                           1999          1998          1997
Minimum rentals         $150,715      $152,968      $222,018
Contingent rentals        26,048        25,096        59,403
--------------------    --------      --------      --------
 TOTAL                  $176,763      $178,064      $281,421
====================    ========      ========      ========

RELATED PARTY TRANSACTIONS

     A member of the Board of Directors is an attorney with the Company's law firm. The Company paid $7,397, $29,996 and $20,601 to the law firm in 1999, 1998 and 1997, respectively. Another member of the Board of Directors is chairman of a company which supplied packaging materials to the Company in the amount of $14,488, $6,759 and $7,674 in 1999, 1998 and 1997, respectively.
During the year ended March 31, 1999 the Company invested $80,000 to acquire 8,000 shares of common stock in TowneBank (the Bank), a newly created community bank. The Company's President and CEO is on the Board of Directors of the Bank and a member of the Company's Board of Directors is President and Senior Loan Officer of the Bank.


NOTE J - Subsequent Events
     In April 1999 the Company purchased a Certificate of Deposit from TowneBank in the amount of $1,000,000. The certificate matures in April 2000 and bears interest at 5.15%.

     Subsequent to March 31, 1999, the Company purchased and retired 96,317 shares of its Common Stock at a cost of $707,800.


--------------------------------------------------------------------------------
                                                         1999 Annual Report   17

Report of Independent Accountants



Shareholders and Board of Directors
THE SMITHFIELD COMPANIES, INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of The Smithfield Companies, Inc. and Subsidiaries (the "Company") at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP


Virginia Beach, Virginia
May 27, 1999



Quarterly Results Of Operations
     The following table presents quarterly results of operations for the years ended March 31, 1999 and 1998.
(IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                FISCAL 1999                                     FISCAL 1998
                              ----------------------------------------------- -----------------------------------------------
                                  1ST         2ND         3RD         4TH         1ST         2ND         3RD         4TH
                                QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net Sales                       $ 3,787     $ 6,122     $ 7,992     $ 3,295     $ 4,487     $ 4,771     $ 7,924     $ 3,244
Cost of Goods Sold                2,418       4,177       4,974       2,204       2,952       3,360       5,300       2,282
-----------------------------   -------     -------     -------     -------     -------     -------     -------     -------
Gross Profit                      1,369       1,945       3,018       1,091       1,535       1,411       2,624         962
Other operating revenue              22          20          13          25          18          52          18          11
-----------------------------   -------     -------     -------     -------     -------     -------     -------     -------
                                  1,391       1,965       3,031       1,116       1,553       1,463       2,642         973
Selling, general and
 administrative expenses          1,170       1,382       1,971       1,078       1,336       1,235       1,776         945
-----------------------------   -------     -------     -------     -------     -------     -------     -------     -------
Operating Income                    221         583       1,060          38         217         228         866          28
Interest, net                        70          55          67          62          63          52          58          70
-----------------------------   -------     -------     -------     -------     -------     -------     -------     -------
Income before income taxes          291         638       1,127         100         280         280         924          98
Income taxes                         81         211         387          16          82          86         330           7
-----------------------------   -------     -------     -------     -------     -------     -------     -------     -------
Net Income                      $   210     $   427     $   740     $    84     $   198     $   194     $   594     $    91
=============================   =======     =======     =======     =======     =======     =======     =======     =======
Basic earnings per share:       $  0.09     $  0.18     $  0.32     $  0.04     $  0.08     $  0.08     $  0.25     $  0.04
=============================   =======     =======     =======     =======     =======     =======     =======     =======
Diluted earnings per share:     $  0.09     $  0.18     $  0.31     $  0.04     $  0.08     $  0.08     $  0.25     $  0.04
=============================   =======     =======     =======     =======     =======     =======     =======     =======


--------------------------------------------------------------------------------
18   The Smithfield Companies, Inc.

                                   [PICTURE]
DIRECTORS: (STANDING LEFT TO RIGHT) PETER D. PRUDEN, III, R. SCOTT MORGAN,
                           BERNARD C. BALDWIN, III,
 FRANK H. BUHLER, (SEATED LEFT TO RIGHT) JAMES L. CRESIMORE, RICHARD S. FULLER

DIRECTORS
Bernard C. Baldwin, III
PARTNER
EDMUNDS & WILLIAMS

Frank H. Buhler
CHAIRMAN
OLD DOMINION BOX COMPANY

James L. Cresimore
CHAIRMAN
THE SMITHFIELD COMPANIES, INC.
CHAIRMAN
ALLEGIANCE BROKERAGE COMPANY

Richard S. Fuller
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

R. Scott Morgan
PRESIDENT AND SENIOR
LOAN OFFICER
TOWNEBANK

Peter D. Pruden, III
EXECUTIVE VICE PRESIDENT
AND SECRETARY

EXECUTIVE OFFICERS
Richard S. Fuller
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Peter D. Pruden, III
EXECUTIVE VICE PRESIDENT
AND SECRETARY

Mark D. Bedard
CHIEF FINANCIAL OFFICER
AND TREASURER

MANAGEMENT
Alton H. Gwaltney
EXECUTIVE VICE PRESIDENT
THE SMITHFIELD HAM &
PRODUCTS CO.

John S. Mitchell
VICE PRESIDENT AND
GENERAL MANAGER
WILLIAMSBURG FOODS

Larry R. Santure
VICE PRESIDENT AND
GENERAL MANAGER
V. W. JOYNER & CO.

James S. Groves
VICE PRESIDENT OF RETAIL SALES
THE SMITHFIELD HAM &
PRODUCTS CO.

Robert J. Koch, Jr.
VICE PRESIDENT OF
FOODSERVICE SALES
THE SMITHFIELD HAM &
PRODUCTS CO.

R. Steven Jordan
CORPORATE CONTROLLER

Kevin A. Jones
GENERAL MANAGER
PRUDEN PACKING CO.

--------------------------------------------------------------------------------
                                              1999 Annual Report              19

Corporate Information


EXECUTIVE OFFICES
The Smithfield Building
311 County Street, Suite 203
Portsmouth, Virginia 23704

TRANSFER AGENT
Registrar and Transfer Company

NASDAQ SYMBOL
HAMS

COUNSEL
Edmunds & Williams
800 Main Street
Lynchburg, Virginia 24505

AUDITORS
PricewaterhouseCoopers LLP
400 One Columbus Center
Virginia Beach, Virginia 23462

ANNUAL MEETING
The Annual Meeting of Stockholders
will be held on Friday, July 30,
1999 at 9:00 a.m. at The Wachovia
Bank Building, 200 High Street,
Suite 305, Portsmouth, VA

FORM 10-K REPORT
Copies of the Company's Annual Report
on Form 10-K are available without
charge, upon written request to:

The Smithfield Companies, Inc.
The Smithfield Building
311 County Street, Suite 203
Portsmouth, VA 23704

MARKET FOR SMITHFIELD COMMON STOCK
      The Company's common stock is traded in the NASDAQ Small Cap Market under the symbol HAMS. The following table sets forth the quarterly high and low market prices and dividends paid for each quarter of fiscal 1999 and 1998.



FISCAL 1999          HIGH       LOW
----------------   -------   ------
First Quarter      7 1/2       6
Second Quarter       8       6 3/4
Third Quarter        8       6 1/4
Fourth Quarter     8 5/8     7 3/8


FISCAL 1998          HIGH       LOW
----------------   -------   -------
First Quarter      5 5/8     5 5/16
Second Quarter     5 7/8     5 1/4
Third Quarter      5 7/8     5 1/2
Fourth Quarter     6 3/4     5 3/8


DIVIDENDS              1999          1998
----------------   -----------   -----------
First Quarter        $ 0.030       $ 0.030
Second Quarter       $ 0.030       $ 0.030
Third Quarter        $ 0.035       $ 0.030
Fourth Quarter       $ 0.035       $ 0.030
----------------     -------       -------
                     $ 0.130       $ 0.120
                     =======       =======

      On June 8, 1999 there were 150 holders of record of the Company's Common Stock. In addition over 200 beneficial shareholders are estimated.

Mail Order Catalogs

       Your Company publishes two unique full color specialty foods consumer catalogs each fall featuring many of the Company's products. We hope that you will consider these when planning your personal or corporate giving as well as your own fine dining and entertaining needs. For your catalog(s), call us TOLL FREE.


  The Smithfield Collection/Fin 'n Feather           1-800-628-2242
  The Peanut Shop of Williamsburg                    1-800-637-3268


You can also visit the Company's catalogs on the Internet at:
www.smithfield-companies.com

--------------------------------------------------------------------------------
20   The Smithfield Companies, Inc.

                                     [LOGO]

                                      THE
                                   SMITHFIELD
                                   COMPANIES

The Smithfield Building o 311 County Street, Suite 203 o Portsmouth, Virginia 23704