Form 10-K, Exhibit 13
period 2000-03-31
SMITHFIELD COMPANIES INC
filed 2000-06-27
CIK 835342

2000

                      [LOGO OF THE SMITHFIELD COMPANIES]

The Smithfield Companies, Inc. is a diversified producer of specialty food products. The Company markets its products primarily to the retail grocery, food service and gourmet food industries as well as through its own retail outlets and consumer catalogs. Its five operating units are The Smithfield Ham and Products Co., V. W. Joyner & Co., Pruden Packing Co., The E. M. Todd Company and Williamsburg Foods.

INCOME FROM CONTINUING
    OPERATIONS                               NET SALES
   (in thousands)                          (in thousands)

      [GRAPH]                                   [GRAPH]

2000            $  909                   2000            $20,021
1999            $1,462                   1999            $21,195
1998            $1,077                   1998            $20,425
1997            $  911                   1997            $19,481
1996            $  809                   1996            $18,180

  BOOK VALUE PER SHARE                      REGULAR DIVIDENDS

      [GRAPH]                                   [GRAPH]

2000            $6.89                    2000            $0.14
1999            $6.72                    1999            $0.13
1998            $6.23                    1998            $0.12
1997            $5.88                    1997            $0.11
1996            $5.61                    1996            $0.11

                                   CONTENTS

Letter to Shareholders                                                     2
Selected Financial Data                                                    4
Management's Discussion and Analysis                                       5
Consolidated Financial Statements                                          7
Report of Independent Accountants                                         15
Quarterly Results of Operations                                           15
Directors, Executive Officers and Management                              16
Corporate Information                                                     16


The Smithfield Companies, Inc.                                2000 Annual Report

                                      2000

                           TO OUR FELLOW SHAREHOLDERS

     [PHOTO]

Richard S. Fuller
President and Chief Executive Officer

Although fiscal 2000 was a disappointing year for The Smithfield Companies, significant progress was made toward the long term growth of your Company. The previously reported factors that led to lower sales and earnings results obscured the solid performance of our core brands and product lines. Smithfield's lower earnings were a direct reflection of a significant capital investment made to build future growth and profitability. Our vision and strategies have always been long term even if short terms costs were necessary in order to meet our goals.
     At the beginning of our just completed fiscal year, we began production in our new state of the art frozen food processing plant in Smithfield. This $3 million facility replaced an old and inefficient plant which could not meet current and future production needs and new product development requirements. The start up costs of the plant were significantly higher and longer in duration than anticipated, which negatively affected earnings much of the year. By the fourth quarter planned productivity levels were achieved and we can look forward to the benefits of the new plant in the years ahead.
     Comparable sales and earnings results also declined during the year due to a $1.1 million one time seasonal sale to a national club store chain which the Company enjoyed in fiscal 1999. It is important to note that in the seasonally important third quarter, core product sales were up 6%.
     Net sales for the year ended March 31, 2000, fell to $20.0 million compared to $21.2 million a year earlier. Net income also fell to $909,000, a 38% decline from $1,462,000 earned in fiscal 1999. Diluted earnings per share were $.40, 35% below $.62 per share in the previous year.
     Total assets for the year were $19.1 million of which $8.5 million was cash, cash equivalents and equity investments. Current assets exceeded current liabilities by a ratio of 9.4 to 1. Shareholder equity was $15.0 million, while book value of our stock was a record $6.89 per share.
     Smithfield's financial position and cash flow remain very solid. These resources will continue to fund both internal and external growth opportunities.
     In a response to what we believe is an undervalued market price of our stock, we continued our open market purchases of Smithfield Companies' shares. During fiscal year 2000 we acquired 168,317 shares. We have repurchased approximately 1,208,000 shares since early 1990 at an average cost of $5.00 per share. Although the Company has no definitive policy to purchase addi-


2000 Annual Report                                The Smithfield Companies, Inc.

                                     2000

tional shares, it may do so when it is deemed to be in the best interest of its shareholders.
     The Smithfield Companies regular dividends paid increased to $.14 per share, an 8% increase from $.13 per share paid the previous year. Fiscal 2000 marks the ninth consecutive year that regular dividends paid have increased. The Company's policy is to continue to pay cash dividends. The amount of such dividends will depend on earnings of the Company, cash requirements and other factors considered relevant by your Board of Directors.
     Our management team will remain the critical ingredient in Smithfield's success. Over time we have been fortunate to attract some extremely talented executives to key positions. This past year we were pleased to welcome Donald Burke as our executive vice president of marketing and sales. Don adds depth and experience to our senior management team and brings a highly successful career of growing specialty brands and product lines.
     In the past fiscal year, Alton H. Gwaltney retired as executive vice president of our Smithfield Ham and Products business. Alton's career with this Company spanned fifty-four years. His contributions and successes were numerous and much of what is the foundation of our growing barbeque and chili business today was accomplished through his leadership and vision. From all of us at Smithfield, we offer him our heartfelt thanks and best wishes for a healthy and happy retirement.
     We believe we are doing the right things, both tactically and strategically, for the future success of the Company. We will continue to pursue an aggressive program of providing the highest quality products at the lowest possible cost for our customers. Our solid financial position, the power of our brands and the initiatives we have underway will help take us to a new level of strength and leadership. As owners of The Smithfield Companies' stock, the interests of the Board, the management team and the employees are directly aligned with those of outside investors. Enhancing shareholder value through the improvement of our performance remains the commitment of everyone at Smithfield.
     We wish to thank our shareholders, employees, customers and suppliers for their support and their contributions to Smithfield during a year of challenge and achievement. We remain confident about the Company's future and the growth of your investment in The Smithfield Companies.

/s/ Richard S. Fuller

Richard S. Fuller
President and Chief
Executive Officer

Smithfield's financial position and cash flow remain very solid. These resources will continue to fund both internal and external growth opportunities.


The Smithfield Companies, Inc.                                2000 Annual Report

                                     2000

                            SELECTED FINANCIAL DATA


                                                                  For The Year Ended March 31
(in thousands, except per share amounts)             2000        1999        1998        1997        1996
-------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                        $ 20,021    $ 21,195    $ 20,425    $ 19,481    $ 18,180
Cost of goods sold                                 13,227      13,773      13,893      12,999      11,527
-------------------------------------------------------------------------------------------------------------
     Gross profit                                   6,794       7,422       6,532       6,482       6,653
Other operating revenue                                74          80         100          87          54
Selling, general and administrative expenses        5,808       5,600       5,293       5,519       5,750
-------------------------------------------------------------------------------------------------------------
     Operating income                               1,060       1,902       1,339       1,050         957
Other income                                          359         264         246         284         286
Interest expense                                     (133)         (9)         (3)         (3)        (39)
-------------------------------------------------------------------------------------------------------------
     Income from continuing operations
       before income taxes                          1,286       2,157       1,582       1,331       1,204
Income taxes                                          377         695         505         420         395
-------------------------------------------------------------------------------------------------------------
     Income from continuing operations                909       1,462       1,077         911         809
Income from discontinued operations                    --          --          --          --       1,843
-------------------------------------------------------------------------------------------------------------
     Net income                                  $    909    $  1,462    $  1,077    $    911    $  2,652
=============================================================================================================

Diluted earnings per share:
   Continuing operations                         $   0.40    $   0.62    $   0.45    $   0.35    $   0.28
   Discontinued operations                             --          --          --          --        0.64
-------------------------------------------------------------------------------------------------------------
Diluted earnings per share                       $   0.40    $   0.62    $   0.45    $   0.35    $   0.92
=============================================================================================================

Dividends per share of common stock              $   0.19    $   0.13    $   0.12    $   0.11    $   0.16
=============================================================================================================

Balance Sheet Data (at year end):
Working Capital                                  $ 11,103    $ 12,038    $ 10,758    $  9,755    $ 11,980
Total Assets                                       19,102      20,160      15,831      15,909      17,679
Long-term Debt                                      2,800       2,800          --          --          --
Stockholders' Equity                               14,977      15,741      14,599      14,310      15,894


2000 Annual Report                                The Smithfield Companies, Inc.

                                      2000

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

                                    Percentage                    Period to
                                     of Sales                   Period Change
                                   Fiscal Years                 Fiscal Years
                                      Ended                        Ended
                                     March 31                     March 31
                           ----------------------------       -----------------
                                                               2000       1999
                                                                vs         vs
                            2000       1999       1998         1999       1998
                           ----------------------------       -----------------
Net sales                  100.0%     100.0%     100.0%        (5.5)%      3.8%
Cost of goods sold          66.1       65.0       68.0         (4.0)      (0.9)
                           ----------------------------       -----------------
Gross profit                33.9       35.0       32.0         (8.5)      13.6
Other operating
  revenue                    0.4        0.4        0.5         (7.2)     (19.8)
Selling, general and
  administrative
  expenses                  29.0       26.4       25.9          3.7        5.8
                           ----------------------------       -----------------
Income from
  operations                 5.3        9.0        6.6        (44.3)      42.1
Other income                 1.8        1.2        1.2         35.9      218.8
Interest expense            (0.7)      (0.0)      (0.0)     1,294.1        7.3
                           ----------------------------       -----------------
Income before
  income taxes               6.4       10.2        7.8        (40.4)      36.3
Income taxes                 1.9        3.3        2.5        (45.8)      37.6
                           ----------------------------       -----------------
Net income                   4.5%       6.9%       5.3%       (37.8)      35.7
                           ============================

FISCAL 2000 COMPARED TO FISCAL 1999
     Net sales in 2000 were $20.0 million compared to $21.2 million in 1999. The decrease in net sales for the year ended March 31, 2000 is primarily due to a $1.1 million one-time seasonal sale to a national club store chain made during the second quarter of fiscal 1999. Cost of sales increased as a percentage of net sales to 66.1% for the year ended March 31, 2000 from 65.0% for the year ended March 31, 1999. The lower gross profit margins were primarily the result of additional production costs related to the Company's new frozen food processing plant.
     Selling expenses increased as a percentage of net sales to 15.9% for the year ended March 31, 2000 from 14.2% for the year ended March 31, 1999. This increase was a conscious effort by the Company to increase its marketing effort associated with the frozen food business. The Company's new frozen food processing facility has significantly increased plant capacity that should help future growth in this area.
     General and administrative expenses remained relatively constant during the two years ended March 31, 2000.
     Net interest income decreased 11.3% during the year ended March 31, 2000 compared to the prior year. Net invested balances during fiscal 2000 were lower than fiscal 1999 due primarily to the significant amount of repurchased stock during the year. Average interest rates were higher during the current year to partially offset the effect of lower balances.
     Income tax expense as a percentage of income before income taxes was 29.3% in 2000 compared to 32.2% in 1999. Tax-exempt interest income as a percentage of income before income taxes was higher in 2000 compared to 1999 thereby decreasing the overall average tax rate. Income tax rates are lower than statutory rates primarily because of income from tax-exempt municipal bond funds.
     Net income decreased to $908,870 or $.40 per share in 2000 compared to $1,461,710 or $.62 per share in 1999. The difference in weighted average shares



The Smithfield Companies, Inc.                                2000 Annual Report

                                     2000

outstanding between 2000 and 1999 is due to the repurchase of 168,317 shares in fiscal 2000. The difference in basic and diluted earnings per share is due to exercisable stock options.

FISCAL 1999 COMPARED TO FISCAL 1998
     Net sales in 1999 were $21.2 million compared to $20.4 million in 1998. The improvement in sales was due to increases in unit sales across most of the Company's product lines coupled with a significant seasonal sale to a national club store chain. Unit sales increases were partially offset by lower selling prices due to lower pork related raw material costs. Cost of sales decreased as a percentage of net sales to 65.0% for the year ended March 31, 1999 from 68.0% for the year ended March 31, 1998. The higher gross profit margins were primarily due to lower costs for pork related products.
     Selling expenses increased as a percentage of net sales to 14.2% for the year ended March 31, 1999 from 13.3% for the year ended March 31, 1998. The Company increased some marketing and promotional expenses during the year as a result of higher margins to help increase sales distribution. These additional selling expenses helped increase tonnage during the year.
     General and administrative expenses remained relatively constant during the two years ended March 31, 1999.
     Net interest income increased 4.7% during the year ended March 31, 1999 compared to the prior year. Higher average balances in interest bearing instruments were somewhat offset by lower interest rates in 1999 compared to 1998.
     Income tax expense as a percentage of income before income taxes was slightly higher in 1999. Tax-exempt interest income as a percentage of income before income taxes was lower in 1999 compared to 1998 thereby increasing the overall average tax rate. Income tax rates are lower than statutory rates because of income from tax-exempt municipal bond funds.
     Net income increased to $1,461,710 or $.62 per share in 1999 compared to $1,077,115 or $.45 per share in 1998. The difference in weighted average shares outstanding between 1999 and 1998 is due to the repurchase of 2,367 shares in fiscal 1999. The difference in basic and diluted earnings per share is due to exercisable stock options.

LIQUIDITY AND CAPITAL RESOURCES
     At March 31, 2000, the Company had an Industrial Development Revenue Bond (the Bond) in the amount of $2,800,000 outstanding. The Bond matures in the year 2014 and has principle payments of $500,000 due in 2004 and 2009.
     At March 31, 2000, the Company had approximately $6.8 million invested in short-term highly liquid debt instruments and a certificate of deposit in the amount of $1.0 million. In addition, the Company has an unused $10 million line of credit loan with a bank bearing interest at the LIBOR market rate plus .50% which expires on July 31, 2000.
     The Company believes its liquidity and capital resources to be excellent. Current cash flow and ~available funds are sufficient to satisfy existing cash requirements.
     The Company will continue its strategy of looking for growth through acquisitions in higher margin segments of the food industry. Having a significant amount of cash on hand, as well as available funds on its credit line, the Company believes it is in excellent position to invest in assets that will increase shareholder value over time.
     Management believes the Company's capital resources are sufficient to meet all of its working capital requirements into the foreseeable future.

IMPACT OF INFLATION
     Over the past three years, the effects of inflation on the Company's operations have been minimal. If inflation rises substantially, competitive pressures may make it difficult for the Company to pass the increases to the consumer.

FORWARD-LOOKING INFORMATION
     This report may contain "forward-looking" information within the meaning of the federal securities laws. The forward-looking information may include statements concerning the Company's outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by the statements.


2000 Annual Report                                The Smithfield Companies, Inc.

                                     2000

                          CONSOLIDATED BALANCE SHEETS

                                                                                 March 31
                                                                          2000              1999
-----------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                          $ 6,844,346        $ 9,728,710
   Certificate of deposit                                               1,038,529                 --
   Trade receivables, less allowance for doubtful
      accounts of $70,000 in 2000 and $79,000 in 1999                   1,157,744          1,060,459
   Inventories                                                          3,228,829          2,717,850
   Prepaid expenses                                                        59,225             36,217
   Deferred income taxes                                                  100,000            115,000
-----------------------------------------------------------------------------------------------------
       Total Current Assets                                            12,428,673         13,658,236
Property and Equipment
   Land                                                                   346,342            346,342
   Buildings                                                            5,208,407          3,516,539
   Machinery and equipment                                              3,046,409          1,886,245
   Delivery equipment                                                     275,526            269,201
   Office furniture and equipment                                         618,171            600,440
   Construction in progress                                                    --          2,201,088
-----------------------------------------------------------------------------------------------------
                                                                        9,494,855          8,819,855
   Less accumulated depreciation                                        3,977,784          3,577,974
-----------------------------------------------------------------------------------------------------
                                                                        5,517,071          5,241,881
Other Assets
   Marketable securities                                                  575,840            575,840
   Trademarks, net of accumulated amortization                            122,572            141,486
   Other intangibles, primarily customer lists,
      net of accumulated amortization                                     277,160            310,909
   Bond issuance costs, net of accumulated amortization                    70,839            102,136
   Deferred income taxes                                                  110,000            130,000
-----------------------------------------------------------------------------------------------------
                                                                        1,156,411          1,260,371
-----------------------------------------------------------------------------------------------------
                                                                      $19,102,155        $20,160,488
=====================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                   $   627,174        $   594,569
   Accrued compensation                                                   161,556            326,662
   Accrued expenses                                                       465,024            425,851
   Income taxes payable                                                    71,842            272,864
-----------------------------------------------------------------------------------------------------
       Total Current Liabilities                                        1,325,596          1,619,946
Long-Term Debt                                                          2,800,000          2,800,000
Stockholders' Equity
   Preferred stock, $100 par value, authorized 250,000 shares;
     none issued
   Common stock, no par value, authorized 5,000,000 shares;
     outstanding 2,172,744 shares and 2,341,061 shares                  1,238,570          2,488,492
   Retained earnings                                                   13,737,989         13,252,050
-----------------------------------------------------------------------------------------------------
                                                                       14,976,559         15,740,542
-----------------------------------------------------------------------------------------------------
                                                                      $19,102,155        $20,160,488
=====================================================================================================

See notes to consolidated financial statements.


The Smithfield Companies, Inc.                                2000 Annual Report

                                     2000

                       CONSOLIDATED STATEMENTS OF INCOME

                                                         For The Year Ended March 31
                                               2000                 1999                 1998
----------------------------------------------------------------------------------------------------
Net sales                                  $ 20,020,769         $ 21,195,201         $ 20,425,385
Cost of goods sold                           13,226,655           13,772,895           13,893,306
----------------------------------------------------------------------------------------------------
     Gross profit                             6,794,114            7,422,306            6,532,079
Other operating revenue                          74,083               79,839               99,524
----------------------------------------------------------------------------------------------------
                                              6,868,197            7,502,145            6,631,603
Operating expenses:
   Selling                                    3,189,965            3,018,289            2,720,254
   General and administrative                 2,618,383            2,581,966            2,572,636
----------------------------------------------------------------------------------------------------
                                              5,808,348            5,600,255            5,292,890
----------------------------------------------------------------------------------------------------
     Operating income                         1,059,849            1,901,890            1,338,713
Nonoperating income (expense):
   Other income, primarily interest             359,272              264,378              246,400
   Interest expense                            (133,251)              (9,558)              (2,998)
----------------------------------------------------------------------------------------------------
                                                226,021              254,820              243,402
----------------------------------------------------------------------------------------------------
     Income before income taxes               1,285,870            2,156,710            1,582,115
Federal and state income taxes                  377,000              695,000              505,000
----------------------------------------------------------------------------------------------------

       Net income                          $    908,870         $  1,461,710         $  1,077,115
====================================================================================================


Basic earnings per share                   $       0.41         $       0.62         $       0.45
====================================================================================================

Diluted earnings per share                 $       0.40         $       0.62         $       0.45
====================================================================================================

Weighted average shares--Basic                2,223,235            2,342,589            2,368,004
====================================================================================================

Weighted average shares--Diluted              2,264,292            2,362,260            2,381,539
====================================================================================================

See notes to consolidated financial statements.


2000 Annual Report                                The Smithfield Companies, Inc.

                                      2000

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   For The Year Ended March 31
                                                           2000                1999                1998
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                          $   908,870         $ 1,461,710         $ 1,077,115
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                       649,027             441,406             444,225
       Gain on disposal of property and
         equipment                                          (7,394)            (14,825)             (3,918)
       Provision for deferred income taxes                  35,000             (35,000)             90,000
       Changes in assets and liabilities:
         Trade receivables                                 (97,285)            198,134             292,790
         Inventories                                      (510,979)            182,818             107,557
         Prepaid expenses                                  (23,008)             14,243              20,922
         Accounts payable and accrued
           compensation and expenses                       (93,328)            251,643            (166,068)
        Income taxes payable                              (201,022)            136,466            (106,862)
-----------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY
     OPERATING ACTIVITIES                                  659,881           2,636,595           1,755,761

INVESTING ACTIVITIES
   Proceeds from the sale of New Orleans                                                           205,332
   Acquisition:
     Intangible assets                                                                             (22,235)
     Inventories                                                                                  (127,752)
     Equipment                                                                                     (50,050)
   Purchase of certificate of deposit                   (1,038,529)
     Purchase of marketable securities                                        (575,840)
   Purchase of property and equipment                     (876,363)         (2,437,770)           (307,249)
   Proceeds from sale of long-term assets                   43,500              50,500             353,264
-----------------------------------------------------------------------------------------------------------
   NET CASH (USED IN) PROVIDED BY
     INVESTING ACTIVITIES                               (1,871,392)         (2,963,110)             51,310

FINANCING ACTIVITIES
   Proceeds from long-term debt                                              2,800,000
   Bond issuance costs paid                                                   (104,744)
   Cash dividends paid                                    (422,931)           (304,561)           (284,181)
  Repurchase of common stock                            (1,249,922)            (15,377)           (503,742)
-----------------------------------------------------------------------------------------------------------
   NET CASH (USED IN) PROVIDED BY
     FINANCING ACTIVITIES                               (1,672,853)          2,375,318            (787,923)
-----------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                               (2,884,364)          2,048,803           1,019,148
Cash and cash equivalents at beginning
   of year                                               9,728,710           7,679,907           6,660,759
-----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT
   END OF YEAR                                         $ 6,844,346         $ 9,728,710         $ 7,679,907
===========================================================================================================

See notes to consolidated financial statements.



The Smithfield Companies, Inc.                                2000 Annual Report

                                      2000

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THE SMITHFIELD COMPANIES, INC. - MARCH 31, 2000

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of The Smithfield Companies, Inc. and its wholly owned subsidiaries (The Company). All significant intercompany balances and transactions have been eliminated.
     Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
     Segment Information: The Smithfield Companies, Inc. and its subsidiaries are engaged principally in a single business segment designated as "food processing". As a federally inspected food processor, the Company is engaged in the processing and/or distribution of cured meats, smoked meats and other food products.
     Revenue Recognition: Revenue is recognized at the time of title transfer, which ordinarily occurs at the time of shipment. Revenue from retail stores is recognized in the period which the products are sold.
     Advertising Costs: Advertising costs are expensed in the period incurred. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.
     Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents and trade receivables. All of the Company's cash equivalents are in highly liquid short-term municipal bond funds. The carrying amount of these cash equivalents approximate fair value because of their short maturities and fluctuating interest rates. Credit risk with respect to trade receivables is limited as the Company has a large number of diverse customers, thus spreading the trade credit risk. No single customer accounts for more than 10% of net sales.
     Stock-Based Compensation: Stock-based compensation is determined using the intrinsic value method prescribed in Accounting Principles Board Opinion No.
25. Required disclosures determined under the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note E.
     New Accounting Standards: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The Company does not expect that SFAS No. 133 will have a material effect on its financial condition or results of operations.
     Inventories: Inventories are valued at lower of cost (determined on the first-in, first-out method) or market.
     Property and Equipment: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line and accelerated methods (buildings 10-40 years; machinery and equipment 7-10 years; delivery equipment 3-10 years; office furniture and equipment 5-10 years). Accelerated methods are used for income tax purposes. Gains and losses from dispositions or retirements of property and equipment are recognized currently.
     Marketable Securities and Comprehensive Income: Investments in marketable securities are reported at fair market value based on quoted market prices, with unrealized gains or losses, net of tax, recorded as a separate component of stockholders' equity, if material.
     Bond Issuance Costs: Bond issuance costs have been capitalized and are being amortized over the life of the bonds. Accumulated amortization of bond issuance costs is $33,905 and $2,608 at March 31, 2000 and 1999, respectively.
     Amortization of Intangibles: Intangibles include goodwill, trademarks, brand names and customer lists. Goodwill is being amortized over twenty years using the straight-line method. Trademarks, brand names and customer lists are being amortized over their estimated useful lives of four to twenty years using the straight-line method. Accumulated amortization of intangibles is $500,919 and $448,256 at March 31, 2000 and 1999, respectively.
     Income Taxes: Taxes are provided on substantially

2000 Annual Report                                The Smithfield Companies, Inc.

                                      2000

all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the estimated future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.
     Earnings Per Share: Earnings per share are computed based upon the weighted average number of common shares outstanding and common equivalent shares in the form of stock options.

NOTE B -- INVENTORIES

     Inventories at March 31, 2000 and 1999 consisted of the following:

                                               2000                  1999
--------------------------------------------------------------------------------
Finished goods                              $1,295,332            $1,197,108
Production materials:
   Meats                                     1,245,700               931,928
   Other ingredients                           197,833               207,138
   Packing materials                           489,964               381,676
--------------------------------------------------------------------------------
                                            $3,228,829            $2,717,850
================================================================================

NOTE C -- LONG-TERM DEBT

     On March 4, 1999, the Company obtained, through its subsidiary The Smithfield Ham and Products Company, Incorporated, an Industrial Development Revenue Bond (IRB) in the amount of $2,800,000 from The Industrial Development Authority of the County of Isle of Wight. The interest rate on the bonds is variable and is adjusted weekly in accordance with the Bond Indenture by the Remarketing Agent. In no event shall the interest exceed 10%. At March 31, 2000, the variable interest rate on the bonds was 4.10%. The only collateral for the bonds is an irrevocable letter of credit from a bank. The letter of credit expires on February 15, 2001 and is subject to renewal.

     Principal payments on the bonds are as follows: $500,000 in 2004, $500,000 in 2009 and $1,800,000 in 2014. Interest is payable monthly. The Smithfield Companies, Inc. has guaranteed all principle and interest payments due under the bonds.

     Under terms of the IRB, the Company, among other things, agrees to maintain a current ratio of 3:1 and a debt service coverage ratio, as defined, of 1.5:1. The Company paid $98,927 in interest on the IRB in 2000. $9,204 was accrued on the bonds at March 31, 2000 and $6,632 was accrued at March 31, 1999.

NOTE D -- LINE OF CREDIT

     The Company has a line of credit agreement with a bank. The agreement provides the Company with a $10 million line of credit loan that can be used for all general corporate uses including acquisitions of companies in the food business. The line bears interest at the LIBOR market rate plus .50% and is subject to renewal on July 31, 2000. The line of credit is unsecured. The Company did not have any outstanding balance on this facility during the year ended March 31, 2000.

NOTE E -- STOCKHOLDERS' EQUITY

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

The Smithfield Companies, Inc.                                2000 Annual Report

                                      2000

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THE SMITHFIELD COMPANIES, INC. - MARCH 31, 2000

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

Stock Options
     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. In electing to account for its stock options under APB 25, the Company is required by SFAS No. 123 to provide pro forma information regarding net income and earnings per share.
     Under the Company's Stock Option Plan, selected employees of the Company may be granted options to purchase Common Stock. Such options may be designated Incentive Stock Options, as defined under the Internal Revenue Code, or Nonstatutory Stock Options at the time the option is granted. The exercise price of the options may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant of such options, and the options must be exercised within ten years. Other terms of the options will be determined at the date of grant. The termination of the Stock Option Plan does not effect the validity of options outstanding on the date of termination. The options are exercisable two years from the date of grant. At March 31, 2000, the weighted average remaining contractual life of the options is 7.0 years. The Company had 117,500, 40,000 and 34,000 shares which were exercisable at March 31, 2000, 1999 and 1998, respectively. At March 31, 2000, the weighted average exercise price of those shares is $4.93.

     The following is a summary of transactions for the Stock Option Plan:

                                                                Weighted
                                                                Average
                               Number of       Per Share        Exercise
                                Shares           Range           Price
--------------------------------------------------------------------------------
Options outstanding
   at March 31, 1997            48,000        $ 3.38-5.50       $ 3.83
     Granted                    87,500        $ 5.50-5.88       $ 5.57
     Retired                    (8,000)       $ 3.38-5.50       $ 4.41
--------------------------------------------------------------------------------
Options outstanding
   at March 31, 1998           127,500        $ 3.38-5.88       $ 4.99
     Repurchased               (10,000)       $      5.63       $ 5.63
--------------------------------------------------------------------------------
Options outstanding
   at March 31, 1999           117,500        $ 3.38-5.88       $ 4.93
     Granted                    42,500        $ 7.13-7.75       $ 7.20
--------------------------------------------------------------------------------
Options outstanding
   at March 31, 2000           160,000        $ 3.38-7.75       $ 5.53
================================================================================

     The fair value of each stock option granted in fiscal 2000 and 1998 is estimated using the Black-Scholes option model with the following weighted average assumptions for both years: dividend yield of 2% and expected lives of eight years. The weighted average risk-free interest rate was 6.72% in fiscal 2000 and 5.65% in fiscal 1998. The expected volatility is 0.5% in fiscal 2000 and 4.0% in 1998. The weighted average fair value of options granted is $1.88 and $1.25 in fiscal 2000 and 1998, respectively. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's pro forma net income would have decreased by $50,000, or $.02 per share for the year ended March 31, 2000 and $68,000 or $.03 for the year ended March 31, 1998. No stock options were issued during the year ended March 31, 1999.

Shareholder Rights Plan
  On July 31, 1991, the Board of Directors adopted a Shareholder Rights Plan (Rights Plan) and declared a dividend of one Right for each outstanding share of Common Stock. Under the terms of the Rights Plan, the Rights will be exercisable only if a person, group or other entity that was not a 10% shareholder as of July 1, 1991, becomes a 15% or more shareholder. Each

2000 Annual Report                                The Smithfield Companies, Inc.

                                      2000

Right will entitle the holder, upon payment of the exercise price of $29.50, to acquire one ten-thousandths of a share (a "unit") of Series A Junior Participating Cumulative Preferred Stock. Each unit has the same voting rights as one share of Common Stock. At the discretion of the Board of Directors, the Company will be entitled to redeem the Rights for $.01 per Right at any time before announcement that a 15% position has been acquired, and for 10 days after the announcement.
     If the Rights have not been redeemed, and any person, group or entity becomes a 20% or more shareholder, each Right will entitle the holder, except the acquiring person, group, or entity, upon payment of the exercise price, to acquire Preferred Stock or Common Stock at the option of the Company, each having a value equal to twice the Right's exercise price. Also, if the Company were acquired in a merger or other business combination by such persons, group or entity, or if 50% of its earning power or assets were sold in one transaction or series of transactions, each Right would entitle the holder, except the acquiring person, group or entity, to purchase securities of the surviving company having a market value equal to twice the Right's exercise price. The Rights will expire on July 31, 2001 unless previously exercised or redeemed by the Board of Directors.

     An analysis of changes in Common Stock and Retained Earnings follow:

                                          Common               Retained
                                          Stock                Earnings
--------------------------------------------------------------------------------
Balance at April 1, 1997               $ 3,007,611           $11,301,967
   Net Income                                                  1,077,115
   Dividends ($.12 per share)                                   (284,181)
   Repurchase of 397,222
     shares of Common Stock               (503,742)
--------------------------------------------------------------------------------
Balance at March 31, 1998              $ 2,503,869           $12,094,901
   Net Income                                                  1,461,710
   Dividends ($.13 per share)                                   (304,561)
   Repurchase of 2,367 shares
     of Common Stock                       (15,377)
--------------------------------------------------------------------------------
Balance at March 31, 1999              $ 2,488,492           $13,252,050
   Net Income                                                    908,870
   Dividends ($.19 per share)                                   (422,931)
   Repurchase of 168,317
     shares of Common Stock             (1,249,922)
--------------------------------------------------------------------------------
Balance at March 31, 2000              $ 1,238,570           $13,737,989

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

NOTE G - EMPLOYEE BENEFIT PLANS

Profit Sharing Plan
     The Company's profit sharing plan is a voluntary, defined contribution plan which covers virtually all employees. The Company may contribute annually up to a certain percentage of employee compensation to the plan. Effective January 1, 1997 the Company added a 401(k) feature to its profit sharing plan. The Company makes contributions to the plan based on 50% of the participants' contributions, which can range from 1% to 6% of their total compensation subject to certain limitations. Company matching contributions to the 401(k) plan were $44,534, $45,240 and $42,373 for the years ended March 31, 2000, 1999 and 1998, respectively.

Employee Stock Ownership Plan
     The Company's Employee Stock Ownership Plan (the Plan) covers all employees who have attained the required minimum age and length of service, except those covered by a collective bargaining agreement. Contributions to the Plan, which will be invested in the Company's Common Stock, are made as determined by the Board of Directors and are limited to certain percentages of the eligible employees' compensation. The Company contributed $55,000, $50,000 and $43,000 into the Plan for the years ended March 31, 2000, 1999 and 1998, respectively.

The Smithfield Companies, Inc.                               2000 Annual Report

                                      2000

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THE SMITHFIELD COMPANIES, INC. - MARCH 31, 2000

NOTE H - INCOME TAXES

     Significant components of the Company's deferred tax assets as of March 31, 2000 and 1999 are as follows:

                                                   2000              1999
--------------------------------------------------------------------------------
Deferred tax assets:
   Accrued liabilities                          $  62,000         $  75,000
   Inventory cost                                  15,000            13,000
   Accounts receivable
     allowance                                     22,000            25,000
   Book over tax depreciation                     101,000           123,000
   Book over tax amortization                      10,000             9,000
--------------------------------------------------------------------------------
         Total deferred tax assets              $ 210,000         $ 245,000
================================================================================

     The provision for income taxes consists of the following:

                                2000              1999              1998
--------------------------------------------------------------------------------
Currently payable:
     Federal                 $ 296,000         $ 633,000         $ 359,000
     State                      46,000            97,000            56,000
--------------------------------------------------------------------------------
                               342,000           730,000           415,000
   Deferred:
     Federal                    30,000           (29,000)           76,000
     State                       5,000            (6,000)           14,000
--------------------------------------------------------------------------------
                                35,000           (35,000)           90,000
--------------------------------------------------------------------------------
                             $ 377,000         $ 695,000         $ 505,000
================================================================================

     The provision for income taxes varies from that computed using federal statutory rates of 34%, as follows:

                                       For the Year Ended March 31
                                2000              1999              1998
--------------------------------------------------------------------------------
Federal taxes at
   statutory rate            $ 437,000         $ 733,000         $ 538,000
State taxes net of
   federal benefit              30,000            60,000            42,000
Trademark and
   goodwill
   amortization                  5,000             5,000             6,000
Tax-exempt interest            (82,000)          (92,000)          (88,000)
Other                          (13,000)          (11,000)            7,000
--------------------------------------------------------------------------------
                             $ 377,000         $ 695,000         $ 505,000
================================================================================

     The Company made income tax payments of $543,022 in 2000, $593,534 in 1999 and $521,862 in 1998.

NOTE I - OTHER FINANCIAL INFORMATION

Commitments and Contingencies
     Employment agreements have been established with certain officers of the Company. These agreements include clauses relating to salary and severance. The Company also has incentive arrangements with certain officers of the Company.

Leases
     The Company's operating leases consist primarily of retail facilities, some of which contain escalation clauses and renewal options for up to five years.
     At March 31, 2000, aggregate minimum rental commitments under non-cancelable operating leases having remaining terms of more than one year were $226,000 and are payable as follows: 2001, $109,000; 2002, $68,000; 2003,
$49,000.
     Contingent rentals relate to retail sales space based on gross sales. Rent expense is summarized as follows:

                                         For the Year Ended March 31
                                  2000              1999              1998
--------------------------------------------------------------------------------
Minimum rentals                 $147,884          $150,715          $152,968
Contingent rentals                27,358            26,048            25,096
--------------------------------------------------------------------------------
   TOTAL                        $175,242          $176,763          $178,064
================================================================================

Related Party Transactions
     A member of the Board of Directors is an attorney with the Company's law firm. The Company paid $5,199, $7,397 and $29,996 to the law firm in 2000, 1999 and 1998, respectively. Another member of the Board of Directors is chairman of a company which supplied packaging materials to the Company in the amount of $10,779, $14,488 and $6,759 in 2000, 1999 and 1998, respectively. During 1999, the Company invested $80,000 to acquire 8,000 shares of Common Stock in TowneBank (the Bank). The Company's President and CEO is on the Board of Directors of the Bank and a member of the Company's Board of Directors is President and Senior Loan Officer of the Bank. In April 1999 the Company purchased a Certificate of Deposit (CD) from the Bank. During the year ended March 31, 2000, the Company earned $50,705 on the CD which had a balance of $1,038,529 at March 31, 2000.

NOTE J - SUBSEQUENT EVENT

     Subsequent to March 31, 2000, the Company purchased and retired 22,000 shares of its Common Stock at a cost of $145,125.

2000 Annual Report                                The Smithfield Companies, Inc.

                                      2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

Shareholders and Board of Directors
The Smithfield Companies, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of The Smithfield Companies, Inc. and Subsidiaries (the "Company") at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Virginia Beach, Virginia
May 24, 2000

                        QUARTERLY RESULTS OF OPERATIONS

     The following table presents quarterly results of operations for the years ended March 31, 2000 and 1999:


(In thousands, except per share data)
(Unaudited)                                       Fiscal 2000                                         Fiscal 1999
                              --------------------------------------------------  --------------------------------------------------
                              1st Quarter  2nd Quarter  3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
------------------------------------------------------------------------------------------------------------------------------------
Net sales                       $ 4,056      $ 4,395      $ 8,474      $ 3,095      $ 3,787      $ 6,122      $ 7,992     $ 3,295
Cost of goods sold                2,616        2,990        5,568        2,051        2,418        4,177        4,974       2,204
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                      1,440        1,405        2,906        1,044        1,369        1,945        3,018       1,091
Other operating revenue              19           18           18           19           22           20           13          25
------------------------------------------------------------------------------------------------------------------------------------
                                  1,459        1,423        2,924        1,063        1,391        1,965        3,031       1,116
Selling, general and
  administrative expenses         1,233        1,290        2,054        1,231        1,170        1,382        1,971       1,078
------------------------------------------------------------------------------------------------------------------------------------
Operating income                    226          133          870         (168)         221           83        1,060          38
Interest, net                        52           62           53           58           70           55           67          62
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes          278          195          923         (110)         291          638        1,127         100
Income taxes                         78           50          310          (61)          81          211          387          16
------------------------------------------------------------------------------------------------------------------------------------
Net income                      $   200      $   145      $   613      $   (49)     $   210      $   427      $   740     $    84
====================================================================================================================================
Basic earnings per share:       $  0.09      $  0.06      $  0.28      $ (0.02)     $  0.09      $  0.18      $  0.32     $  0.04
====================================================================================================================================
Diluted earnings per share:     $  0.09      $  0.06      $  0.27      $ (0.02)     $  0.09      $  0.18      $  0.31     $  0.04
====================================================================================================================================

The Smithfield Companies, Inc.                                2000 Annual Report

                                      2000

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

EXECUTIVE OFFICERS

Richard S. Fuller
   President and
   Chief Executive Officer

Peter D. Pruden, III
   Executive Vice President
   and Secretary

Mark D. Bedard
   Chief Financial Officer
   and Treasurer

MANAGEMENT

Donald B. Burke
   Executive Vice President
   The Smithfield Ham
   & Products Co.

Larry R. Santure
   Senior Vice President
   and General Manager
   V. W. Joyner & Co.

Charles I. Penick, Jr.
   Vice President and
   General Manager
   Williamsburg Foods

James S. Groves
   Vice President of Retail
   Sales
   The Smithfield Ham
   & Products Co.

Howard J. Newton
   Vice President/National
   Accounts
   The Smithfield Ham
   & Products Co.

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

                    The Smithfield Collection/Fin 'n Feather
                                 1-800-628-2242
                          www.smithfieldcollection.com

                         The Peanut Shop of Williamsburg
                                 1-800-637-3268
                              www.thepeanutshop.com

               You can also visit the Company's primary website
                         www.smithfield-companies.com


CORPORATE INFORMATION

Executive Offices:
The Smithfield Building
311 County Street, Suite 203
Portsmouth, Virginia 23704

Transfer Agent:  Registrar and Transfer Company

Nasdaq Symbol: HAMS

Counsel:
Edmunds & Williams
800 Main Street
Lynchburg, Virginia 24505

Auditors:
PricewaterhouseCoopers LLP
One Columbus Center, Suite 400
Virginia Beach, Virginia 23462

Annual Meeting:
The Annual Meeting of Stockholders will be held on Thursday, July 27, 2000 at 9:00 a.m. at The Wachovia Bank Building, 200 High Street, Suite 203, Portsmouth, VA

Form 10-K Report:
Copies of the Company's Annual Report on Form 10-K are available without charge, upon written request to:

The Smithfield Companies, Inc.
The Smithfield Building
311 County Street, Suite 203
Portsmouth, VA 23704

Market for Smithfield Common Stock:
The Company's common stock is traded in the NASDAQ Small Cap Market under the symbol HAMS. The following table sets forth the quarterly high and low market prices and dividends paid for each quarter of fiscal 2000 and 1999.

Fiscal 2000                             High                       Low
--------------------------------------------------------------------------------
First Quarter                          8                          7 1/8
Second Quarter                         8 7/8                      7 7/16
Third Quarter                          8 1/8                      7 1/2
Fourth Quarter                         7 1/4                      6 5/8

Fiscal 1999                            High                        Low
--------------------------------------------------------------------------------
First Quarter                          7 1/2                      6
Second Quarter                         8                          6 3/4
Third Quarter                          8                          6 1/4
Fourth Quarter                         8 5/8                      7 3/8

Dividends                              2000                       1999
--------------------------------------------------------------------------------
First Quarter                         $0.035                     $0.030
Second Quarter                        $0.085                     $0.030
Third Quarter                         $0.035                     $0.035
Fourth Quarter                        $0.035                     $0.035
--------------------------------------------------------------------------------
                                      $0.190                     $0.130
================================================================================

On June 2, 2000 there were 134 holder's of record of the Company's common stock. In addition, over 200 beneficial shareholders are estimated.

2000 Annual Report                                The Smithfield Companies, Inc.

                                       16